UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2024
Commission File Number: 001-12610

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F  ☐

Quarterly Financial Information

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[105000] Management commentary

Management commentary

Mexico City, May 2, 2024 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for the full year and fourth quarter of 2023. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Financials have been adjusted to reflect the impact of the TelevisaUnivision, Inc. (“TelevisaUnivision”) transaction which was closed on January 31, 2022. Results from the content assets included in the transaction are presented as discontinued operations.

The following table sets forth condensed consolidated statements of income for the years ended December 31, 2023 and 2022, in millions of Mexican pesos.

	2023	Margin	2022	Margin	Change
		%		%	%
Revenues	73,767.9	100.0	75,526.6	100.0	(2.3)
Operating segment income (1)	26,411.3	35.6	28,010.1	36.8	(5.7)
(1) The operating segment income margin is calculated as a percentage of segment revenues.

Revenues decreased by 2.3% to Ps.73,767.9 million in 2023 compared with Ps. 75,526.6 million in 2022. This decrease was due to a revenue decline in the Sky segment. Operating segment income decreased by 5.7%, translating into a 35.6% margin.

The following table sets forth condensed consolidated statements of income for the years ended December 31, 2023 and 2022, in millions of Mexican pesos:

	2023	Margin	2022	Margin	Change
		%		%	%
Revenues	73,767.9	100.0	75,526.6	100.0	(2.3)
Net (loss) income	(8,807.3)	(11.9)	45,283.9	60.0	n/a
Net (loss) income attributable to stockholders of the Company	(8,422.7)	(11.4)	44,712.2	59.2	n/a
Segment revenues	74,258.3	100.0	76,089.6	100.0	(2.4)
Operating segment income (1)	26,411.3	35.6	28,010.1	36.8	(5.7)
(1) The operating segment income margin is calculated as a percentage of segment revenues.

Net income or loss attributable to stockholders of the Company amounted to a net loss of Ps.8,422.7 million for the year ended December 31, 2023, compared with a net income of Ps.44,712.2 million for the year ended December 31, 2022.

The unfavorable change of Ps.53,134.9 million reflected (i) the absence in 2023 of a Ps.56,222.2 million income from discontinued operations that we recognized in 2022 in connection with the TelevisaUnivision transaction; (ii) a Ps.1,712.0 million decrease in operating income before other expense; (iii) a Ps.51.2 million increase in other expense, net; and (iv) a Ps.3,905.8 million unfavorable change in income tax benefit or expense.

These unfavorable variances were partially offset by (i) a Ps.4,508.4 million decrease in finance expense, net; (ii) a Ps.3,291.6 million decrease in share of loss of associates and joint ventures, net; and (iii) a Ps.956.3 million favorable change in net income or loss attributable to non-controlling interests.

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Disclosure of nature of business

Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable and DTH systems. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the US and over 50 countries through television networks, cable operators and over-the-top or “OTT” services.

Disclosure of management’s objectives and its strategies for meeting those objectives

We operate a Cable business and Sky, a DTH platform. We intend to continue strengthening our position in these businesses and growing by continuing to make additional investments, which could be substantial in size, while maintaining profitability and financial discipline.

We are the largest shareholder of TelevisaUnivision, a leading media company producing, creating and distributing Spanish speaking content through several broadcast channels in Mexico, the United States and over 50 countries through TV networks, cable operators and over-the-top services. We intend to continue exploring potential ventures and business opportunities with TelevisaUnivision.

In addition, we intend to continue to analyze opportunities to expand our business by developing new business initiatives and/or through business acquisitions and investments. We also continue to evaluate strategic alternatives for our portfolio of non-core assets.

Disclosure of entity’s most significant resources, risks and relationships

We plan to continue leveraging our strengths and capabilities to develop new businesses and analyzing opportunities to expand through acquisitions or other transactions. We are constantly assessing potential opportunities that complement our business strategy. We may identify and evaluate opportunities for strategic acquisitions of complementary businesses, technologies or companies. We may also consider joint ventures, minority investments and other collaborative projects and investments. Any such transaction could be funded using cash on hand, our equity securities and/or the incurrence of debt, or a combination thereof.

The investing public should consider the risks stated as follows, as well as the risks described in “Key Information-Risk Factors” in the Company’s 2023 Annual Report and Form 20-F, which are not the only risks and uncertainties faced by the Company. Risks and uncertainties unknown by the Company, as well as those that the Company currently considers as not relevant, could affect its operations and activities.

Risk Factors Related with Political Developments:
•	Imposition of fines by regulators and other authorities could adversely affect our financial condition and results of operations
•	Social Security Law
•	Federal Labor Law
•	Mexican tax laws
•	Regulations of the General Health Law on advertising
•	Changes in U.S. tax law
•	Mexican Securities Market Law
•	Renewal or revocation of our concessions

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Risk Factors Related to our Business:

•	Control of a stockholder
•	Measures for the prevention of the taking of control
•	Competition
•	Loss of transmission or loss of the use of satellite transponders
•	Incidents affecting our network and information systems or other technologies
•	Weaknesses in internal controls over financial reporting
•	Uncertainty in global financial markets
•	The Resurgence of the COVID-19 Pandemic, or the Emergence of a New Pandemic
•	Currency fluctuations or the devaluation and depreciation of the Mexican peso
•	Renegotiation of the Trade Agreements or other changes in foreign policy by the new or currency presidential administration in the United States
•
Following the Consummation of the TelevisaUnivision Transaction and the Spin-Off of certain businesses of our Former Other Businesses Segment, Our Continuing Operations Are Less Diversified, Primarily Focused on Our Cable and Sky Segments

•	Inflation Rates and High Interest Rates in Mexico
•	Political events in Mexico
•	Increased labor conflicts in Mexico
•	We are subject to a variety of global laws, regulations, and rules related to privacy and personal data protection

Risk Factors Related to Univision:

•	The Results of Operations of TelevisaUnivision May Affect Our Financial Performance and the Value of Our Investment in that Company
•	The Performance of TelevisaUnivision May Affect the Market Price of Our Shares and of Our CPOs or GDSs

Although We Have a Large Equity Interest in TelevisaUnivision, We Do Not Control TelevisaUnivision

Disclosure of results of operations and prospects

The following table presents full year consolidated results ended December 31, 2023 and 2022, for each of our business segments, in millions of Mexican pesos.

Revenues	2023	%	2022	%	Change %
Cable	48,802.5	65.7	48,411.8	63.6	0.8
Sky	17,585.2	23.7	20,339.0	26.7	(13.5)
Other Businesses	7,870.6	10.6	7,338.8	9.7	7.2
Segment Revenues	74,258.3	100.0	76,089.6	100.0	(2.4)
Intersegment Operations (1)	(490.4)		(563.0)
Revenues	73,767.9		75,526.6		(2.3)

Operating Segment Income (2)	2023	Margin %	2022	Margin %	Change %
Cable	18,727.5	38.4	19,902.8	41.1	(5.9)
Sky	5,731.4	32.6	6,416.3	31.5	(10.7)
Other Businesses	1,952.4	24.8	1,691.0	23.0	15.5
Operating Segment Income (2)	26,411.3	35.6	28,010.1	36.8	(5.7)
Corporate Expenses	(1,259.9)	(1.7)	(1,538.1)	(2.0)	18.1
Depreciation and Amortization	(21,469.2)	(29.1)	(21,117.4)	(28.0)	(1.7)
Other expense, net	(866.8)	(1.2)	(815.6)	(1.1)	(6.3)
Intersegment Operations (1)	(160.0)	(0.2)	(120.4)	(0.2)	(32.9)
Operating Income	2,655.4	3.6	4,418.6	5.9	(39.9)
(1)	For segment reporting purposes, intersegment operations are included in each of the segment operations.
(2)	Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other income or expense, net.

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Fourth-quarter Results by Business Segment

The following table presents fourth quarter consolidated results ended December 31, 2023 and 2022, for each of our business segments. Consolidated results for the fourth quarter of 2023 and 2022 are presented in millions of Mexican pesos.

Revenues	4Q’23%		4Q’22%		Change %
Cable	12,240.4	66.0	12,463.3	64.2	(1.8)
Sky	4,181.6	22.5	4,936.6	25.5	(15.3)
Other Businesses	2,127.8	11.5	2,002.3	10.3	6.3
Segment Revenues	18,549.8	100.0	19,402.2	100.0	(4.4)
Intersegment Operations (1)	(137.4)		(269.9)
Revenues	18,412.4		19,132.3		(3.8)

Operating Segment Income (2)	4Q’23	Margin %	4Q’22	Margin %	Change %
Cable	4,608.3	37.6	5,059.3	40.6	(8.9)
Sky	1,140.9	27.3	1,151.6	23.3	(0.9)
Other Businesses	463.1	21.8	499.2	24.9	(7.2)
Operating Segment Income (2)	6,212.3	33.5	6,710.1	34.6	(7.4)
Corporate Expenses	(589.4)	(3.2)	(705.7)	(3.6)	16.5
Depreciation and Amortization	(5,258.8)	(28.6)	(5,702.7)	(29.8)	7.8
Other income (expense), net	213.9	1.2)	(315.2)	(1.6)	n/a
Intersegment Operations (1)	(41.5)	(0.2)	(119.3)	(0.6)	n/a
Operating income (loss)	536.5	2.9	(132.8)	(0.7)	n/a
(1)	For segment reporting purposes, intersegment operations are included in each of the segment operations.
(2)	Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other income or expense, net.

Cable

Total net additions for the quarter were approximately 9.6 thousand RGUs. Broadband net additions were 595, while video net additions of 104. We also had 8.5 thousand mobile net additions, ending the year with more than 307.8 thousand mobile subscribers.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of December 31, 2023 and 2022.

RGUs	4Q’23 Net Adds	2023 Net Adds	2023	2022
Video	104	(398,726)	4,059,494	4,458,220
Broadband	595	(305,720)	5,678,431	5,984,151
Voice	388	117,421	5,351,145	5,233,724
Mobile	8,515	67,600	307,807	240,207
Total RGUs	9,602	(519,425)	15,396,877	15,916,302

Fourth quarter revenues decreased by 1.8% to Ps.12,240.4 million compared with Ps.12,463.3 million in the fourth quarter of 2022.

Full year revenues increased by 0.8% to Ps.48,802.5 million compared with Ps.48,411.8 million in 2022. Total RGUs were close to 15.4 million, with around 519 thousand disconnections mainly due to a proactive subscriber base clean-up in the third quarter.

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Fourth quarter operating segment income decreased by 8.9% to Ps.4,608.3 million compared with Ps.5,059.3 million in the fourth quarter of 2022. The margin reached 37.6%. During the quarter, operating segment income declined by 8.6% and 22.4% for our MSO and our Enterprise Operations, respectively. Profitability for our MSO and our Enterprise Operations declined by 370 basis points and 140 basis points year-on-year, respectively. However, on a quarter-on-quarter basis profitability for our MSO Operations increased by 240 basis points driven by the headcount reduction implemented in the third quarter.

Full year operating segment income fell by 5.9% to Ps.18,727.5 million compared with Ps.19,902.8 million in 2022. The margin reached 38.4%. During the year, operating segment income declined by 4.0% and 26.4% for our MSO and our Enterprise Operations, respectively. Profitability for our MSO and our Enterprise Operations declined by 270 basis points and 400 basis points year-on-year, respectively.

The following tables set forth the breakdown of revenue and operating segment Income, excluding consolidation adjustments, for our MSO and Enterprise Operations for the fourth quarter of 2023 and 2022, and for the full year of 2023 and 2022.

MSO Operations (1) Millions of Mexican pesos	2023	2022	Change %	4Q’23	4Q’22	Change %
Revenue	45,033.2	43,958.9	2.4	11,108.7	11,138.2	(0.3)
Operating Segment Income	18,108.4	18,865.1	(4.0)	4,475.9	4,896.2	(8.6)
Margin (%)	40.2	42.9		40.3	44.0

Enterprise Operations (1) Millions of Mexican pesos	2023	2022	Change %	4Q’23	4Q’22	Change %
Revenue	5,803.7	6,721.9	(13.7)	1,567.1	1,867.1	(16.1)
Operating Segment Income	1,328.3	1,805.9	(26.4)	278.4	358.9	(22.4)
Margin (%)	22.9	26.9		17.8	19.2
(1)
Full year results do not include the consolidation adjustments of Ps.2,034.4 million in revenues nor Ps.709.2 million in Operating Segment Income for 2023, neither the consolidation adjustments of Ps.2,269.0 million in revenues nor Ps.768.2 million in Operating Segment Income for 2022. Likewise, fourth quarter results do not include the consolidation adjustments of Ps.435.4 million in revenues nor Ps.146.0 million in Operating Segment Income for fourth quarter 2023, neither the consolidation adjustments of Ps.542.0 million in revenues nor Ps.195.8 million in Operating Segment Income for fourth quarter 2022. Consolidation adjustments are considered in the consolidated results of the Cable segment.

Fourth quarter revenues and operating segment income in our MSO Operations decreased by 0.3% and 8.6%, respectively. Profitability at our MSO Operations reached a 40.3% margin. On a sequential basis, our margin expanded by 240 basis points compared with the 37.9% margin of the third quarter.

Fourth quarter revenues in our Enterprise Operations decreased by 16.1% and the operating segment income declined by 22.4%. Our profitability declined by 140 basis points year-on-year.

Full year revenues and operating segment income in our MSO operations increased by 2.4% and declined by 4.0%, respectively, reaching a margin of 40.2%.

Full year revenues and operating segment income in our Enterprise Operations decreased by 13.7% and 26.4%, respectively.

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Sky

During the quarter, Sky had around 160.4 thousand RGUs disconnections. This was mainly driven by the loss of 130.5 thousand video RGUs.

The following table sets forth the breakdown of RGUs per service type for Sky as of December 31, 2023 and 2022.

RGUs	4Q’23 Net Adds	2023 Net Adds	2023	2022
Video	(130,521)	(689,633)	5,567,426	6,257,059
Broadband	(29,865)	(125,205)	515,089	640,294
Voice	(21)	(109)	344	453
Mobile	(12)	16,900	32,502	15,602
Total RGUs	(160,419)	(798,047)	6,115,361	6,913,408

Fourth quarter revenues decreased by 15.3% to Ps.4,181.6 million compared with Ps.4,936.6 million in the fourth quarter of 2022, mainly explained by the year-on-year decline in RGUs and lower recharges at Sky’s prepaid packages.

Full year revenues were Ps.17,585.2 million, declining 13.5% compared with Ps.20,339.0 million in 2022.

Fourth quarter operating segment income decreased by 0.9% to Ps.1,140.9 million compared with Ps.1,151.6 million in the fourth quarter of 2022, driven mainly by the lower revenue. The margin was 27.3%, expanding by 400 basis points year-on-year.

Full year operating segment income decreased by 10.7% to Ps.5,731.4 million compared with Ps.6,416.3 million in 2022, impacted by the lower revenue. The margin was 32.6%, an expansion of 110 basis points compared with 2022.

Other Businesses

Fourth quarter revenues increased by 6.3% to Ps.2,127.8 million compared with Ps.2,002.3 million in the fourth quarter of 2022.

Full year revenues increased by 7.2% to Ps.7,870.6 million compared with Ps.7,338.8 million in 2022. This growth was mainly driven by a better performance in the gaming and fútbol businesses.

Fourth quarter operating segment income decreased by 7.2% to Ps.463.1 million compared with Ps.499.2 million in the fourth quarter of 2022.

Full year operating segment income increased by 15.5% to Ps.1,952.4 million compared with Ps.1,691.0 million in 2022.

Corporate Expense

Corporate expense decreased by Ps.278.2 million, or 18.1%, to Ps.1,259.9 million in 2023, from Ps.1,538.1 million in 2022. The decrease reflected primarily a lower share-based compensation expense, as well as a decrease in other non-allocated corporate expenses.

Share-based compensation expense in 2023 and 2022 amounted to Ps.748.5 million and Ps.968.6 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees and is recognized over the vesting period.

Other Expense, Net

Other expense, net, increased by Ps.51.2 million, to Ps.866.8 million in 2023, from Ps.815.6 million in 2022. This increase reflected primarily (i) an increase in non-recurring severance expense in connection with headcount reductions in our Cable segment; (ii) non-recurring expense related to damage caused by Hurricane “Otis” in our Cable segment; and (iii) impairment adjustments of long-lived assets. These unfavorable variances were partially offset by (i) the absence in 2023 of other expense in connection with a settlement agreement of a class action in the fourth quarter of 2022; and (ii) an interest income for recovery of asset tax from prior years.

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The following table sets forth the breakdown of cash and non-cash other (expense) income, net, stated in millions of Mexican pesos, for the years ended December 31, 2023 and 2022.

Other (Expense) Income, net	2023	2022
Cash	(1,369.7)	(736.5)
Non-cash	502.9	(79.1)
Total	(866.8)	(815.6)

Finance Expense, Net

The following table sets forth the finance (expense) income, net, stated in millions of Mexican pesos for the years ended December 31, 2023 and 2022.

	2023	2022	Favorable (Unfavorable) Change
Interest expense	(7,654.3)	(9,455.6)	1,801.3
Interest income	3,307.4	2,151.1	1,156.3
Foreign exchange loss, net	(216.1)	(1,791.0)	1,574.9
Other finance expense, net	(134.8)	(110.7)	(24.1)
Finance expense, net	(4,697.8)	(9,206.2)	4,508.4

Finance expense, net, decreased by Ps.4,508.4 million, or 49.0%, to a Ps.4,697.8 million in 2023, from Ps.9,206.2 million in 2022.
This decrease reflected:

(i)
a Ps.1,801.3 million decrease in interest expense in connection with a lower average principal amount of debt in the year ended December 31, 2023, resulting primarily from prepayments made in 2023 of our long-term debt;

(ii)
a Ps.1,156.3 million increase in interest income explained primarily by higher interest rates in 2023, which effect was partially offset by a lower average amount of cash and cash equivalents for the year ended December 31, 2023; and

(iii)
a Ps.1,574.9 million decrease in foreign exchange loss, net, resulting primarily from  the appreciation of the Mexican peso against the U.S. dollar on a lower average U.S. dollar net asset position for the year ended December 31, 2023, compared to a higher average U.S. dollar net asset position for the year ended December 31, 2022, which was partially offset by a 13.1% appreciation of the Mexican peso against the U.S. dollar in 2023, compared to a 5.0% appreciation in 2022.

These favorable variances were partially offset by a Ps.24.1 million increase in other finance expense, net, resulting from a higher loss in fair value of our derivative contracts for the year ended December 31, 2023.

Share of Loss of Associates and Joint Ventures, Net

Share of loss of associates and joint ventures, net, decreased by Ps.3,291.6 million, to a share of loss of Ps.4,086.6 million in 2023, from Ps.7,378.2 million in 2022. This decrease reflected primarily a lower net loss of TelevisaUnivision for the year ended December 31, 2023.
We recognized a share of the loss of TelevisaUnivision in 2023 and 2022, primarily in connection with an impairment adjustment for goodwill and indefinite-lived intangible assets recognized by TelevisaUnivision in the fourth quarter of 2023 and 2022.
Share of loss of associates and joint ventures, net, for the year ended December 31, 2023, included primarily our share of loss of TelevisaUnivision.

Income Taxes

Income taxes changed by Ps.3,905.8 million, to an income tax expense of Ps.2,678.3 million for the year ended December 31, 2023, from an income tax benefit of Ps.1,227.5 million for the year ended December 31, 2022. This unfavorable change reflected a non-cash net income tax expense primarily in connection with an assessment of the tax authority to reduce certain tax loss carryforwards for which a deferred income tax was recognized in prior years, as well as write-offs of deferred income tax assets.

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Net Income or Loss Attributable to Non-controlling Interests

Net income or loss attributable to non-controlling interests changed by Ps.956.3 million to a net loss of Ps.384.6 million in 2023, compared with a net income of Ps.571.7 million in 2022. This change reflected primarily a net loss attributable to non-controlling interests in our Cable segment.

Financial position, liquidity and capital resources

Capital Expenditures

During the year ended December 31, 2023, we invested approximately U.S.$828.5 million in property, plant and equipment as capital expenditures.

The following table sets forth the breakdown by segment of capital expenditures for the years ended December 31, 2023 and 2022, in millions of U.S. dollars.

Capital Expenditures (Millions of U.S. Dollars)	2023	2022
Cable	633.0	645.9
Sky	149.2	193.1
Other Businesses	46.3	17.4
Continuing operations	828.5	856.4
Discontinued operations	-	3.4
Total	828.5	859.8

Debt and Lease Liabilities

The following table sets forth our total consolidated debt and lease liabilities as of December 31, 2023 and 2022. Amounts are stated in millions of Mexican pesos.

	December 31, 2023	December 31, 2022	Increase (Decrease)
Current portion of long-term debt	9,988.0	1,000.0	8,988.0
Long-term debt, net of current portion	78,547.9	104,240.7	(25,692.8)
Total debt (1)	88,535.9	105,240.7	(16,704.8)
Current portion of long-term lease liabilities	1,280.9	1,373.2	(92.3)
Long-term lease liabilities, net of current portion	6,010.6	6,995.8	(985.2)
Total lease liabilities	7,291.5	8,369.0	(1,077.5)
Total debt and lease liabilities	95,827.4	113,609.7	(17,782.3)
(1)	As of December 31, 2023, total debt is presented net of finance costs in the amount of Ps.1,278.4 million.

As of December 31, 2023, our consolidated net debt position (total debt and lease liabilities, less cash and cash equivalents, and non-current investments in financial instruments) was Ps.60,654.5 million. As of December 31, 2023, the non-current investments in financial instruments amounted to an aggregate of Ps.2,586.6 million.

In December 2023, our Sky segment prepaid outstanding debt in the principal amount of Ps.400 million, in connection with funds used in 2023 from a revolving credit facility.

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Spun-off Businesses

In connection with a spin-off proposal approved by our Board of Directors and Stockholders to separate most of the net assets comprising the operations of our former Other Businesses segment (“Spun-off Businesses”):

(i)	a new controlling entity of the Spun-off Businesses, Ollamani, S.A.B. (“Ollamani”), was incorporated under the laws of Mexico as a limited liability public stock corporation on January 31, 2024;

(ii)	a spin-off of the Spun-off Businesses was carried out on January 31, 2024;

(iii)	we obtained all required corporate and regulatory authorizations for this spin-off proposal on February 12, 2024;

(iv)	the shares of Ollamani were listed and began to trade on February 20, 2024, in the form of CPOs, on the Mexican Stock Exchange under the ticker symbol “AGUILAS CPO”; and

(v)
beginning in the first quarter of 2024, we will begin to present the results of operations of our Spun-off Businesses as discontinued operations in our consolidated statements of income for any comparative prior period and for the month ended January 31, 2024.

Shares Outstanding

As of December 31, 2023 and 2022, our shares outstanding amounted to 323,976.5 million and 330,739.7 million shares, respectively, and our CPO equivalents outstanding amounted to 2,769.0 million and 2,826.8 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of December 31, 2023 and 2022, the GDS (Global Depositary Shares) equivalents outstanding amounted to 553.8 million and 565.4 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Internal control

The Company has an integral internal control system. The system is based on business, operating and administrative general policies, as well as the assignment of responsibilities and authorization capacities, in accordance with the nature and significance of identified risks affecting the Company.

The internal control system is currently being optimized and adjusted to international models and best corporate practices. This process includes the update and/or implementation of the following matters:

•
Control environment: issuance of senior management pronouncements in the areas of risks and internal control, the issuance of the Ethics Code, the communication and trainning on risk and control matters, and the update of the general model of responsibilities and capacities

•	Risk assessment: systematization of the process to identify, manage and control risks
•	Control Activities: coordination of internal control procedures and activities with supervisory processes

The governance body responsible for the authorization of the Company’s internal control system is the Board of Directors through the Audit Committee.

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Disclosure of critical performance measures and indicators that management uses to evaluate entity’s performance against stated objectives

	2023	Margin	2022	Margin	Change
		%		%	%
Revenues	73,767.9	100.0	75,526.6	100.0	(2.3)
Net (loss) income	(8,807.3)	(11.9)	45,283.9	60.0	n/a
Net (loss) income attributable to stockholders of the Company	(8,422.7)	(11.4)	44,712.2	59.2	n/a
Segment revenues	74,258.3	100.0	76,089.6	100.0	(2.4)
Operating segment income (1)	26,411.3	35.6	28,010.1	36.8	(5.7)
(1)	The operating segment income margin is calculated as a percentage of segment revenues.

Revenues	2023	%	2022	%	Change %
Cable	48,802.5	65.7	48,411.8	63.6	0.8
Sky	17,585.2	23.7	20,339.0	26.7	(13.5)
Other Businesses	7,870.6	10.6	7,338.8	9.7	7.2
Segment Revenues	74,258.3	100.0	76,089.6	100.0	(2.4)
Intersegment Operations (1)	(490.4)		(563.0)
Revenues	73,767.9		75,526.6		(2.3)

Operating Segment Income (2)	2023	Margin %	2022	Margin %	Change %
Cable	18,727.5	38.4	19,902.8	41.1	(5.9)
Sky	5,731.4	32.6	6,416.3	31.5	(10.7)
Other Businesses	1,952.4	24.8	1,691.0	23.0	15.5
Operating Segment Income (2)	26,411.3	35.6	28,010.1	36.8	(5.7)
Corporate Expenses	(1,259.9)	(1.7)	(1,538.1)	(2.0)	18.1
Depreciation and Amortization	(21,469.2)	(29.1)	(21,117.4)	(28.0)	(1.7)
Other expense, net	(866.8)	(1.2)	(815.6)	(1.1)	(6.3)
Intersegment Operations (1)	(160.0)	(0.2)	(120.4)	(0.2)	(32.9)
Operating Income	2,655.4	3.6	4,418.6	5.9	(39.9)
(1)	For segment reporting purposes, intersegment operations are included in each of the segment operations.
(2)	Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other income or expense, net.

Revenues	4Q’23%		4Q’22%		Change %
Cable	12,240.4	66.0	12,463.3	64.2	(1.8)
Sky	4,181.6	22.5	4,936.6	25.5	(15.3)
Other Businesses	2,127.8	11.5	2,002.3	10.3	6.3
Segment Revenues	18,549.8	100.0	19,402.2	100.0	(4.4)
Intersegment Operations (1)	(137.4)		(269.9)
Revenues	18,412.4		19,132.3		(3.8)

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Operating Segment Income (2)	4Q’23	Margin %	4Q’22	Margin %	Change %
Cable	4,608.3	37.6	5,059.3	40.6	(8.9)
Sky	1,140.9	27.3	1,151.6	23.3	(0.9)
Other Businesses	463.1	21.8	499.2	24.9	(7.2)
Operating Segment Income (2)	6,212.3	33.5	6,710.1	34.6	(7.4)
Corporate Expenses	(589.4)	(3.2)	(705.7)	(3.6)	16.5
Depreciation and Amortization	(5,258.8)	(28.6)	(5,702.7)	(29.8)	7.8
Other income (expense), net	213.9	1.2	(315.2)	(1.6)	n/a
Intersegment Operations (1)	(41.5)	(0.2)	(119.3)	(0.6)	n/a
Operating income (loss)	536.5	2.9	(132.8)	(0.7)	n/a
(1)	For segment reporting purposes, intersegment operations are included in each of the segment operations.
(2)	Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other income or expense, net.

Sustainability

In 2023, we launched our new purpose that brings to life the mission and vision of our business - WE BRING PEOPLE CLOSER TO WHAT MATTERS MOST TO THEM. Our focus on environmental, social and governance issues is an integral part of our business purpose and strategy. Year after year, we continue to strengthen our commitment to connect lives, a reason why we redefined our ESG strategy focused on four pillars: Climate Resilient Connections, Digital Inclusion, Empowering People and Leading by Example.

Our transparency and reporting strategy is aligned with international frameworks and standards. We prepare the Sustainability Report aligned with the Global Reporting Initiative (GRI), an internationally recognized framework for sustainability reporting that helps organizations report on their economic, environmental, and social impacts; as well as with the industry standards of the Sustainability Accounting Standards Board (SASB), and the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). Grupo Televisa supports the Ten Principles of the United Nations Global Compact (“UNGC”).

The Company continues to be recognized with the FTSE4Good Index Series indices: FTSE4Good Emerging Markets, FTSE4Good Emerging Latin America, and received the Socially Responsible Company Distinction 2023 (Socially Responsible Company 2023 recognition), awarded by the Mexican Center for Philanthropy. Also, the Company was confirmed as a signatory to the United Nations Global Compact, the world's largest corporate sustainability initiative.

Additional Information Available on Website

The information in this management commentary should be read in conjunction with the financial statements and footnotes contained in the Company's Annual Report and on Form 20-F for the year ended December 31, 2023, which is posted on the “Reports and Filings” section of our investor relations website at televisair.com.

In addition, TelevisaUnivision and/or its subsidiaries publish annual and quarterly financial statements and financial information as well other important information concerning its business from time to time on its website and elsewhere.  The Company is not responsible for such TelevisaUnivision information in any way, and such information is not intended to be included as part of, or incorporated by reference into, the Company’s public filings or releases.

Disclaimer

This management commentary contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this management commentary should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this management commentary and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

12 of 94

[110000] General information about financial statements

Ticker:	TLEVISA
Period covered by financial statements:	2023-01-01 TO 2023-12-31
Date of end of reporting period:	2023-12-31
Name of reporting entity or other means of identification:	TLEVISA
Description of presentation currency:	MXN
Level of rounding used in financial statements:	THOUSANDS OF MEXICAN PESOS
Consolidated:	YES
Number of quarter:	4D
Type of issuer:	ICS
Explanation of change in name of reporting entity or other means of identification from end of preceding reporting period:
Description of nature of financial statements:

Corporate Information

Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”), its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or GDSs, on the New York Stock Exchange, or NYSE, under the ticker symbol TV. The Company’s principal executive offices are located at Avenida Vasco de Quiroga 2000, Colonia Santa Fe, 01210 Ciudad de México, México.

Basis of Preparation and Accounting Policies

The condensed consolidated financial statements of the Group, as of December 31, 2023 and 2022, and for the ended years December 31, 2023 and 2022, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34, Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.

The unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and notes thereto for the years ended December 31, 2023, 2022 and 2021, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board, and include, among other disclosures, the Group’s most significant accounting policies, which were applied on a consistent basis as of December  31, 2023.

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Name service provider external audit

KPMG Cádenas Dosal, S.C.

Name of the partner signing opinion

C.P.C. Joaquín Alejandro Aguilera Dávila

Type of opinion on the financial statements

Unmodified opinion

Date of opinion on the financial statements

April 8, 2024

Date assembly in which the financial statements were approved

April 25, 2024

14 of 94

Follow-up of analysis

The financial institutions that perform financial analysis on the securities of Grupo Televisa, S.A.B., are as follows:

Institution:

   Banorte-IXE
   BBVA Bancomer
   Benchmark
   BTG Pactual
   BofA Securities
   Bradesco
   Citibanamex
   GBM
   Goldman Sachs
   HSBC
   Itaú Securities
   Jefferies
   Morgan Stanley
   Morningstar
   New Street
   Santander
   UBS
   Vector

15 of 94

[210000] Statement of financial position, current/non-current

Concept	Close Current Quarter 2023-12-31	Close Previous Exercise 2022-12-31
Statement of financial position
Assets
Current assets
Cash and cash equivalents	32,586,352,000	51,130,992,000
Trade and other current receivables	17,887,098,000	19,488,319,000
Current tax assets, current	6,380,909,000	6,691,366,000
Other current financial assets	251,738,000	11,237,000
Current inventories	1,261,304,000	1,448,278,000
Current biological assets	0	0
Other current non-financial assets	[1] 3,737,142,000	2,806,631,000
Total current assets other than non-current assets or disposal groups classified as held for sale or as held for distribution to owners	62,104,543,000	81,576,823,000
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0
Total current assets	62,104,543,000	81,576,823,000
Non-current assets
Trade and other non-current receivables	5,059,160,000	6,803,414,000
Current tax assets, non-current	0	0
Non-current inventories	0	0
Non-current biological assets	0	0
Other non-current financial assets	2,586,601,000	3,921,829,000
Investments accounted for using equity method	0	0
Investments in subsidiaries, joint ventures and associates	43,427,638,000	50,450,949,000
Property, plant and equipment	77,848,576,000	82,236,399,000
Investment property	2,790,173,000	2,873,165,000
Right-of-use assets that do not meet definition of investment property	6,085,861,000	6,670,298,000
Goodwill	13,904,998,000	13,904,998,000
Intangible assets other than goodwill	26,484,844,000	27,218,589,000
Deferred tax assets	18,203,133,000	18,769,968,000
Other non-current non-financial assets	[2] 4,174,730,000	4,681,099,000
Total non-current assets	200,565,714,000	217,530,708,000
Total assets	262,670,257,000	299,107,531,000
Equity and liabilities
Liabilities
Current liabilities
Trade and other current payables	21,340,554,000	23,855,919,000
Current tax liabilities, current	774,433,000	4,457,904,000

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Concept	Close Current Quarter 2023-12-31	Close Previous Exercise 2022-12-31
Other current financial liabilities	11,494,698,000	2,832,470,000
Current lease liabilities	1,280,932,000	1,373,233,000
Other current non-financial liabilities	0	0
Current provisions
Current provisions for employee benefits	0	0
Other current provisions	245,000	1,851,392,000
Total current provisions	245,000	1,851,392,000
Total current liabilities other than liabilities included in disposal groups classified as held for sale	34,890,862,000	34,370,918,000
Liabilities included in disposal groups classified as held for sale	0	0
Total current liabilities	34,890,862,000	34,370,918,000
Non-current liabilities
Trade and other non-current payables	4,990,971,000	5,658,822,000
Current tax liabilities, non-current	0	0
Other non-current financial liabilities	78,547,927,000	104,240,650,000
Non-current lease liabilities	6,010,618,000	6,995,839,000
Other non-current non-financial liabilities	0	0
Non-current provisions
Non-current provisions for employee benefits	733,049,000	771,468,000
Other non-current provisions	1,770,854,000	1,690,454,000
Total non-current provisions	2,503,903,000	2,461,922,000
Deferred tax liabilities	1,053,543,000	1,249,475,000
Total non-current liabilities	93,106,962,000	120,606,708,000
Total liabilities	127,997,824,000	154,977,626,000
Equity
Issued capital	4,722,776,000	4,836,708,000
Share premium	15,889,819,000	15,889,819,000
Treasury shares	11,865,735,000	12,648,558,000
Retained earnings	120,400,302,000	131,053,859,000
Other reserves	(9,866,793,000)	(10,823,878,000)
Total equity attributable to owners of parent	119,280,369,000	128,307,950,000
Non-controlling interests	15,392,064,000	15,821,955,000
Total equity	134,672,433,000	144,129,905,000
Total equity and liabilities	262,670,257,000	299,107,531,000

17 of 94

[310000] Statement of comprehensive income, profit or loss, by function of expense

Concept	Accumulated Current Year 2023-01-01 - 2023- 12-31	Accumulated Previous Year 2022-01-01 - 2022- 12-31	Quarter Current Year 2023-10-01 - 2023- 12-31	Quarter Previous Year 2022-10-01 - 2022- 12-31
Profit or loss
Profit (loss)
Revenue	73,767,930,000	75,526,609,000	18,412,411,000	19,132,267,000
Cost of sales	48,898,707,000	48,807,606,000	12,283,730,000	12,903,452,000
Gross profit	24,869,223,000	26,719,003,000	6,128,681,000	6,228,815,000
Distribution costs	9,146,910,000	9,422,916,000	2,563,398,000	2,729,557,000
Administrative expenses	12,200,090,000	12,061,932,000	3,242,615,000	3,316,832,000
Other income	0	0	213,879,000	0
Other expense	866,819,000	815,565,000	0	315,161,000
Profit (loss) from operating activities	2,655,404,000	4,418,590,000	536,547,000	(132,735,000)
Finance income	3,307,454,000	2,151,109,000	876,039,000	594,366,000
Finance costs	8,005,237,000	11,357,273,000	2,035,730,000	2,818,811,000
Share of profit (loss) of associates and joint ventures accounted for using equity method	(4,086,628,000)	(7,378,249,000)	(4,797,006,000)	(12,637,978,000)
Profit (loss) before tax	(6,129,007,000)	(12,165,823,000)	(5,420,150,000)	(14,995,158,000)
Tax income (expense)	2,678,245,000	(1,227,462,000)	1,797,755,000	(2,211,760,000)
Profit (loss) from continuing operations	(8,807,252,000)	(10,938,361,000)	(7,217,905,000)	(12,783,398,000)
Profit (loss) from discontinued operations	0	56,222,185,000	0	618,525,000
Profit (loss)	(8,807,252,000)	45,283,824,000	(7,217,905,000)	(12,164,873,000)
Profit (loss), attributable to
Profit (loss), attributable to owners of parent	(8,422,730,000)	44,712,180,000	(6,848,811,000)	(12,188,710,000)
Profit (loss), attributable to non-controlling interests	(384,522,000)	571,644,000	(369,094,000)	23,837,000
Earnings per share
Earnings per share
Earnings per share
Basic earnings per share
Basic earnings (loss) per share from continuing operations	(3.01)	(4.06)	(2.45)	(4.53)
Basic earnings (loss) per share from discontinued operations	0	19.86	0	0.23
Total basic earnings (loss) per share	[3] (3.01)	15.8	(2.45)	(4.3)
Diluted earnings per share
Diluted earnings (loss) per share from continuing operations	(3.01)	(4.06)	(2.45)	(4.53)
Diluted earnings (loss) per share from discontinued operations	0	19.86	0	0.23
Total diluted earnings (loss) per share	[4] (3.01)	15.8	(2.45)	(4.3)

18 of 94

 [410000] Statement of comprehensive income, OCI components presented net of tax

Concept	Accumulated Current Year 2023-01-01 - 2023- 12-31	Accumulated Previous Year 2022-01-01 - 2022- 12-31	Quarter Current Year 2023-10-01 - 2023- 12-31	Quarter Previous Year 2022-10-01 - 2022- 12-31
Statement of comprehensive income
Profit (loss)	(8,807,252,000)	45,283,824,000	(7,217,905,000)	(12,164,873,000)
Other comprehensive income
Components of other comprehensive income that will not be reclassified to profit or loss, net of tax
Other comprehensive income, net of tax, gains (losses) from investments in equity instruments	(489,751,000)	(727,031,000)	(29,011,000)	455,999,000
Other comprehensive income, net of tax, gains (losses) on revaluation	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on remeasurements of defined benefit plans	58,754,000	110,683,000	58,754,000	110,683,000
Other comprehensive income, net of tax, change in fair value of financial liability attributable to change in credit risk of liability	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on hedging instruments that hedge investments in equity instruments	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss, net of tax	0	0	0	0
Total other comprehensive income that will not be reclassified to profit or loss, net of tax	(430,997,000)	(616,348,000)	29,743,000	566,682,000
Components of other comprehensive income that will be reclassified to profit or loss, net of tax
Exchange differences on translation
Gains (losses) on exchange differences on translation, net of tax	(2,734,543,000)	(1,121,683,000)	(847,480,000)	(634,203,000)
Reclassification adjustments on exchange differences on translation, net of tax	0	0	0	0
Other comprehensive income, net of tax, exchange differences on translation	(2,734,543,000)	(1,121,683,000)	(847,480,000)	(634,203,000)
Available-for-sale financial assets
Gains (losses) on remeasuring available-for-sale financial assets, net of tax	0	0	0	0
Reclassification adjustments on available-for-sale financial assets, net of tax	0	0	0	0
Other comprehensive income, net of tax, available-for-sale financial assets	0	0	0	0
Cash flow hedges
Gains (losses) on cash flow hedges, net of tax	(201,275,000)	277,065,000	(83,043,000)	(40,148,000)
Reclassification adjustments on cash flow hedges, net of tax	0	0	0	0
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or incurrence was hedged highly probable forecast transaction, net of tax	0	0	0	0
Other comprehensive income, net of tax, cash flow hedges	(201,275,000)	277,065,000	(83,043,000)	(40,148,000)
Hedges of net investment in foreign operations
Gains (losses) on hedges of net investments in foreign operations, net of tax	0	0	0	0
Reclassification adjustments on hedges of net investments in foreign operations, net of tax	0	0	0	0
Other comprehensive income, net of tax, hedges of net investments in foreign operations	0	0	0	0
Change in value of time value of options

19 of 94

Concept	Accumulated Current Year 2023-01-01 - 2023- 12-31	Accumulated Previous Year 2022-01-01 - 2022- 12-31	Quarter Current Year 2023-10-01 - 2023- 12-31	Quarter Previous Year 2022-10-01 - 2022- 12-31
Gains (losses) on change in value of time value of options, net of tax	0	0	0	0
Reclassification adjustments on change in value of time value of options, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of time value of options	0	0	0	0
Change in value of forward elements of forward contracts
Gains (losses) on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Reclassification adjustments on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of forward elements of forward contracts	0	0	0	0
Change in value of foreign currency basis spreads
Gains (losses) on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Reclassification adjustments on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of foreign currency basis spreads	0	0	0	0
Financial assets measured at fair value through other comprehensive income
Gains (losses) on financial assets measured at fair value through other comprehensive income, net of tax	0	0	0	0
Reclassification adjustments on financial assets measured at fair value through other comprehensive income, net of tax	0	0	0	0
Amounts removed from equity and adjusted against fair value of financial assets on reclassification out of fair value through other comprehensive income measurement category, net of tax	0	0	0	0
Other comprehensive income, net of tax, financial assets measured at fair value through other comprehensive income	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss, net of tax	4,278,531,000	4,245,546,000	589,813,000	2,054,394,000
Total other comprehensive income that will be reclassified to profit or loss, net of tax	1,342,713,000	3,400,928,000	(340,710,000)	1,380,043,000
Total other comprehensive income	911,716,000	2,784,580,000	(310,967,000)	1,946,725,000
Total comprehensive income	(7,895,536,000)	48,068,404,000	(7,528,872,000)	(10,218,148,000)
Comprehensive income attributable to
Comprehensive income, attributable to owners of parent	(7,465,645,000)	47,510,294,000	(7,152,988,000)	(10,239,344,000)
Comprehensive income, attributable to non-controlling interests	(429,891,000)	558,110,000	(375,884,000)	21,196,000
20 of 94

 [520000] Statement of cash flows, indirect method

Concept	Accumulated Current Year 2023-01-01 - 2023- 12-31	Accumulated Previous Year 2022-01-01 - 2022- 12-31
Statement of cash flows
Cash flows from (used in) operating activities
Profit (loss)	(8,807,252,000)	45,283,824,000
Adjustments to reconcile profit (loss)
+ Discontinued operations	0	(56,065,531,000)
+ Adjustments for income tax expense	2,678,245,000	(1,160,324,000)
+ (-) Adjustments for finance costs	0	0
+ Adjustments for depreciation and amortisation expense	21,469,152,000	21,239,306,000
+ Adjustments for impairment loss (reversal of impairment loss) recognised in profit or loss	69,467,000	0
+ Adjustments for provisions	461,232,000	1,742,678,000
+ (-) Adjustments for unrealised foreign exchange losses (gains)	(3,740,149,000)	(999,499,000)
+ Adjustments for share-based payments	748,500,000	1,665,909,000
+ (-) Adjustments for fair value losses (gains)	134,847,000	110,739,000
- Adjustments for undistributed profits of associates	0	0
+ (-) Adjustments for losses (gains) on disposal of non-current assets	233,612,000	(131,683,000)
+ Share of income of associates and joint ventures	4,086,628,000	7,378,249,000
+ (-) Adjustments for decrease (increase) in inventories	107,888,000	652,614,000
+ (-) Adjustments for decrease (increase) in trade accounts receivable	533,294,000	(4,229,954,000)
+ (-) Adjustments for decrease (increase) in other operating receivables	2,970,086,000	2,823,195,000
+ (-) Adjustments for increase (decrease) in trade accounts payable	(3,216,450,000)	(122,945,000)
+ (-) Adjustments for increase (decrease) in other operating payables	(2,914,242,000)	(3,324,330,000)
+ Other adjustments for non-cash items	0	0
+ Other adjustments for which cash effects are investing or financing cash flow	0	0
+ Straight-line rent adjustment	0	0
+ Amortization of lease fees	0	0
+ Setting property values	0	0
+ (-) Other adjustments to reconcile profit (loss)	422,065,000	353,232,000
+ (-) Total adjustments to reconcile profit (loss)	24,044,175,000	(30,068,344,000)
Net cash flows from (used in) operations	15,236,923,000	15,215,480,000
- Dividends paid	0	0
+ Dividends received	0	0
- Interest paid	(7,654,334,000)	(9,459,377,000)
+ Interest received	(675,550,000)	(89,268,000)
+ (-) Income taxes refund (paid)	7,014,309,000	12,118,014,000
+ (-) Other inflows (outflows) of cash	0	0
Net cash flows from (used in) operating activities	15,201,398,000	12,467,575,000
Cash flows from (used in) investing activities
+ Cash flows from losing control of subsidiaries or other businesses	8,000,000	10,000,000
- Cash flows used in obtaining control of subsidiaries or other businesses	0	0
+ Other cash receipts from sales of equity or debt instruments of other entities	0	66,095,454,000
- Other cash payments to acquire equity or debt instruments of other entities	0	0
+ Other cash receipts from sales of interests in joint ventures	0	364,420,000
- Other cash payments to acquire interests in joint ventures	0	0
+ Proceeds from sales of property, plant and equipment	48,873,000	264,163,000
- Purchase of property, plant and equipment	14,708,016,000	17,315,387,000
+ Proceeds from sales of intangible assets	0	0
- Purchase of intangible assets	1,869,707,000	1,807,183,000
+ Proceeds from sales of other long-term assets	0	0
- Purchase of other long-term assets	0	0

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Concept	Accumulated Current Year 2023-01-01 - 2023- 12-31	Accumulated Previous Year 2022-01-01 - 2022- 12-31
+ Proceeds from government grants	0	0
- Cash advances and loans made to other parties	0	0
+ Cash receipts from repayment of advances and loans made to other parties	0	0
- Cash payments for futures contracts, forward contracts, option contracts and swap contracts	0	0
+ Cash receipts from futures contracts, forward contracts, option contracts and swap contracts	0	0
+ Dividends received	0	0
- Interest paid	0	0
+ Interest received	0	0
+ (-) Income taxes refund (paid)	0	0
+ (-) Other inflows (outflows) of cash	762,461,000	(4,906,535,000)
Net cash flows from (used in) investing activities	(15,758,389,000)	42,704,932,000
Cash flows from (used in) financing activities
+ Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
- Payments from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
+ Proceeds from issuing shares	0	0
+ Proceeds from issuing other equity instruments	0	0
- Payments to acquire or redeem entity's shares	1,283,082,000	1,277,568,000
- Payments of other equity instruments	0	0
+ Proceeds from borrowings	(4,899,981,000)	(16,099,581,000)
- Repayments of borrowings	1,000,000,000	610,403,000
- Payments of finance lease liabilities	660,645,000	699,263,000
- Payments of lease liabilities	1,132,957,000	991,048,000
+ Proceeds from government grants	0	0
- Dividends paid	1,027,354,000	1,053,392,000
- Interest paid	7,553,938,000	8,893,000,000
+ (-) Income taxes refund (paid)	0	0
+ (-) Other inflows (outflows) of cash	(195,055,000)	(145,131,000)
Net cash flows from (used in) financing activities	(17,753,012,000)	(29,769,386,000)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(18,310,003,000)	25,403,121,000
Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents	(234,637,000)	(100,344,000)
Net increase (decrease) in cash and cash equivalents	(18,544,640,000)	25,302,777,000
Cash and cash equivalents at beginning of period	51,130,992,000	25,828,215,000
Cash and cash equivalents at end of period	32,586,352,000	51,130,992,000

22 of 94

[610000] Statement of changes in equity - Accumulated Current

	Components of equity
Sheet 1 of 3	Issued capital	Share premium	Treasury shares	Retained earnings	Revaluation surplus	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Reserve of change in value of time value of options
Statement of changes in equity
Equity at beginning of period	4,836,708,000	15,889,819,000	12,648,558,000	131,053,859,000	0	937,408,000	285,532,000	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	(8,422,730,000)	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	(2,687,551,000)	(201,275,000)	0	0
Total comprehensive income	0	0	0	(8,422,730,000)	0	(2,687,551,000)	(201,275,000)	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	1,027,354,000	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	(113,932,000)	0	(1,453,039,000)	(1,339,107,000)	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	670,216,000	135,634,000	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	(113,932,000)	0	(782,823,000)	(10,653,557,000)	0	(2,687,551,000)	(201,275,000)	0	0
Equity at end of period	4,722,776,000	15,889,819,000	11,865,735,000	120,400,302,000	0	(1,750,143,000)	84,257,000	0	0

23 of 94

	Components of equity
Sheet 2 of 3	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on financial assets measured at fair value through other comprehensive income	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Reserve of remeasurements of defined benefit plans	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability
Statement of changes in equity
Equity at beginning of period	0	0	(15,767,224,000)	0	0	(634,406,000)	0	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	(489,751,000)	0	0	57,131,000	0	0	0
Total comprehensive income	0	0	(489,751,000)	0	0	57,131,000	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	(489,751,000)	0	0	57,131,000	0	0	0
Equity at end of period	0	0	(16,256,975,000)	0	0	(577,275,000)	0	0	0

24 of 94

	Components of equity
Sheet 3 of 3	Reserve for catastrophe	Reserve for equalisation	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Equity
Statement of changes in equity
Equity at beginning of period	0	0	0	4,354,812,000	(10,823,878,000)	128,307,950,000	15,821,955,000	144,129,905,000
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	(8,422,730,000)	(384,522,000)	(8,807,252,000)
Other comprehensive income	0	0	0	4,278,531,000	957,085,000	957,085,000	(45,369,000)	911,716,000
Total comprehensive income	0	0	0	4,278,531,000	957,085,000	(7,465,645,000)	(429,891,000)	(7,895,536,000)
Issue of equity	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	1,027,354,000	0	1,027,354,000
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	(534,582,000)	0	(534,582,000)
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	4,278,531,000	957,085,000	(9,027,581,000)	(429,891,000)	(9,457,472,000)
Equity at end of period	0	0	0	8,633,343,000	(9,866,793,000)	119,280,369,000	15,392,064,000	134,672,433,000

25 of 94

[610000] Statement of changes in equity - Accumulated Previous

	Components of equity
Sheet 1 of 3	Issued capital	Share premium	Treasury shares	Retained earnings	Revaluation surplus	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Reserve of change in value of time value of options
Statement of changes in equity
Equity at beginning of period	4,836,708,000	15,889,819,000	14,205,061,000	88,218,188,000	0	2,040,114,000	8,467,000	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	44,712,180,000	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	(1,102,706,000)	277,065,000	0	0
Total comprehensive income	0	0	0	44,712,180,000	0	(1,102,706,000)	277,065,000	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	1,053,392,000	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	1,650,000	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	(1,556,503,000)	(824,767,000)	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	(1,556,503,000)	42,835,671,000	0	(1,102,706,000)	277,065,000	0	0
Equity at end of period	4,836,708,000	15,889,819,000	12,648,558,000	131,053,859,000	0	937,408,000	285,532,000	0	0

26 of 94

	Components of equity
Sheet 2 of 3	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on financial assets measured at fair value through other comprehensive income	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Reserve of remeasurements of defined benefit plans	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability
Statement of changes in equity
Equity at beginning of period	0	0	(15,040,193,000)	0	0	(739,646,000)	0	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	(727,031,000)	0	0	105,240,000	0	0	0
Total comprehensive income	0	0	(727,031,000)	0	0	105,240,000	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	(727,031,000)	0	0	105,240,000	0	0	0
Equity at end of period	0	0	(15,767,224,000)	0	0	(634,406,000)	0	0	0

27 of 94

	Components of equity
Sheet 3 of 3	Reserve for catastrophe	Reserve for equalisation	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Equity
Statement of changes in equity
Equity at beginning of period	0	0	0	109,266,000	(13,621,992,000)	81,117,662,000	15,406,402,000	96,524,064,000
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	44,712,180,000	571,644,000	45,283,824,000
Other comprehensive income	0	0	0	4,245,546,000	2,798,114,000	2,798,114,000	(13,534,000)	2,784,580,000
Total comprehensive income	0	0	0	4,245,546,000	2,798,114,000	47,510,294,000	558,110,000	48,068,404,000
Issue of equity	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	1,053,392,000	0	1,053,392,000
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	1,650,000	(142,557,000)	(140,907,000)
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	731,736,000	0	731,736,000
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	4,245,546,000	2,798,114,000	47,190,288,000	415,553,000	47,605,841,000
Equity at end of period	0	0	0	4,354,812,000	(10,823,878,000)	128,307,950,000	15,821,955,000	144,129,905,000

28 of 94

[700000] Informative data about the Statement of financial position

Concept	Close Current Quarter 2023-12-31	Close Previous Exercise 2022-12-31
Informative data of the Statement of Financial Position
Capital stock (nominal)	2,366,461,000	2,423,549,000
Restatement of capital stock	2,356,315,000	2,413,159,000
Plan assets for pensions and seniority premiums	482,751,000	500,905,000
Number of executives	37	35
Number of employees	32,895	37,339
Number of workers	0	0
Outstanding shares	323,976,506,295	330,739,720,779
Repurchased shares	19,862,791,962	21,394,315,059
Restricted cash	0	0
Guaranteed debt of associated companies	0	0

29 of 94

[700002] Informative data about the Income statement

Concept	Accumulated Current Year 2023-01-01 - 2023- 12-31	Accumulated Previous Year 2022-01-01 - 2022- 12-31	Quarter Current Year 2023-10-01 - 2023- 12-31	Quarter Previous Year 2022-10-01 - 2022- 12-31
Informative data of the Income Statement
Operating depreciation and amortization	21,469,152,000	21,117,432,000	5,258,703,000	5,702,637,000

30 of 94

[700003] Informative data - Income statement for 12 months

Concept	Current Year 2023-01-01 - 2023- 12-31	Previous Year 2022-01-01 - 2022- 12-31
Informative data - Income Statement for 12 months
Revenue	73,767,930,000	75,526,609,000
Profit (loss) from operating activities	2,655,404,000	4,418,590,000
Profit (loss)	(8,807,252,000)	45,283,824,000
Profit (loss), attributable to owners of parent	(8,422,730,000)	44,712,180,000
Operating depreciation and amortization	21,469,152,000	21,117,432,000

31 of 94

[800001] Breakdown of credits

Institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination
					Domestic currency						Foreign currency
					Time interval						Time interval
					Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more
Banks
Foreign trade
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Banks - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Commercial banks
SYNDICATE 1	NO	2019-06-05	2024-06-28	TIIE+1.05		9,987,932,000
SCOTIABANK INVERLAT 2	NO	2022-12-03	2026-12-03	8.13 y TIIE+.90				2,650,000,000
TOTAL					0	9,987,932,000	0	2,650,000,000	0	0	0	0	0	0	0	0
Other banks
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total banks
TOTAL					0	9,987,932,000	0	2,650,000,000	0	0	0	0	0	0	0	0
Stock market
Listed on stock exchange - unsecured
SENIOR NOTES 1	YES	2007-05-09	2037-05-11	8.93						4,483,755,000
SENIOR NOTES 2	YES	2013-05-14	2043-05-14	7.62						6,161,147,000
NOTES 3	NO	2017-10-09	2027-09-27	8.79					4,488,372,000
SENIOR NOTES 4	YES	2005-03-18	2025-03-18	6.97									3,654,554,000
SENIOR NOTES 5	YES	2002-03-11	2032-03-11	8.94												5,042,597,000
SENIOR NOTES 6	YES	2009-11-23	2040-01-16	6.97												10,012,592,000
SENIOR NOTES 7	YES	2014-05-13	2045-05-15	5.26												12,915,265,000
SENIOR NOTES 8	YES	2015-11-24	2026-01-30	4.86										3,504,921,000
SENIOR NOTES 9	YES	2015-11-24	2046-01-31	6.44												14,763,351,000
SENIOR NOTES 10	YES	2019-05-21	2049-05-24	5.52												10,871,373,000
TOTAL					0	0	0	0	4,488,372,000	10,644,902,000	0	0	3,654,554,000	3,504,921,000	0	53,605,178,000
Listed on stock exchange - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - unsecured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total listed on stock exchanges and private placements
TOTAL					0	0	0	0	4,488,372,000	10,644,902,000	0	0	3,654,554,000	3,504,921,000	0	[5] 53,605,178,000
Other current and non-current liabilities with cost
Other current and non-current liabilities with cost
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities with cost
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Suppliers
Suppliers
SUPPLIERS 1	NO	2023-12-01	2028-06-30			10,347,865,000	11,869,000			88,755,000		2,513,257,000
TOTAL					0	10,347,865,000	11,869,000	0	0	88,755,000	0	2,513,257,000	0	0	0	0
Total suppliers

32 of 94

Institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination
					Domestic currency						Foreign currency
					Time interval						Time interval
					Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more
TOTAL	0	10,347,865,000	11,869,000	0	0	88,755,000	0	2,513,257,000	0	0	0	0
Other current and non-current liabilities
Other current and non-current liabilities
TOTAL	0	0	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities
TOTAL	0	0	0	0	0	0	0	0	0	0	0	0
Total credits
TOTAL	0	20,335,797,000	11,869,000	2,650,000,000	4,488,372,000	10,733,657,000	0	2,513,257,000	3,654,554,000	3,504,921,000	0	53,605,178,000

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[800003] Annex - Monetary foreign currency position

	Currencies
	Dollars	Dollar equivalent in pesos	Other currencies equivalent in dollars	Other currencies equivalent in pesos	Total pesos
Foreign currency position
Monetary assets
Current monetary assets	1,367,231,000	23,150,639,000	37,807,000	640,167,000	23,790,806,000
Non-current monetary assets	0	0	0	0	0
Total monetary assets	1,367,231,000	23,150,639,000	37,807,000	640,167,000	23,790,806,000
Liabilities position
Current liabilities	242,435,000	4,105,031,000	20,218,000	342,341,000	4,447,372,000
Non-current liabilities	3,754,478,000	63,572,699,000	0	0	63,572,699,000
Total liabilities	3,996,913,000	67,677,730,000	20,218,000	342,341,000	68,020,071,000
Net monetary assets (liabilities)	(2,629,682,000)	(44,527,091,000)	17,589,000	297,826,000	[6] (44,229,265,000)

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[800005] Annex - Distribution of income by product

	Income type
	National income	Export income	Income of subsidiaries abroad	Total income
SKY (INCLUDES LEASING OF SET-TOP EQUIPMENT):
SKY (INCLUDES LEASING OF SET-TOP EQUIPMENT):	0	0	0	0
SKY, VETV, BLUE TO GO, BLUE TELECOMM
SKY - DTH BROADCAST SATELLITE TV	15,805,918,000	0	687,994,000	16,493,912,000
SKY - PAY PER VIEW	45,121,000	0	7,077,000	52,198,000
SKY - ADVERTISING	1,039,106,000	0	0	1,039,106,000
CABLE (INCLUDES LEASING OF SET-TOP EQUIPMENT):
CABLE (INCLUDES LEASING OF SET-TOP EQUIPMENT):	0	0	0	0
IZZI, IZZI GO
CABLE - DIGITAL TV SERVICE	15,025,051,000	0	0	15,025,051,000
CABLE - BROADBAND SERVICES	21,440,699,000	0	0	21,440,699,000
CABLE - ADVERTISING	2,162,410,000	0	0	2,162,410,000
CABLE - TELEPHONY	4,374,783,000	0	0	4,374,783,000
CABLE - OTHER INCOME	1,023,029,000	0	0	1,023,029,000
BESTEL, METRORED
CABLE - ENTERPRISE OPERATIONS	4,499,085,000	0	277,467,000	4,776,552,000
OTHER BUSINESSES:
OTHER BUSINESSES	0	0	0	0
TV Y NOVELAS, VANIDADES, MUY INTERESANTE, UNIVERSO BIG BANG, COSMOPOLITAN, MUY INTERESANTE TEMATICO, TU ESPECIAL, COCINA FACIL, MUY INTERESANTE JR.
PUBLISHING - MAGAZINE CIRCULATION	132,303,000	0	0	132,303,000
PUBLISHING - ADVERTISING	111,191,000	0	0	111,191,000
PUBLISHING - OTHER INCOME	13,501,000	0	0	13,501,000
CLUB DE FÚTBOL AMÉRICA, ESTADIO AZTECA
SPECIAL EVENTS AND SHOW PROMOTION	2,531,876,000	165,686,000	0	2,697,562,000
PLAY CITY
GAMING	2,966,724,000	0	0	2,966,724,000
GRUPO TELEVISA
TRANSMISSION CONCESSIONS RIGHTS AND FACILITIES OF PRODUCTION	1,685,931,000	0	0	1,685,931,000
AUDIOCUENTOS DISNEY, IRON MAN, MAZINGER Z, STREET FIGHTER FIGURAS, MINI LIBROS DISNEY, DODGE F&F, BATMAN, FORD GT
PUBLISHING DISTRIBUTION	263,429,000	0	0	263,429,000
INTERSEGMENT ELIMINATIONS
INTERSEGMENT ELIMINATIONS	(490,451,000)	0	0	(490,451,000)
TOTAL	72,629,706,000	165,686,000	972,538,000	73,767,930,000

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[800007] Annex - Financial derivate instruments

Management discussion about the policy uses of financial derivative instruments, explaining if these policies are allowed just for coverage or for other uses like trading

EXHIBIT 1
TO THE ELECTRONIC FORM TITLED “PREPARATION, FILING, DELIVERY AND DISCLOSURE OF QUARTERLY ECONOMIC, ACCOUNTING AND ADMINISTRATIVE INFORMATION BY ISSUERS”

III. QUALITATIVE AND QUANTITATIVE INFORMATION

i. Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes. The discussion must include a general description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party. If applicable, provide information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.
Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes.
In accordance with the policies and procedures implemented by the Vice President of Finance and Risk and the Vice President and Corporate Controller, along with the Vice President of Internal Audit, the Company has entered into certain financial derivative transactions for hedging purposes in both the Mexican and international markets so as to manage its exposure to the market risks associated with the changes in interest and foreign exchange rates and inflation. In addition, the Company’s Investments Committee has established guidelines for the investment in structured notes or deposits associated with other derivatives, which by their nature may be considered as derivative transactions for trading purposes. It should be noted that in the fourth quarter of 2023, no such financial derivatives were outstanding. Pursuant to the provisions of International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), certain financial derivative transactions originally intended to serve as a hedge and in effect as of December 29, 2023, are not within the scope of hedge accounting as specified in such Standards and, consequently, are recognized in the accounting based on the provisions included in the aforementioned Standards.
General description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party.
The Company’s principal objective when entering into financial derivative transactions is to mitigate the effects of unforeseen changes in interest and foreign exchange rates and inflation, so as to reduce the volatility in its results and cash flows as a result of such changes.

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The Company monitors its exposure to the interest rate risk by: (i) assessing the difference between the interest rates applicable to its debt and temporary investments, and the prevailing market rates for similar instruments; (ii) reviewing its cash flow requirements and financial ratios (interest coverage); (iii) assessing the actual and budgeted-for trends in the principal markets; and (iv) assessing the prevailing industry practices and other similar companies. This approach enables the Company to determine the optimum mix between fixed- and variable-rate interest for its debt.
Foreign exchange risk is monitored by assessing the Company’s monetary position in U.S. dollars and its budgeted cash flow requirements for investments anticipated to be denominated in U.S. dollars and the service of its U.S. dollar-denominated debt.
Financial derivative transactions are reported from time to time to the Audit Committee.
The Company has entered into master derivatives agreements with both domestic and foreign financial institutions, that are internationally recognized institutions with which the Company, from time to time, has entered into financial transactions involving corporate and investment banking, as well as treasury services. The form agreement used in connection with financial derivatives transactions with foreign financial institutions is the Master Agreement published by the International Swaps and Derivatives Association, Inc. (“ISDA”) and with local institutions is the Master Agreement published by ISDA and in some instances, using the form agreement ISDAmex. In both cases, the main terms and conditions are standard for these types of transactions and include mechanisms for the appointment of calculation or valuation agents.
In addition, the Company enters into standard guaranty agreements that set forth the margins, collateral and lines of credit applicable in each instance. These agreements establish the credit limits granted by the financial institutions with whom the Company enters into master financial derivative agreements, which specify the margin implications in the case of potential negative changes in the market value of its open financial derivative positions. Pursuant to the agreements entered into by the Company, financial institutions are entitled to make margin calls if certain thresholds are exceeded. In the event of a change in the credit rating issued to the Company by a recognized credit rating agency, the credit limit granted by each counterparty would be modified.
As of the date hereof, the Company has never experienced a margin call with respect to its financial derivative transactions.
In compliance with its risk management objectives and hedging strategies, the Company generally utilizes the following financial derivative transactions:
1.	Cross-currency interest rate swaps (i.e., coupon swaps);
2.	Interest rate and inflation-indexed swaps;
3.	Cross-currency principal and interest rate swaps;
4.	Swaptions;
5.	Forward exchange rate contracts;
6.	FX options;
7.	Interest Rate Caps and Floors contracts;
8.	Fixed-price contracts for the acquisition of government securities (i.e., Treasury locks); and
9.	Credit Default Swaps.
The strategies for the acquisition of financial derivatives transactions are approved by the Risk Management Committee in accordance with the Policies and Objectives for the Use of Financial Derivatives.
During the quarter from October to December 2023, there were no defaults or margin calls under the aforementioned financial derivative transactions.
The Company monitors on a weekly basis the flows generated by the fair market value of and the potential for margin calls under its open financial derivative transactions. The calculation or valuation agent designated in the relevant Master Agreement, which is always the counterparty, issues monthly reports as to the fair market value of the Company’s open positions.

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The Risk Management area is responsible for measuring, at least once a month, the Company’s exposure to the financial market risks associated with its financings and investments, and for submitting a report with respect to the Company’s risk position and the valuation of its financial derivatives to the Finance Committee on a monthly basis, and to the Risk Management Committee on a quarterly basis. The Company monitors the credit rating assigned to its counterparties in its outstanding financial derivative transactions on a regular basis.
The office of the Comptroller is responsible for the validation of the Company’s accounting records as related to its financial derivative transactions, based upon the confirmations received from the relevant financial intermediaries, and for obtaining from such intermediaries, on a monthly basis, confirmations or account statements supporting the market valuation of its open financial derivative positions.
As a part of the yearly audit on the Company, the aforementioned procedures are reviewed by the Company’s external auditors. As of the date hereof, the Company’s auditors have not raised any observation or identified any deficiency therein.
Information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.
The Company has a Risk Management Committee, which is responsible for monitoring the Company’s risk management activities and approving the hedging strategies used to mitigate the financial market risks to which the Company is exposed. The assessment and hedging of the financial market risks are subject to the policies and procedures applicable to the Company’s Risk Management Committee, the Finance and Risk Management areas and the Comptroller that form the Risk Management Manual of the Company. In general terms, the Risk Management Committee is comprised of members of the Corporate Management, Corporate Comptroller, Tax Control and Advice, Information to the Stock Exchange, Finance and Risk, Legal, Administration and Finance, Financial Planning and Corporate Finance areas.

General description about valuation techniques, standing out the instruments valuated at cost or fair value, just like methods and valuation techniques

ii. General description of the valuation methods, indicating whether the instruments are valued at cost or at their fair value pursuant to the applicable accounting principles, the relevant reference valuation methods and techniques, and the events taken into consideration. Describe the policies for and frequency of the valuation, as well as the actions taken in light of the values obtained therefrom. Clarify whether the valuation is performed by an independent third party, and indicate if such third party is the structurer, seller or counterparty of the financial instrument. As with respect to financial derivative transactions for hedging purposes, explain the method used to determine the effectiveness thereof and indicate the level of coverage provided thereby.
The Company values its financial derivative instruments based upon the standard models and calculators provided by recognized market makers. In addition, the Company uses the relevant market variables available from online sources. The financial derivative instruments are valued at a reasonable value pursuant to the applicable accounting provisions.
In the majority of cases, the valuation at a reasonable value is carried out on a monthly basis based on valuations of the counterparties and the verification of such reasonable value with internal valuations prepared by the Risk Management area of the Company. Accounting wise, the valuation of the counterparty is registered.
The Company performs its valuations without the participation of any independent third party.
The method used by the Company to determine the effectiveness of an instrument depends on the hedging strategy and on whether the relevant transaction is intended as a fair-value hedge or a cash-flow hedge. The Company’s methods take into consideration the prospective cash flows generated by or the changes in the fair value of the financial derivative, and the cash flows generated by or the changes in the fair value of the underlying position that it seeks to hedge to determine, in each case, the hedging ratio.

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Management discussion about internal and external sources of liquidity that could be used for attending requirements related to financial derivate instruments

iii. Management’s discussion of the internal and external sources of liquidity that could be used to satisfy the Company’s requirements in connection with its financial derivatives.
As of the date hereof, the Company’s management has not discussed internal and external sources of liquidity so as to satisfy its requirements in connection with its financial derivatives since, based upon the aggregate amount of the Company’s financial derivative transactions, management is of the opinion that the Company’s significant positions of cash, cash equivalents and temporary investments, and the substantial cash flows generated by the Company, would enable the Company to respond adequately to any such requirements.

Changes and management explanation in principal risk exposures identified, as contingencies and events known by the administration that could affect future reports

iv. Explanation as to any change in the issuer’s exposure to the principal risks identified thereby and, in their management, and any contingency or event known to or anticipated by the issuer’s management, which could affect any future report. Description of any circumstance or event, such as any change in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Issuer to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the issuer’s results or cash flows. Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.
Changes in the Company’s exposure to the principal risks identified thereby and, in their management, and contingencies or events known to or anticipated by the Company’s management, which could affect any future report.
Since a significant portion of the Company’s debt and costs are denominated in U.S. dollars, while its revenues are primarily denominated in Mexican pesos, depreciation in the value of the Mexican peso against the U.S. dollar and any future depreciation could have a negative effect on the Company’s results due to exchange rate losses. However, the significant amount of U.S. dollars in the Company’s treasury, and the hedging strategies adopted by the Company in recent years, have enabled it to avoid significant foreign exchange losses.
Circumstances or events, such as changes in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Company to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the Company’s results or cash flows.
As of the date hereof, no circumstance or event of a financial derivative transaction, resulted in a partial or total loss of the relevant hedge requiring that the Company assume new obligations, commitments or variations in its cash flow such that its liquidity is affected.
Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.
1.	During the relevant quarter, nor forwards or interest rate swaps expired.
During the relevant quarter there were no defaults or margin calls under financial derivative transactions
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Quantitative information for disclosure

v. Quantitative Information. Attached hereto as “Table 1” is a summary of the financial derivative instruments purchased by Grupo Televisa, S.A.B, Empresas Cablevisión S.A.B. de C.V., and Televisión Internacional, S.A. de C.V., whose aggregate fair value represents or could represent one of the reference percentages set forth in Section III (v) of the Official Communication.
IV. SENSITIVITY ANALYSIS
Considering that the Company has entered into financial derivative transactions for hedging purposes and given the low amount of the financial derivative instruments that proved ineffective as a hedge, the Company has determined that such transactions are not material and, accordingly, the sensitivity analysis referred to in Section IV of the Official Communication is not applicable.
In those cases where the derivative instruments of the Company are for hedging purposes, for a material amount and where the effectiveness measures were sufficient, the measures are justified when the standard deviation of the changes in cash flow as a result of changes in the variables of exchange rate and interest rates of the derivative instruments used jointly with the underlying position is lower than the standard deviation of the changes in cash flow of the underlying position valued in pesos and the effective measures are defined by the correlation coefficient between both positions for the effective measures to be sufficient.

TABLE 1
GRUPO TELEVISA, S.A.B.
Summary of Financial Derivative Instruments as of
December 31, 2023
(In thousands of Mexican pesos and/or U.S. dollars, as indicated)

Type of Derivative, Securities or Contract	Purpose (e.g., hedging, trading or other)	Notional Amount/Face Value	Value of the Underlying Asset / Reference Variable		Fair Value			Collateral/ Lines of Credit/ Securities Pledged
			Current Quarter (2)	Previous Quarter (3)	Current Quarter Dr (Cr) (2)	Previous Quarter Dr (Cr) (3)	Maturing per Year
Interest Rate Swap (1)	Hedging	Ps.10,000,000	TIIE 28 días / 6.7620%	TIIE 28 días / 6.7620%	251,738	370,327	Monthly interest 2024	Does not exist (4)
				Total	251,738	370,327

(1)	Acquired by Grupo Televisa, S.A.B.
(2)	The aggregate amount of the derivatives reflected in the consolidated statement of financial position of Grupo Televisa, S.A.B. as of December 31, 2023, is as follows:

Other current financial assets	Ps.	251,738
Other financial liabilities		-
	Ps.	251,738

(3)	Information as of September 30, 2023.
(4)	Applies only to implicit financing in the ISDA ancillary agreements identified as “Credit Support”.

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[800100] Notes - Subclassifications of assets, liabilities and equities

Concept	Close Current Quarter 2023-12-31	Close Previous Exercise 2022-12-31
Subclassifications of assets, liabilities and equities
Cash and cash equivalents
Cash
Cash on hand	67,248,000	53,697,000
Balances with banks	2,249,594,000	1,988,185,000
Total cash	2,316,842,000	2,041,882,000
Cash equivalents
Short-term deposits, classified as cash equivalents	30,269,510,000	49,089,110,000
Short-term investments, classified as cash equivalents	0	0
Other banking arrangements, classified as cash equivalents	0	0
Total cash equivalents	30,269,510,000	49,089,110,000
Other cash and cash equivalents	0	0
Total cash and cash equivalents	32,586,352,000	51,130,992,000
Trade and other current receivables
Current trade receivables	8,131,458,000	8,457,302,000
Current receivables due from related parties	1,450,238,000	311,224,000
Current prepayments
Current advances to suppliers	0	0
Current prepaid expenses	1,015,819,000	1,431,137,000
Total current prepayments	1,015,819,000	1,431,137,000
Current receivables from taxes other than income tax	6,304,198,000	6,594,730,000
Current value added tax receivables	6,286,298,000	6,531,893,000
Current receivables from sale of properties	0	0
Current receivables from rental of properties	0	0
Other current receivables	985,385,000	2,693,926,000
Total trade and other current receivables	17,887,098,000	19,488,319,000
Classes of current inventories
Current raw materials and current production supplies
Current raw materials	0	0
Current production supplies	0	0
Total current raw materials and current production supplies	0	0
Current merchandise	0	0
Current work in progress	0	0
Current finished goods	0	0
Current spare parts	0	0
Property intended for sale in ordinary course of business	0	0
Other current inventories	1,261,304,000	1,448,278,000
Total current inventories	1,261,304,000	1,448,278,000
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners
Non-current assets or disposal groups classified as held for sale	0	0
Non-current assets or disposal groups classified as held for distribution to owners	0	0
Total non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0
Trade and other non-current receivables
Non-current trade receivables	428,701,000	438,376,000
Non-current receivables due from related parties	4,630,459,000	6,365,038,000
Non-current prepayments	0	0
Non-current lease prepayments	0	0
Non-current receivables from taxes other than income tax	0	0
Non-current value added tax receivables	0	0

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Concept	Close Current Quarter 2023-12-31	Close Previous Exercise 2022-12-31
Non-current receivables from sale of properties	0	0
Non-current receivables from rental of properties	0	0
Revenue for billing	0	0
Other non-current receivables	0	0
Total trade and other non-current receivables	5,059,160,000	6,803,414,000
Investments in subsidiaries, joint ventures and associates
Investments in subsidiaries	0	0
Investments in joint ventures	1,051,017,000	952,736,000
Investments in associates	42,376,621,000	49,498,213,000
Total investments in subsidiaries, joint ventures and associates	43,427,638,000	50,450,949,000
Property, plant and equipment
Land and buildings
Land	4,327,186,000	4,064,386,000
Buildings	2,635,835,000	2,888,775,000
Total land and buildings	6,963,021,000	6,953,161,000
Machinery	58,304,031,000	60,014,208,000
Vehicles
Ships	0	0
Aircraft	432,557,000	500,338,000
Motor vehicles	441,651,000	557,127,000
Total vehicles	874,208,000	1,057,465,000
Fixtures and fittings	378,560,000	414,411,000
Office equipment	1,606,625,000	1,564,859,000
Tangible exploration and evaluation assets	0	0
Mining assets	0	0
Oil and gas assets	0	0
Construction in progress	8,950,492,000	11,570,777,000
Construction prepayments	0	0
Other property, plant and equipment	771,639,000	661,518,000
Total property, plant and equipment	77,848,576,000	82,236,399,000
Investment property
Investment property completed	2,790,173,000	2,873,165,000
Investment property under construction or development	0	0
Investment property prepayments	0	0
Total investment property	2,790,173,000	2,873,165,000
Intangible assets and goodwill
Intangible assets other than goodwill
Brand names	81,142,000	144,354,000
Intangible exploration and evaluation assets	0	0
Mastheads and publishing titles	0	0
Computer software	4,395,522,000	4,159,246,000
Licences and franchises	0	0
Copyrights, patents and other industrial property rights, service and operating rights	0	0
Recipes, formulae, models, designs and prototypes	0	0
Intangible assets under development	0	0
Other intangible assets	22,008,180,000	22,914,989,000
Total intangible assets other than goodwill	26,484,844,000	27,218,589,000
Goodwill	13,904,998,000	13,904,998,000
Total intangible assets and goodwill	40,389,842,000	41,123,587,000
Trade and other current payables
Current trade payables	12,861,122,000	16,083,858,000
Current payables to related parties	579,023,000	88,324,000
Accruals and deferred income classified as current

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Concept	Close Current Quarter 2023-12-31	Close Previous Exercise 2022-12-31
Deferred income classified as current	1,679,220,000	2,128,764,000
Rent deferred income classified as current	0	0
Accruals classified as current	3,273,054,000	2,893,763,000
Short-term employee benefits accruals	1,563,942,000	1,384,808,000
Total accruals and deferred income classified as current	4,952,274,000	5,022,527,000
Current payables on social security and taxes other than income tax	2,637,982,000	2,388,130,000
Current value added tax payables	2,096,587,000	1,846,542,000
Current retention payables	310,153,000	273,080,000
Other current payables	0	0
Total trade and other current payables	21,340,554,000	23,855,919,000
Other current financial liabilities
Bank loans current	9,987,932,000	1,000,000,000
Stock market loans current	0	0
Other current liabilities at cost	0	0
Other current liabilities at no cost	0	71,401,000
Other current financial liabilities	1,506,766,000	1,761,069,000
Total Other current financial liabilities	11,494,698,000	2,832,470,000
Trade and other non-current payables
Non-current trade payables	100,624,000	480,808,000
Non-current payables to related parties	0	0
Accruals and deferred income classified as non-current
Deferred income classified as non-current	4,890,347,000	5,178,014,000
Rent deferred income classified as non-current	0	0
Accruals classified as non-current	0	0
Total accruals and deferred income classified as non-current	4,890,347,000	5,178,014,000
Non-current payables on social security and taxes other than income tax	0	0
Non-current value added tax payables	0	0
Non-current retention payables	0	0
Other non-current payables	0	0
Total trade and other non-current payables	4,990,971,000	5,658,822,000
Other non-current financial liabilities
Bank loans non-current	2,650,000,000	12,617,243,000
Stock market loans non-current	75,897,927,000	91,623,407,000
Other non-current liabilities at cost	0	0
Other non-current liabilities at no cost	0	0
Other non-current financial liabilities	0	0
Total Other non-current financial liabilities	78,547,927,000	104,240,650,000
Other provisions
Other non-current provisions	1,770,854,000	1,690,454,000
Other current provisions	245,000	1,851,392,000
Total other provisions	1,771,099,000	3,541,846,000
Other reserves
Revaluation surplus	0	0
Reserve of exchange differences on translation	(1,750,143,000)	937,408,000
Reserve of cash flow hedges	84,257,000	285,532,000
Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	0	0
Reserve of change in value of time value of options	0	0
Reserve of change in value of forward elements of forward contracts	0	0
Reserve of change in value of foreign currency basis spreads	0	0
Reserve of gains and losses on financial assets measured at fair value through other comprehensive income	(16,256,975,000)	(15,767,224,000)
Reserve of gains and losses on remeasuring available-for-sale financial assets	0	0
Reserve of share-based payments	0	0
Reserve of remeasurements of defined benefit plans	(577,275,000)	(634,406,000)

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Concept	Close Current Quarter 2023-12-31	Close Previous Exercise 2022-12-31
Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	0	0
Reserve of gains and losses from investments in equity instruments	0	0
Reserve of change in fair value of financial liability attributable to change in credit risk of liability	0	0
Reserve for catastrophe	0	0
Reserve for equalisation	0	0
Reserve of discretionary participation features	0	0
Reserve of equity component of convertible instruments	0	0
Capital redemption reserve	0	0
Merger reserve	0	0
Statutory reserve	0	0
Other comprehensive income	8,633,343,000	4,354,812,000
Total other reserves	(9,866,793,000)	(10,823,878,000)
Net assets (liabilities)
Assets	262,670,257,000	299,107,531,000
Liabilities	127,997,824,000	154,977,626,000
Net assets (liabilities)	134,672,433,000	144,129,905,000
Net current assets (liabilities)
Current assets	62,104,543,000	81,576,823,000
Current liabilities	34,890,862,000	34,370,918,000
Net current assets (liabilities)	27,213,681,000	47,205,905,000

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[800200] Notes - Analysis of income and expense

Concept	Accumulated Current Year 2023-01-01 - 2023- 12-31	Accumulated Previous Year 2022-01-01 - 2022- 12-31	Quarter Current Year 2023-10-01 - 2023- 12-31	Quarter Previous Year 2022-10-01 - 2022- 12-31
Analysis of income and expense
Revenue
Revenue from rendering of services	60,216,470,000	59,788,397,000	15,467,168,000	15,142,976,000
Revenue from sale of goods	558,163,000	683,740,000	124,491,000	163,702,000
Interest income	0	0	0	0
Royalty income	994,471,000	1,187,135,000	241,018,000	393,436,000
Dividend income	0	0	0	0
Rental income	11,998,826,000	13,867,337,000	2,579,734,000	3,432,153,000
Revenue from construction contracts	0	0	0	0
Other revenue	0	0	0	0
Total revenue	73,767,930,000	75,526,609,000	18,412,411,000	19,132,267,000
Finance income
Interest income	3,307,454,000	2,151,109,000	756,220,000	594,366,000
Net gain on foreign exchange	0	0	0	0
Gains on change in fair value of derivatives	0	0	119,819,000	0
Gain on change in fair value of financial instruments	0	0	0	0
Other finance income	0	0	0	0
Total finance income	3,307,454,000	2,151,109,000	876,039,000	594,366,000
Finance costs
Interest expense	7,654,334,000	9,455,578,000	1,990,771,000	2,134,791,000
Net loss on foreign exchange	216,056,000	1,790,956,000	44,959,000	630,626,000
Losses on change in fair value of derivatives	134,847,000	110,739,000	0	53,394,000
Loss on change in fair value of financial instruments	0	0	0	0
Other finance cost	0	0	0	0
Total finance costs	8,005,237,000	11,357,273,000	2,035,730,000	2,818,811,000
Tax income (expense)
Current tax	1,981,365,000	2,384,491,000	653,179,000	1,890,619,000
Deferred tax	696,880,000	(3,611,953,000)	1,144,576,000	(4,102,379,000)
Total tax income (expense)	2,678,245,000	(1,227,462,000)	1,797,755,000	(2,211,760,000)

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[800500] Notes - List of notes

Disclosure of notes and other explanatory information

See Notes 1 and 2 of the Disclosure of interim financial reporting.

Disclosure of general information about financial statements

Corporate Information

Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”), its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or GDSs, on the New York Stock Exchange, or NYSE, under the ticker symbol TV. The Company’s principal executive offices are located at Avenida Vasco de Quiroga 2000, Colonia Santa Fe, 01210 Ciudad de México, México.

Basis of Preparation and Accounting Policies

The condensed consolidated financial statements of the Group, as of December 31, 2023 and 2022, and for the ended years December 31, 2023 and 2022, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34, Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.

The unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and notes thereto for the years ended December 31, 2023, 2022 and 2021, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board, and include, among other disclosures, the Group’s most significant accounting policies, which were applied on a consistent basis as of December  31, 2023.

Disclosure of significant accounting policies

Material Accounting Policies

The principal accounting policies followed by the Group and used in the preparation of its annual consolidated financial statements as of December 31, 2023, and where applicable, of its condensed consolidated financial statements, are summarized below.

(a)  Basis of Presentation

The consolidated financial statements of the Group as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021, are presented in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”), as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of derivative financial instruments, financial assets, investments in equity financial instruments, plan assets of post-employment benefits and share-based payments, as described in the notes to the financial statements below.

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards, requires the use of certain accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. Changes in assumptions may have a significant impact on the consolidated financial statements in the period the assumptions changed. Management believes that the underlying assumptions are appropriate. The areas involving a higher degree of judgment or complexity, or areas where estimates and assumptions are material to the Group’s financial statements are disclosed in Note 5 to these consolidated financial statements.

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The consolidated statements of income of the Group for the years ended December 31, 2022 and 2021, have been prepared to present the discontinued operations following the transaction between the Company and Televisaunivision announced on January 31, 2022 (the “TelevisaUnivision Transaction”). Accordingly, the consolidated statement of income of the Group for the year ended December 31, 2021, has been re-presented from that originally reported by the Company, to present in that period the results from discontinued operations for the businesses disposed of by the Group on January 31, 2022 (see Notes 3 and 28).

These consolidated financial statements were authorized for issuance on April 4, 2024, by the Group’s Corporate Vice President of Finance, and will be submitted for approval to the Company’s stockholders on April 26, 2024.

(b)  Consolidation

The financial statements of the Group are prepared on a consolidated basis and include the assets, liabilities, and results of operations of all companies in which the Company has a controlling interest (subsidiaries). All intercompany balances and transactions have been eliminated from the consolidated financial statements.

Subsidiaries
Subsidiaries are all entities over which the Company has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether or not the Company controls another entity. The subsidiaries are consolidated from the date on which control is obtained by the Company and cease to consolidate from the date on which said control is lost.

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree, and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

Acquisition-related costs are expensed as incurred.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in income or loss.

Changes in Ownership Interests in Subsidiaries without Change of Control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the interest acquired of the carrying amount of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity.

Loss of Control of a Subsidiary

When the Company ceases to have control of a subsidiary, any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in carrying amount recognized in income or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This means that amounts previously recognized in other comprehensive income are reclassified to income or loss except for certain equity financial instruments designated irrevocably with changes in other comprehensive income or loss.

Discontinued Operations

A discontinued operation is a component of the Group that either has been disposed of or is classified as held for sale, for which its operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Group and represents a separate major line of business or operations.

Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held for sale.

When an operation is classified as a discontinued operation, the comparative consolidated statements of income are re-presented as if the operation had been discontinued from the start of the comparative period.

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Subsidiaries of the Company

At December 31, 2023 and 2022, the main direct and indirect subsidiaries of the Company were as follows:

Subsidiaries	Company’s Ownership Interest (1)	Business Segment (2)
Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, “Empresas Cablevisión”) (3)	51.2%	Cable
Subsidiaries engaged in the Cablemás business (collectively, “Cablemás”) (3)	100%	Cable
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, “TVI”) (3)	100%	Cable
Cablestar, S.A. de C.V. and subsidiaries (collectively, “Bestel”) (3)	66.2%	Cable
Arretis, S.A.P.I. de C.V. and subsidiaries (collectively, “Cablecom”) (3)	100%	Cable
Subsidiaries engaged in the Telecable business (collectively, “Telecable”) (3)	100%	Cable
FTTH de México, S.A. de C.V. (“FTTH de México”) (3)	100%	Cable
Corporativo Vasco de Quiroga, S.A. de C.V. (“CVQ”) and subsidiaries (3)	100%	Cable and Sky
Innova, S. de R.L. de C.V. (“Innova”) and subsidiaries (collectively, “Sky”) (3) (4)	58.7%	Sky
Grupo Telesistema, S.A. de C.V. (“Grupo Telesistema”) and subsidiaries (5)	100%	Other Businesses (2)
Controladora de Juegos y Sorteos de México, S.A. de C.V. and subsidiaries	100%	Other Businesses (2)
Editorial Televisa, S.A. de C.V. and subsidiaries	100%	Other Businesses (2)
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries	100%	Other Businesses (2)

(1)	Percentage of equity interest directly or indirectly held by the Company.

(2)
See Note 26 for a description of each of the Group’s business segments. Most of the Group’s operations of its Other Businesses segment were discontinued following the spin-off of certain businesses that were part of the Group´s Other Businesses segment on January 31, 2024 (the “Spin-off"), to create a new controlling entity listed in the Mexican Stock Exchange (see Notes 3 and 29).

(3)
CVQ is a direct subsidiary of the Company and the parent company of Empresas Cablevisión, Cablemás, TVI, Bestel, Cablecom, Telecable, FTTH de México, and Sky. Bestel is an indirect majority-owned subsidiary of Empresas Cablevisión. FTTH de México was merged into Televisión Internacional S.A. de C.V., in the fourth quarter of 2023.

(4)
Innova is an indirect majority-owned subsidiary of the Company, CVQ and Sky DTH, S.A. de C.V. (“Sky DTH”), and a direct majority-owned subsidiary of Innova Holdings, S. de R.L. de C.V. (“Innova Holdings”). Sky is a satellite television provider in Mexico, Central America and the Dominican Republic. Although the Company holds a majority of Innova’s equity and designates a majority of the members of Innova’s Board of Directors, the non-controlling interest has certain governance and veto rights in Innova, including the right to block certain transactions between the companies in the Group and Sky. These veto rights are protective in nature and do not affect decisions about relevant business activities of Innova. (see Note 29)

(5)
Grupo Telesistema and its wholly-owned subsidiaries Multimedia Telecom, S.A. de C.V., Villacezán, S.A. de C.V., Comunicaciones Tieren, S.A. de C.V., and Corporativo TD Sports, S.A. de C.V., are the subsidiaries through which the Company owns shares of the capital stock of TelevisaUnivision, the parent company of Univision Communications Inc. (“Univision”), representing 49.7%, 43.8%, 3.7%, 2.1%  and 0.7%, respectively, of the Group’s aggregate investment in shares of common stock issued by TelevisaUnivision as of December 31, 2023 and 2022. Grupo Telesistema was the parent company of Club de Fútbol América, S.A. de C.V. and Fútbol del Distrito Federal, S.A. de C.V., which became direct subsidiaries of the Company in March 2023, in connection with the Spin-off (see Notes 3, 10, 20 and 29).

Concessions and Permits

The Group’s Cable, Sky and Other Businesses segments, require governmental concessions and special authorizations for the provision of telecommunications and broadcasting services in Mexico. Such concessions are granted by the Mexican Institute of Telecommunications (“Instituto Federal de Telecomunicaciones” or “IFT”) for a fixed term, subject to renewal in accordance with the Mexican Telecommunications and Broadcasting Law (“Ley Federal de Telecomunicaciones y Radiodifusión” or “LFTR”).

Renewal of concessions for the Cable and Sky segments require, among others: (i) to request its renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT. IFT shall resolve any request for renewal of the telecommunications concessions within 180 business days of its request. Failure to respond within such period of time shall be interpreted as if the request for renewal has been granted.

The Group holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision. The payments made by the Group for these broadcasting concessions were accounted for as intangible assets in the Group’s Content segment through January 31, 2022, and are accounted as intangible assets in the Group’s Other Businesses segment after that date (see Notes 3, 13, 20 and 26).

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Renewal of broadcasting concessions for the broadcast programming operations over television stations for the signals of TelevisaUnivision, requires, among others: (i) to request such renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; (iii) a declaration by IFT that there is no public interest in recovering the spectrum granted under the related concession; and (iv) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT, including the payment of a related fee. IFT shall resolve within the year following the presentation of the request, if there is public interest in recovering the spectrum granted under the related concession, in which case it will notify its determination and proceed with the termination of the concession at the end of its fixed term. If IFT determines that there is no public interest in recovering the spectrum, it will grant the requested extension within 180 business days, provided that the concessionaire accepts, in advance, the new conditions set by IFT, which will include the payment of the fee referred to above. Such fee will be determined by IFT for the relevant concessions, considering the following elements: (i) the frequency band; (ii) the amount of spectrum; (iii) coverage of the frequency band; (iv) domestic and international benchmark regarding the market value of frequency bands; and (v) upon request of IFT, an opinion issued by the Ministry of Finance and Public Credit of IFT´s proposal for calculation of the fee.

The regulations of the broadcasting and the telecommunications concessions (including satellite pay TV) establish that at the end of the concession, the frequency bands or spectrum attached to the services provided in the concessions shall return to the Mexican government. In addition, at the end of the concession, the Mexican government will have the preferential right to acquire infrastructure, equipment and other goods directly used in the provision of the concession. If the Mexican government were to exercise its right to acquire infrastructure, equipment and other goods, it would be required to pay a price that is equivalent to a formula that is similar to fair value. To the knowledge of the Company’s management, no spectrum granted for broadcasting services in Mexico has been recovered by the Mexican government in at least the past three decades for public interest reasons. However, the Company’s management is unable to predict the outcome of any action by IFT in this regard. In addition, these assets, by themselves, would not be enough to immediately begin broadcasting or offering satellite pay TV services or telecommunications services, as no content producing assets or other equipment necessary to operate the business would be included.

Also, the Group’s Gaming business, which is reported in the Other Businesses segment, requires a permit granted by the Mexican Federal Government for a fixed term, in accordance with Mexican law (see Note 27). Additionally, the Group’s Sky businesses in Central America and the Dominican Republic require concessions or permits granted by local regulatory authorities for a fixed term, subject to renewal in accordance with local laws.

The accounting guidelines provided by IFRIC 12 Service Concession Arrangements, are not applicable to the Group due primarily to the following factors: (i) the Mexican government does not substantially control the Group’s infrastructure, what services are provided with the infrastructure and the price at which such services are offered; (ii) the Group’s broadcasting service does not constitute a public service as per the definition in IFRIC 12; and (iii) the Group is unable to divide its infrastructure among the public (telephony and possibly Internet services) and non-public (pay TV) service components.

At December 31, 2023, the expiration dates of the Group’s concessions and permits were as follows:

Segments	Expiration Dates
Cable	Various from 2026 to 2059
Sky	Various from 2025 to 2056
Other Businesses: Broadcasting concessions (1)	In 2042 and 2052
Gaming	In 2030

(1)
In November 2018, the IFT approved (i) 23 concessions for the use of spectrum that comprise the Group’s 225 TV stations, for a term of 20 years, starting in January 2022 and ending in January 2042, and (ii) six concessions that grant the authorization to provide digital broadcasting television services of such 225 TV stations, for a term of 30 years, starting in January 2022 and ending in January 2052. In November 2018, the Group paid for the broadcasting concessions for the use of spectrum an aggregate amount of Ps.5,753,349 in cash and recognized this payment as an intangible asset in its consolidated statement of financial position. This amount is being amortized over a period of 20 years beginning on January 1, 2022, by using the straight-line method. These broadcasting concessions became part of the Group’s Other Businesses segment after the TelevisaUnivision Transaction closed on January 31, 2022 (see Notes 3, 13, 20 and 26).

The concessions or permits held by the Group are not subject to any significant pricing regulations in the ordinary course of business.

(c)  Investments in Associates and Joint Ventures

Associates are those entities over which the Group has significant influence but not control or joint control, over the financial and operating policies, generally those entities with a shareholding of between 20% and 50% of the voting rights. Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. Joint ventures are those joint arrangements where the Group exercises joint control with one or more stockholders, without exercising control individually, and have rights to the net assets of the joint arrangements. Investments in associates and joint ventures are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the net assets of the investee after the date of acquisition. The investor’s income or loss includes its share of the investee’s income or loss and the investor’s other comprehensive income includes its share of the investee’s other comprehensive income.

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The Group’s investments in associates include an equity interest in TelevisaUnivision represented by 43.7% and 44.4% of the outstanding total common and preferred shares of TelevisaUnivision on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options of TelevisaUnivision) as of December 31, 2023 and 2022, respectively (see Notes 3 and 10).

If the Group’s share of losses of an associate or a joint venture, equals or exceeds its interest in the investee, the Group discontinues recognizing its share of further losses. The interest in an associate or a joint venture is the carrying amount of the investment in the investee under the equity method together with any other long-term investment that, in substance, form part of the Group’s net investment in the investee. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

Any gain or loss resulting from a downstream transaction involving assets that constitute a business, as defined in IFRS 3 Business Combinations, between the Company (including its consolidated subsidiaries) and its associate or joint venture is recognized in full in the Group’s financial statements. The Group adopted this accounting policy in connection with the TelevisaUnivision Transaction closed on January 31, 2022 (see Note 3), and in accordance with the guidelines of Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, and Effective Date of Amendments to IFRS 10 and IAS 28, issued by the IASB.

(d)  Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Group’s Co-Chief Executive Officers (“chief operating decision makers”), who are responsible for allocating resources and assessing performance for each of the Group’s operating segments.

(e)  Foreign Currency Translation

Functional and Presentation Currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The presentation and reporting currency of the Group’s consolidated financial statements is the Mexican peso, which is used for compliance with its legal and tax obligations.

Transactions and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or measurement where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income as part of finance income or expense, except when recognized in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as investments in financial instruments are analyzed between exchange differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in income or loss, and other changes in carrying amount are recognized in other comprehensive income or loss.

Translation of Foreign Operations

The financial statements of the Group’s foreign entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: (a) assets and liabilities are translated at the closing rate at the date of the statement of financial position; (b) income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); (c) stockholders' equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated and (d) all resulting translation differences are recognized in other comprehensive income or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Translation differences arising are recognized in other comprehensive income or loss.

Assets and liabilities in foreign currencies of non-Mexican subsidiaries that use the Mexican Peso as a functional currency are initially converted to Mexican Pesos by utilizing the exchange rate of the statement of financial position date for monetary assets and liabilities, and historical exchange rates for non-monetary items, with the related adjustment included in the consolidated statement of income as finance income or expense.

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A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a hedge of a net investment in a foreign operation in connection with the Group’s investment in shares of TelevisaUnivision (hedged item), which amounted to U.S.$2,499.7 million (Ps.42,326,344) and U.S.$2,538.8 million (Ps.49,446,349) as of December 31, 2023 and 2022, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss as a cumulative result from foreign currency translation (see Notes 10, 14 and 18).

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a fair value hedge of foreign exchange exposure related to its investment in Open-Ended Fund (hedged item), which amounted to U.S.$39.8 million (Ps.674,451) and U.S.$39.7 million (Ps.773,209), as of December 31, 2023 and 2022, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss, along with the recognition in the same line item of any foreign currency gain or loss of this investment in Open-Ended Fund designated as a hedged item (see Notes 9, 14 and 18).

(f)  Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and all highly liquid investments with an original maturity of three months or less at the date of acquisition. Cash is stated at nominal value and cash equivalents are measured at fair value, and the changes in the fair value are recognized in the statement of income.

As of December 31, 2023 and 2022, cash equivalents primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. dollars and Mexican pesos, with an average yield of approximately 4.65% for U.S. dollar deposits and 11.09% for Mexican peso deposits in 2023, and approximately 1.53% for U.S. dollar deposits and 7.40% for Mexican peso deposits in 2022.

(g)  Transmission Rights

The Group incurs costs related to the license of the rights to use content owned by third parties and sports rights on its owned pay television platforms, which are described as transmission rights in the Group’s consolidated statement of financial position. The Group classifies transmission rights as current and non-current assets.

Transmission rights are valued at the lesser of acquisition cost and net realizable value.

Transmission rights are recognized from the point at which the legally enforceable license period begins. Until the license term commences and the transmission rights are available, payments made are recognized as prepayments. Cost of revenues is calculated and recorded for the month in which transmission rights are matched with related revenues.

Transmission rights are recognized in income on a straight-line basis over the lives of the contracts.

(h)  Inventories

Inventories of paper, magazines, materials and supplies for maintenance of technical equipment are recorded at the lower of cost or its net realizable value. The net realization value is the estimated selling price in the normal course of business, less estimated costs to conduct the sale. Cost is determined using the average cost method.

(i)  Financial Assets

The Group classifies its financial assets in accordance with IFRS 9 Financial Instruments (“IFRS 9”). Under the guidelines of IFRS 9, the Group classifies financial assets as subsequently measured at amortized cost, fair value through other comprehensive income or loss (“FVOCIL”), or fair value through income or loss (“FVIL”), based on the Company’s business model for managing the financial assets and the contractual cash flows characteristics of the financial asset.

Financial Assets Measured at Amortized Cost

Financial assets are measured at amortized cost when the objective of holding such financial assets is to collect contractual cash flows, and the contractual terms of the financial asset give rise on specified dates to cash flows that are only payments of principal and interest on the principal amount outstanding. These financial assets are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest rate method, with changes in carrying amount recognized in the consolidated statement of income in the line which most appropriately reflects the nature of the item or transaction. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period that are included in non-current assets. The Group’s financial assets measured at amortized costs are primarily presented as “trade accounts receivable”, “other accounts receivable”, and “due from related parties” in the consolidated statement of financial position (see Note 7).

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Financial Assets Measured at FVOCIL

Financial assets are measured at FVOCIL when the objective of holding such financial assets is both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group’s investments in certain equity instruments have been designated to be measured at FVOCIL, as permitted by IFRS 9. In connection with this designation, any amounts presented in consolidated other comprehensive income are not subsequently transferred to consolidated income. Dividends from these equity instruments are recognized in consolidated income when the right to receive payment of the dividend is established, and such dividend is probable to be paid to the Group.

Financial Assets at FVIL

Financial assets at FVIL are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current.

Impairment of Financial Assets

The Group assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at FVOCIL. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade accounts receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the trade accounts receivables (see Note 7).

Offsetting of Financial Instruments

Financial assets are offset against financial liabilities and the net amount reported in the consolidated statement of financial position if, and only when the Group: (i) currently has a legally enforceable right to set off the recognized amounts; and (ii) intends either to settle on a net basis, or to realize the assets and settle the liability simultaneously.

(j)  Property, Plant and Equipment, and Investment Property

Property, plant and equipment are recorded at acquisition cost.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to income or loss during the financial period in which they are incurred.

The costs of dismantling items of property, plant and equipment are recognized at the fair value of related dismantling obligations. These dismantling obligations are primarily related to the use of the Group’s Cable segment networks during a particular period and presented as part of other long-term liabilities in the Group’s consolidated statements of financial position. As of December 31, 2023 and 2022, the present value of the Group’s dismantling obligations amounted to Ps.1,133,379 and Ps.1,129,184, respectively.

Depreciation of property, plant and equipment is based upon the carrying amount of the assets in use and is computed using the straight-line method over the estimated useful lives of the asset, as follows:
Estimated Useful Lives

Buildings	20-50 years
Technical equipment	3-30 years
Satellite transponders	15 years
Furniture and fixtures	10-15 years
Transportation equipment	4-8 years
Computer equipment	3-6 years
Leasehold improvements	5-30 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

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An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is higher than its estimated recoverable amount.

Gains and losses on disposals of assets are determined by comparing the proceeds with the carrying amount and are recognized within other income or expense in the consolidated statement of income.

If significant parts of an item of property, plant and equipment have different useful lives, then they are classified as separate items (major components) of property, plant and equipment.

Investment Property

Beginning on February 1, 2022, the Group has investment property. Investment property is property of the Group (land or a building or part of a building or both) held by a lessee as a right-of-use asset, to earn rentals rather than for use in the production or supply of goods or services or for administrative purposes, or sale in the ordinary course of business.

Depreciation of investment property is based upon the carrying amount of the assets in use and is computed using the straight-line method over the estimated useful lives of the asset, as follows:

Estimated Useful Lives

Buildings	20-65 years

The Group’s investment property is measured at cost less any accumulated depreciation and any accumulated impairment losses.

(k)  Lease Agreements

As a lessee, the Group recognizes a right-of-use asset representing its right to use the underlying asset in a lease agreement, and a lease liability representing its obligation to make lease payments.

Right-of-use assets are measured at cost comprising the following: the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs and restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight–line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases of equipment and vehicles and mostly leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

The Group recognizes a depreciation of rights-of-use assets for long-term lease agreements, and a finance expense for interest from related lease liabilities.

The Group leases its investment property consisting of certain owned building and land property (see Note 11). These lease agreements are classified as operating leases from a lessor perspective.

(l)  Intangible Assets and Goodwill

Intangible assets and goodwill are recognized at acquisition cost. Intangible assets and goodwill acquired through business combinations are recorded at fair value at the date of acquisition. Intangible assets with indefinite useful lives, which include, trademarks, concessions, and goodwill, are not amortized, and subsequently recognized at cost less accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, as follows:

Estimated Useful Lives
Trademarks with finite useful lives	4 years
Licenses	3-10 years
Subscriber lists	4-5 years
Payments for renewal of concessions	20 years
Other intangible assets	3-20 years

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Trademarks

The Group determines its acquired trademarks to have an indefinite life when they are expected to generate net cash inflows for the Group indefinitely. Additionally, the Group considers that there are no legal, regulatory or contractual provisions that limit the useful lives of trademarks. The Group has not capitalized any amounts associated with internally developed trademarks.
Concessions

The Group defined concessions to have an indefinite useful life due to the fact that the Group has a history of renewing its concessions upon expiration, has maintained the concessions granted by the Mexican government, and has no foreseeable limit to the period over which the assets are expected to generate net cash inflows. In addition, the Group is committed to continue to invest for the long term to extend the period over which the broadcasting and telecommunications concessions are expected to continue to provide economic benefits. These concessions are not amortized, but instead are subject to impairment testing at least annually. The useful life of concessions that is not being amortized is reviewed in each annual reporting period to determine whether events and circumstances continue to support an indefinite useful life for these concessions. Historically, the Group has renewed its telecommunications’ concessions upon expiration and generally all condition necessary to obtain renewal have been satisfied and the cost to renew these concessions has not been significant.

Any fees paid by the Group to regulatory authorities for concessions renewed are determined to have finite useful lives and are amortized on a straight-line basis over the fixed term of the related concession.

Goodwill

Goodwill arises on the acquisition of a business and represents the excess of the consideration transferred over the Group’s interest in net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of the non-controlling interest in the acquiree.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash generating units (“CGUs”), or groups of CGUs, that are expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying amount of goodwill is compared to the recoverable amount, which is the higher of the value in use and the fair value less costs to sell. Any impairment of goodwill is recognized as an expense in the consolidated statement of income and is not subject to be reversed in subsequent periods.

(m)  Impairment of Long-lived Assets

The Group reviews for impairment the carrying amounts of its long-lived assets, tangible and intangible (see Note 13), whenever events or changes in business circumstances indicate that these carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. To determine whether an impairment exists, the carrying amount of the reporting unit is compared with its recoverable amount. Fair value estimates are based on quoted market values in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including discounted value of estimated future cash flows, market multiples or third-party appraisal valuations. Any impairment of long-lived assets other than goodwill may be subsequently reversed under certain circumstances.

(n)  Trade Accounts Payable and Accrued Expenses

Trade accounts payable and accrued expenses are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade accounts payable and accrued expenses are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade accounts payable and accrued expenses are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Trade accounts payable and accrued expenses are presented as a single item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2023 and 2022.

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(o)  Debt

Debt is recognized initially at fair value, net of transaction costs incurred. Debt is subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of income over the period in which the debt is outstanding using the effective interest method.

Fees paid on the establishment of debt facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates. The fee is deducted from the amount of the financial liability when it is initially recognized, or recognized in the consolidated statement of income when the issue is no longer expected to be completed.

Current portion of long-term debt and interest payable are presented as a separate line item in the consolidated statements of financial position as of December 31, 2023 and 2022.

Debt early redemption costs are recognized as finance expense in the consolidated statement of income.

(p)  Customer Advances

Customer advance agreements are contract liabilities presented by the Group in the consolidated statement of financial position. The Group recognizes a contract liability when a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional, before the Group transfers services or goods to the customer. A contract liability is a Group’s obligation to transfer services or goods to a customer for which the Group has received consideration, or an amount of consideration is due, from the customer. In addition, the Group recognizes contract assets upon the approval of non-cancellable contracts that generate an unconditional right to receive cash consideration prior to services being rendered. The Company’s management has consistently recognized that an amount of consideration is due, for legal, finance and accounting purposes, when a short-term non-interest bearing note is received from a customer in connection with an advance agreement entered into with the customer for services or goods to be provided by the Group in the short term.

(q)  Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provisions due to passage of time is recognized as interest expense.

(r)  Equity

The capital stock and other equity accounts include the effect of restatement through December 31, 1997, determined by applying the change in the Mexican National Consumer Price Index between the dates capital was contributed or net results were generated and December 31, 1997, the date through which the Mexican economy was considered hyperinflationary under the guidelines of IFRS Accounting Standards. The restatement represented the amount required to maintain the contributions and accumulated results in Mexican Pesos in purchasing power as of December 31, 1997.

Where any company in the Group purchases shares of the Company’s capital stock (shares repurchased), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to stockholders of the Company until the shares are cancelled, reissued, or sold. Where such shares repurchased are subsequently reissued or sold, any consideration received, net of any directly attributable incremental transaction costs, is included in equity attributable to stockholders of the Company.

(s)  Revenue Recognition and Contract Costs

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided. The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities, as described below. The Group bases its estimate of return on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

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The Group derives the majority of its revenues from telecommunications-related business activities, primarily from its Cable and Sky segment operations (see Notes 3 and 26). Revenues are recognized when the service is provided, and collection is probable. A summary of revenue recognition policies by significant activity is as follows:

•	Cable television, internet and telephone subscription, and pay-per-view and installation fees are recognized in the period in which the services are rendered.

•
Revenues from other telecommunications and data services are recognized in the period in which these services are provided. Other telecommunications services include long distance and local telephony, as well as leasing and maintenance of telecommunications facilities.

•
In respect of revenues from multiple products or services, the Group evaluates whether it has fair value evidence for each deliverable in the transaction. The Group sells cable television, internet, and telephone subscription to subscribers in a bundled package at a rate lower than if the subscriber purchases each product on an individual basis. Subscription revenues received from such subscribers are allocated to each product in a pro-rata manner based on the fair value of each of the respective services.

•	Sky program service revenues, including advances from customers for future direct-to-home (“DTH”) program services, are recognized at the time the service is provided.

•
Revenues from magazine subscriptions are initially deferred and recognized proportionately as products are delivered to subscribers. Revenues from the sales of magazines are recognized on the date of circulation of delivered merchandise, net of a provision for estimated returns (see Notes 3 and 26).

•	Revenues from publishing distribution are recognized upon distribution of the products (see Notes 3 and 26).

•
Revenues from attendance to soccer games, including revenues from advance ticket sales for soccer games and other promotional events, are recognized on the date of the relevant event (see Notes 3 and 26).

•
Gaming revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons and are recognized at the time of such net win (see Notes 3 and 26).

Contract Costs

Incremental costs for obtaining contracts with customers in the Cable and Sky segments, primarily commissions, are recognized as contract costs (assets) in the Group’s consolidated statement of financial position and amortized in the expected life of contracts with customers.

The Group has recognized assets from incremental costs of obtaining contracts with customers, primarily commissions, which were classified as current and non-current assets in its consolidated financial statements as of December 31, 2023 and 2022, as follows:

	Cable		Sky		Total
Contract costs:
At January 1, 2023	Ps.	3,297,436	Ps.	2,020,790	Ps.	5,318,226
Additions		1,758,769		408,555		2,167,324
Amount recognized in income		(1,240,670)		(914,694)		(2,155,364)
Total contract costs at December 31, 2023		3,815,535		1,514,651		5,330,186
Less:
Current Contract Costs		1,295,696		715,816		2,011,512
Total non-current contract costs	Ps.	2,519,839	Ps.	798,835	Ps.	3,318,674

	Cable		Sky		Total
Contract costs:
At January 1, 2022	Ps.	2,498,124	Ps.	2,500,190	Ps.	4,998,314
Additions		1,764,989		580,042		2,345,031
Amount recognized in income		(965,677)		(1,059,442)		(2,025,119)
Total contract costs at December 31, 2022		3,297,436		2,020,790		5,318,226
Less:
Current Contract Costs		1,077,417		840,870		1,918,287
Total non-current contract costs	Ps.	2,220,019	Ps.	1,179,920	Ps.	3,399,939

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Amortization of contract costs is based upon the carrying amount of the assets in use and is computed using the straight-line method over estimated useful lives that range between 1.5 and 5 years.

(t)  Interest Income

Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognized using the original effective interest rate.

(u)  Employee Benefits

Pension and Seniority Premium Obligations

Plans exist for pensions and seniority premiums (post-employment benefits), for most of the Group’s employees funded through irrevocable trusts. Increases or decreases in the consolidated liability or asset for post-employment benefits are based upon actuarial calculations. Contributions to the trusts are determined in accordance with actuarial estimates of funding requirements. Payments of post-employment benefits are made by the trust administrators. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Remeasurement of post-employment benefit obligations related to experience adjustments and changes in actuarial assumptions of post- employment benefits are recognized in the period in which they are incurred as part of other comprehensive income or loss in consolidated equity.

Profit Sharing

The employees’ profit sharing required to be paid under certain circumstances in Mexico, is recognized as a direct benefit to employees in the consolidated statements of income in the period in which it is incurred. The profit sharing is paid to employees on a yearly basis and calculated by the Mexican companies in the Group at the statutory rate of 10% on their respective adjusted income in accordance with the Federal Labor Law. Beginning in 2021, there is a cap on the payment of profit sharing of up to three months of salary per employee (see Note 24).

Termination Benefits

Termination benefits, which mainly represent severance payments by law, are recorded in the consolidated statement of income. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring plan that involves the payment of termination benefits.

(v)  Income Taxes

The income tax expense for the period comprises current and deferred income tax. Income tax is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the income tax is recognized in other comprehensive income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements of the consolidated companies in the Group. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction (other than in a business combination) that at the time of the transaction affects neither accounting nor taxable income or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is recovered or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and tax loss carryforwards can be utilized. For this purpose, the Group takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, and future reversals of existing temporary differences.

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Deferred income tax liabilities are provided on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences associated with investments in subsidiaries, joint ventures and associates, to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefit of the temporary difference and it is expected to reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

(w)  Derivative Financial Instruments

The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated statements of financial position and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative’s gain or loss is initially reported as a component of other comprehensive income or loss and subsequently reclassified into income when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. When a hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income remains in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to income or loss. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income in the period of change. During the years ended December 31, 2023, 2022 and 2021, certain derivative financial instruments qualified for hedge accounting (see Note 15).

(x)  Comprehensive Income

Comprehensive income for the period includes the net income for the period presented in the consolidated statement of income plus other comprehensive income for the period reflected in the consolidated statement of comprehensive income.

(y)  Share-based Payment Agreements

Key officers and employees of certain subsidiaries of the Company have entered into agreements for the conditional sale of Company’s shares under the Company’s Long-Term Retention Plan (“LTRP”). The share-based compensation expense is measured at fair value at the date the equity benefits are conditionally sold to these officers and employees and recognized as a charge to consolidated income (administrative expense) over the vesting period. The Group recognized a share-based compensation expense of Ps.748,500, Ps.968,628 and Ps.903,764 for the years ended December 31, 2023, 2022 and 2021, respectively, of which Ps.748,500, Ps.968,628 and Ps.1,066,863 was credited in consolidated stockholders’ equity for each of those years, respectively (see Note 17).

(z)  New and Amended IFRS Accounting Standards

The Group adopted some amendments and improvements to certain IFRS Accounting Standards that became effective in 2023, 2022 and 2021, which did not have any significant impact on the Group’s consolidated financial statements.

Below is a list of the new and amended IFRS Accounting Standards that have been issued by the IASB and are effective for annual reporting periods beginning on January 1, 2023, 2024, and 2025.

New or Amended IFRS Accounting Standard	Title of the IFRS Accounting Standard	Effective for Annual Reporting Periods Beginning On or After

Amendments to IAS 12 (1)	International Tax Reform – Pillar Two Model Rules	January 1, 2023
Amendments to IFRS 16 (1)	Lease Liability in a Sale and Leaseback	January 1, 2024
Amendments to IAS 1 (1)	Non-current Liabilities with Covenants	January 1, 2024
Amendments to IAS 7 and IFRS 7 (1)	Supplier Finance Arrangements	January 1, 2024
Amendments to IAS 21 (1)	Lack of Exchangeability	January 1, 2025
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed

(1) This new or amended IFRS Accounting Standard is not expected to have a significant impact on the Group’s consolidated financial statements.

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Amendments to IAS 12 International Tax Reform – Pillar Two Model Rules, were issued by the IASB in May 2023, to give companies temporary relief from accounting for deferred taxes arising from the Organization for Economic Co-operation and Development’s (“OECD”) international tax reform. The OECD published the Pillar Two Model Rules in December 2021 to ensure that large multinational companies would be subject to a minimum 15% tax rate. More than 135 countries and jurisdictions representing more than 90% of global GDP have agreed to the Pillar Two Model Rules. These amendments introduce (i) a temporary exception to the accounting for deferred taxes arising from jurisdictions implementing the global tax rules. This will help to ensure consistency in the financial statements while easing into the implementation of the rules; and (ii) targeted disclosure requirements to help investors better understand a company’s exposure to income taxes arising from the reform, particularly before legislation implementing the rules is in effect. Companies can benefit from the temporary exception immediately but are required to provide the disclosures to investors for annual reporting periods beginning on or after January 1, 2023. As permitted by these amendments, beginning in the year ended December 31, 2023, the Group applied the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes arising from Pilar Two Model Rules, and provided the required disclosures to help users of financial statements understand the Group’s exposure to Pilar Two Model Rules (see Note 24).

Amendments to IFRS 16 Lease Liability in a Sale and Leaseback, were issued by the IASB in September 2022, and add to requirements in IFRS 16 Leases (“IFRS 16”) explaining how a company accounts for a sale and leaseback after the date of the transaction. A sale and leaseback is a transaction for which a company sells an asset and leases the same asset back for a period of time from the new owner. IFRS 16 includes requirements on how to account for a sale and leaseback at the date the transaction takes place. However, IFRS 16 had not specified how to measure the transaction when reporting after that date. The amendments issued add to the sale and leaseback requirements in IFRS 16, thereby supporting the consistent application of the IFRS Standard. These amendments will not change the accounting for leases other than those arising in a sale and leaseback transaction. These amendments to IFRS 16 are effective for annual reporting periods beginning on or after January 1, 2024, with early application permitted.

Amendments to IAS 1 Non-current Liabilities with Covenants, were issued by the IASB in October 2022, to improve the information companies provide about long-term with covenants. IAS 1 Presentation of Financial Statements requires a company to classify debt as non-current only if the company can avoid settling the debt in the 12 months after the reporting date. However, a company’s ability to do so is often subject to complying with covenants. For example, a company might have long-term debt that could become repayable within 12 months if the company fails to comply with covenants in that 12-month period. The amendments to IAS 1 specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, the amendments require a company to disclose information about these covenants in the notes to the financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2024, with early adoption permitted.

Amendments to IAS 7 and IFRS 7 Supplier Finance Arrangements, were issued by the IASB in May 2023, to require an entity to provide additional disclosures about its supplier finance arrangements. The new requirements were developed by the IASB to provide users of financial statements with information to enable them: (a) to assess how supplier finance arrangements affect an entity’s liabilities and cash flows; and (b) to understand the effect of supplier finance arrangements on an entity’s exposure to liquidity risk and how the entity might be affected if the arrangements were no longer available to it. The amendments supplement requirements already in IFRS Standards and require a company to disclose: (i) the terms and conditions; (ii) the amount of the liabilities that are part of the arrangements, breaking out the amounts for which the suppliers have already received payment from the finance providers, and stating where the liabilities sit on the balance sheet; (iii) ranges of payment due dates; and (iv) liquidity risk information. The amendments, which affect IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures, will become effective for annual reporting periods beginning on or after January 1, 2024, with early application permitted.

Amendments to IAS 21 Lack of Exchangeability, were issued by the IASB in August 2023, to require companies to provide more useful information in their financial statements when a currency cannot be exchanged into another currency. These amendments will require companies to apply a consistent approach in assessing whether a currency can be exchanged into another currency and, when it cannot, in determining the exchange rate to use and the disclosures to provide. The amendments, which affect IAS 21 The Effects of Changes in Foreign Exchange Rates, will become effective for annual reporting periods beginning on or after January 1, 2025, with early application permitted.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, were issued by the IASB in September 2014, and addressed and acknowledged an inconsistency between the requirements in IFRS 10 Consolidated Financial Statements and those in IAS 28 Investments in Associates and Joint Ventures, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015, the IASB decided to postpone the effective date of these amendments indefinitely. Entities are required to apply these amendments prospectively to the sale or contribution of assets occurring in annual periods beginning on or after a date to be determined by the IASB. Earlier application is permitted. If an entity applies these amendments earlier, it shall disclose that fact. These amendments became applicable to the Group’s consolidated financial statements in connection with the closing of the TelevisaUnivision Transaction in the first quarter of 2022 (see Note 3). As permitted, the Group has applied these amendments in 2022 and disclosed this fact in its consolidated financial statements.

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[800600] Notes - List of accounting policies

Disclosure of significant accounting policies

Material Accounting Policies

The principal accounting policies followed by the Group and used in the preparation of its annual consolidated financial statements as of December 31, 2023, and where applicable, of its condensed consolidated financial statements, are summarized below.

(a)  Basis of Presentation

The consolidated financial statements of the Group as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021, are presented in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”), as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of derivative financial instruments, financial assets, investments in equity financial instruments, plan assets of post-employment benefits and share-based payments, as described in the notes to the financial statements below.

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards, requires the use of certain accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. Changes in assumptions may have a significant impact on the consolidated financial statements in the period the assumptions changed. Management believes that the underlying assumptions are appropriate. The areas involving a higher degree of judgment or complexity, or areas where estimates and assumptions are material to the Group’s financial statements are disclosed in Note 5 to these consolidated financial statements.

The consolidated statements of income of the Group for the years ended December 31, 2022 and 2021, have been prepared to present the discontinued operations following the transaction between the Company and Televisaunivision announced on January 31, 2022 (the “TelevisaUnivision Transaction”). Accordingly, the consolidated statement of income of the Group for the year ended December 31, 2021, has been re-presented from that originally reported by the Company, to present in that period the results from discontinued operations for the businesses disposed of by the Group on January 31, 2022 (see Notes 3 and 28).

These consolidated financial statements were authorized for issuance on April 4, 2024, by the Group’s Corporate Vice President of Finance, and will be submitted for approval to the Company’s stockholders on April 26, 2024.

(b)  Consolidation

The financial statements of the Group are prepared on a consolidated basis and include the assets, liabilities, and results of operations of all companies in which the Company has a controlling interest (subsidiaries). All intercompany balances and transactions have been eliminated from the consolidated financial statements.

Subsidiaries
Subsidiaries are all entities over which the Company has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether or not the Company controls another entity. The subsidiaries are consolidated from the date on which control is obtained by the Company and cease to consolidate from the date on which said control is lost.

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree, and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

Acquisition-related costs are expensed as incurred.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in income or loss.

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Changes in Ownership Interests in Subsidiaries without Change of Control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the interest acquired of the carrying amount of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity.

Loss of Control of a Subsidiary

When the Company ceases to have control of a subsidiary, any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in carrying amount recognized in income or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This means that amounts previously recognized in other comprehensive income are reclassified to income or loss except for certain equity financial instruments designated irrevocably with changes in other comprehensive income or loss.

Discontinued Operations

A discontinued operation is a component of the Group that either has been disposed of or is classified as held for sale, for which its operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Group and represents a separate major line of business or operations.

Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held for sale.

When an operation is classified as a discontinued operation, the comparative consolidated statements of income are re-presented as if the operation had been discontinued from the start of the comparative period.

Subsidiaries of the Company

At December 31, 2023 and 2022, the main direct and indirect subsidiaries of the Company were as follows:

Subsidiaries	Company’s Ownership Interest (1)	Business Segment (2)
Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, “Empresas Cablevisión”) (3)	51.2%	Cable
Subsidiaries engaged in the Cablemás business (collectively, “Cablemás”) (3)	100%	Cable
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, “TVI”) (3)	100%	Cable
Cablestar, S.A. de C.V. and subsidiaries (collectively, “Bestel”) (3)	66.2%	Cable
Arretis, S.A.P.I. de C.V. and subsidiaries (collectively, “Cablecom”) (3)	100%	Cable
Subsidiaries engaged in the Telecable business (collectively, “Telecable”) (3)	100%	Cable
FTTH de México, S.A. de C.V. (“FTTH de México”) (3)	100%	Cable
Corporativo Vasco de Quiroga, S.A. de C.V. (“CVQ”) and subsidiaries (3)	100%	Cable and Sky
Innova, S. de R.L. de C.V. (“Innova”) and subsidiaries (collectively, “Sky”) (3) (4)	58.7%	Sky
Grupo Telesistema, S.A. de C.V. (“Grupo Telesistema”) and subsidiaries (5)	100%	Other Businesses (2)
Controladora de Juegos y Sorteos de México, S.A. de C.V. and subsidiaries	100%	Other Businesses (2)
Editorial Televisa, S.A. de C.V. and subsidiaries	100%	Other Businesses (2)
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries	100%	Other Businesses (2)

(1)	Percentage of equity interest directly or indirectly held by the Company.

(2)
See Note 26 for a description of each of the Group’s business segments. Most of the Group’s operations of its Other Businesses segment were discontinued following the spin-off of certain businesses that were part of the Group´s Other Businesses segment on January 31, 2024 (the “Spin-off"), to create a new controlling entity listed in the Mexican Stock Exchange (see Notes 3 and 29).

(3)
CVQ is a direct subsidiary of the Company and the parent company of Empresas Cablevisión, Cablemás, TVI, Bestel, Cablecom, Telecable, FTTH de México, and Sky. Bestel is an indirect majority-owned subsidiary of Empresas Cablevisión. FTTH de México was merged into Televisión Internacional S.A. de C.V., in the fourth quarter of 2023.

(4)
Innova is an indirect majority-owned subsidiary of the Company, CVQ and Sky DTH, S.A. de C.V. (“Sky DTH”), and a direct majority-owned subsidiary of Innova Holdings, S. de R.L. de C.V. (“Innova Holdings”). Sky is a satellite television provider in Mexico, Central America and the Dominican Republic. Although the Company holds a majority of Innova’s equity and designates a majority of the members of Innova’s Board of Directors, the non-controlling interest has certain governance and veto rights in Innova, including the right to block certain transactions between the companies in the Group and Sky. These veto rights are protective in nature and do not affect decisions about relevant business activities of Innova. (see Note 29)

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(5)
Grupo Telesistema and its wholly-owned subsidiaries Multimedia Telecom, S.A. de C.V., Villacezán, S.A. de C.V., Comunicaciones Tieren, S.A. de C.V., and Corporativo TD Sports, S.A. de C.V., are the subsidiaries through which the Company owns shares of the capital stock of TelevisaUnivision, the parent company of Univision Communications Inc. (“Univision”), representing 49.7%, 43.8%, 3.7%, 2.1%  and 0.7%, respectively, of the Group’s aggregate investment in shares of common stock issued by TelevisaUnivision as of December 31, 2023 and 2022. Grupo Telesistema was the parent company of Club de Fútbol América, S.A. de C.V. and Fútbol del Distrito Federal, S.A. de C.V., which became direct subsidiaries of the Company in March 2023, in connection with the Spin-off (see Notes 3, 10, 20 and 29).

Concessions and Permits

The Group’s Cable, Sky and Other Businesses segments, require governmental concessions and special authorizations for the provision of telecommunications and broadcasting services in Mexico. Such concessions are granted by the Mexican Institute of Telecommunications (“Instituto Federal de Telecomunicaciones” or “IFT”) for a fixed term, subject to renewal in accordance with the Mexican Telecommunications and Broadcasting Law (“Ley Federal de Telecomunicaciones y Radiodifusión” or “LFTR”).

Renewal of concessions for the Cable and Sky segments require, among others: (i) to request its renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT. IFT shall resolve any request for renewal of the telecommunications concessions within 180 business days of its request. Failure to respond within such period of time shall be interpreted as if the request for renewal has been granted.

The Group holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision. The payments made by the Group for these broadcasting concessions were accounted for as intangible assets in the Group’s Content segment through January 31, 2022, and are accounted as intangible assets in the Group’s Other Businesses segment after that date (see Notes 3, 13, 20 and 26).

Renewal of broadcasting concessions for the broadcast programming operations over television stations for the signals of TelevisaUnivision, requires, among others: (i) to request such renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; (iii) a declaration by IFT that there is no public interest in recovering the spectrum granted under the related concession; and (iv) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT, including the payment of a related fee. IFT shall resolve within the year following the presentation of the request, if there is public interest in recovering the spectrum granted under the related concession, in which case it will notify its determination and proceed with the termination of the concession at the end of its fixed term. If IFT determines that there is no public interest in recovering the spectrum, it will grant the requested extension within 180 business days, provided that the concessionaire accepts, in advance, the new conditions set by IFT, which will include the payment of the fee referred to above. Such fee will be determined by IFT for the relevant concessions, considering the following elements: (i) the frequency band; (ii) the amount of spectrum; (iii) coverage of the frequency band; (iv) domestic and international benchmark regarding the market value of frequency bands; and (v) upon request of IFT, an opinion issued by the Ministry of Finance and Public Credit of IFT´s proposal for calculation of the fee.

The regulations of the broadcasting and the telecommunications concessions (including satellite pay TV) establish that at the end of the concession, the frequency bands or spectrum attached to the services provided in the concessions shall return to the Mexican government. In addition, at the end of the concession, the Mexican government will have the preferential right to acquire infrastructure, equipment and other goods directly used in the provision of the concession. If the Mexican government were to exercise its right to acquire infrastructure, equipment and other goods, it would be required to pay a price that is equivalent to a formula that is similar to fair value. To the knowledge of the Company’s management, no spectrum granted for broadcasting services in Mexico has been recovered by the Mexican government in at least the past three decades for public interest reasons. However, the Company’s management is unable to predict the outcome of any action by IFT in this regard. In addition, these assets, by themselves, would not be enough to immediately begin broadcasting or offering satellite pay TV services or telecommunications services, as no content producing assets or other equipment necessary to operate the business would be included.

Also, the Group’s Gaming business, which is reported in the Other Businesses segment, requires a permit granted by the Mexican Federal Government for a fixed term, in accordance with Mexican law (see Note 27). Additionally, the Group’s Sky businesses in Central America and the Dominican Republic require concessions or permits granted by local regulatory authorities for a fixed term, subject to renewal in accordance with local laws.

The accounting guidelines provided by IFRIC 12 Service Concession Arrangements, are not applicable to the Group due primarily to the following factors: (i) the Mexican government does not substantially control the Group’s infrastructure, what services are provided with the infrastructure and the price at which such services are offered; (ii) the Group’s broadcasting service does not constitute a public service as per the definition in IFRIC 12; and (iii) the Group is unable to divide its infrastructure among the public (telephony and possibly Internet services) and non-public (pay TV) service components.

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At December 31, 2023, the expiration dates of the Group’s concessions and permits were as follows:

Segments	Expiration Dates
Cable	Various from 2026 to 2059
Sky	Various from 2025 to 2056
Other Businesses: Broadcasting concessions (1)	In 2042 and 2052
Gaming	In 2030

(1)
In November 2018, the IFT approved (i) 23 concessions for the use of spectrum that comprise the Group’s 225 TV stations, for a term of 20 years, starting in January 2022 and ending in January 2042, and (ii) six concessions that grant the authorization to provide digital broadcasting television services of such 225 TV stations, for a term of 30 years, starting in January 2022 and ending in January 2052. In November 2018, the Group paid for the broadcasting concessions for the use of spectrum an aggregate amount of Ps.5,753,349 in cash and recognized this payment as an intangible asset in its consolidated statement of financial position. This amount is being amortized over a period of 20 years beginning on January 1, 2022, by using the straight-line method. These broadcasting concessions became part of the Group’s Other Businesses segment after the TelevisaUnivision Transaction closed on January 31, 2022 (see Notes 3, 13, 20 and 26).

The concessions or permits held by the Group are not subject to any significant pricing regulations in the ordinary course of business.

(c)  Investments in Associates and Joint Ventures

Associates are those entities over which the Group has significant influence but not control or joint control, over the financial and operating policies, generally those entities with a shareholding of between 20% and 50% of the voting rights. Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. Joint ventures are those joint arrangements where the Group exercises joint control with one or more stockholders, without exercising control individually, and have rights to the net assets of the joint arrangements. Investments in associates and joint ventures are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the net assets of the investee after the date of acquisition. The investor’s income or loss includes its share of the investee’s income or loss and the investor’s other comprehensive income includes its share of the investee’s other comprehensive income.

The Group’s investments in associates include an equity interest in TelevisaUnivision represented by 43.7% and 44.4% of the outstanding total common and preferred shares of TelevisaUnivision on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options of TelevisaUnivision) as of December 31, 2023 and 2022, respectively (see Notes 3 and 10).

If the Group’s share of losses of an associate or a joint venture, equals or exceeds its interest in the investee, the Group discontinues recognizing its share of further losses. The interest in an associate or a joint venture is the carrying amount of the investment in the investee under the equity method together with any other long-term investment that, in substance, form part of the Group’s net investment in the investee. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

Any gain or loss resulting from a downstream transaction involving assets that constitute a business, as defined in IFRS 3 Business Combinations, between the Company (including its consolidated subsidiaries) and its associate or joint venture is recognized in full in the Group’s financial statements. The Group adopted this accounting policy in connection with the TelevisaUnivision Transaction closed on January 31, 2022 (see Note 3), and in accordance with the guidelines of Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, and Effective Date of Amendments to IFRS 10 and IAS 28, issued by the IASB.

(d)  Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Group’s Co-Chief Executive Officers (“chief operating decision makers”), who are responsible for allocating resources and assessing performance for each of the Group’s operating segments.

(e)  Foreign Currency Translation

Functional and Presentation Currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The presentation and reporting currency of the Group’s consolidated financial statements is the Mexican peso, which is used for compliance with its legal and tax obligations.

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Transactions and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or measurement where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income as part of finance income or expense, except when recognized in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as investments in financial instruments are analyzed between exchange differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in income or loss, and other changes in carrying amount are recognized in other comprehensive income or loss.

Translation of Foreign Operations

The financial statements of the Group’s foreign entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: (a) assets and liabilities are translated at the closing rate at the date of the statement of financial position; (b) income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); (c) stockholders' equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated and (d) all resulting translation differences are recognized in other comprehensive income or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Translation differences arising are recognized in other comprehensive income or loss.

Assets and liabilities in foreign currencies of non-Mexican subsidiaries that use the Mexican Peso as a functional currency are initially converted to Mexican Pesos by utilizing the exchange rate of the statement of financial position date for monetary assets and liabilities, and historical exchange rates for non-monetary items, with the related adjustment included in the consolidated statement of income as finance income or expense.

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a hedge of a net investment in a foreign operation in connection with the Group’s investment in shares of TelevisaUnivision (hedged item), which amounted to U.S.$2,499.7 million (Ps.42,326,344) and U.S.$2,538.8 million (Ps.49,446,349) as of December 31, 2023 and 2022, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss as a cumulative result from foreign currency translation (see Notes 10, 14 and 18).

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a fair value hedge of foreign exchange exposure related to its investment in Open-Ended Fund (hedged item), which amounted to U.S.$39.8 million (Ps.674,451) and U.S.$39.7 million (Ps.773,209), as of December 31, 2023 and 2022, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss, along with the recognition in the same line item of any foreign currency gain or loss of this investment in Open-Ended Fund designated as a hedged item (see Notes 9, 14 and 18).

(f)  Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and all highly liquid investments with an original maturity of three months or less at the date of acquisition. Cash is stated at nominal value and cash equivalents are measured at fair value, and the changes in the fair value are recognized in the statement of income.

As of December 31, 2023 and 2022, cash equivalents primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. dollars and Mexican pesos, with an average yield of approximately 4.65% for U.S. dollar deposits and 11.09% for Mexican peso deposits in 2023, and approximately 1.53% for U.S. dollar deposits and 7.40% for Mexican peso deposits in 2022.

(g)  Transmission Rights

The Group incurs costs related to the license of the rights to use content owned by third parties and sports rights on its owned pay television platforms, which are described as transmission rights in the Group’s consolidated statement of financial position. The Group classifies transmission rights as current and non-current assets.

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Transmission rights are valued at the lesser of acquisition cost and net realizable value.

Transmission rights are recognized from the point at which the legally enforceable license period begins. Until the license term commences and the transmission rights are available, payments made are recognized as prepayments. Cost of revenues is calculated and recorded for the month in which transmission rights are matched with related revenues.

Transmission rights are recognized in income on a straight-line basis over the lives of the contracts.

(h)  Inventories

Inventories of paper, magazines, materials and supplies for maintenance of technical equipment are recorded at the lower of cost or its net realizable value. The net realization value is the estimated selling price in the normal course of business, less estimated costs to conduct the sale. Cost is determined using the average cost method.

(i)  Financial Assets

The Group classifies its financial assets in accordance with IFRS 9 Financial Instruments (“IFRS 9”). Under the guidelines of IFRS 9, the Group classifies financial assets as subsequently measured at amortized cost, fair value through other comprehensive income or loss (“FVOCIL”), or fair value through income or loss (“FVIL”), based on the Company’s business model for managing the financial assets and the contractual cash flows characteristics of the financial asset.

Financial Assets Measured at Amortized Cost

Financial assets are measured at amortized cost when the objective of holding such financial assets is to collect contractual cash flows, and the contractual terms of the financial asset give rise on specified dates to cash flows that are only payments of principal and interest on the principal amount outstanding. These financial assets are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest rate method, with changes in carrying amount recognized in the consolidated statement of income in the line which most appropriately reflects the nature of the item or transaction. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period that are included in non-current assets. The Group’s financial assets measured at amortized costs are primarily presented as “trade accounts receivable”, “other accounts receivable”, and “due from related parties” in the consolidated statement of financial position (see Note 7).

Financial Assets Measured at FVOCIL

Financial assets are measured at FVOCIL when the objective of holding such financial assets is both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group’s investments in certain equity instruments have been designated to be measured at FVOCIL, as permitted by IFRS 9. In connection with this designation, any amounts presented in consolidated other comprehensive income are not subsequently transferred to consolidated income. Dividends from these equity instruments are recognized in consolidated income when the right to receive payment of the dividend is established, and such dividend is probable to be paid to the Group.

Financial Assets at FVIL

Financial assets at FVIL are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current.

Impairment of Financial Assets

The Group assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at FVOCIL. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade accounts receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the trade accounts receivables (see Note 7).

Offsetting of Financial Instruments

Financial assets are offset against financial liabilities and the net amount reported in the consolidated statement of financial position if, and only when the Group: (i) currently has a legally enforceable right to set off the recognized amounts; and (ii) intends either to settle on a net basis, or to realize the assets and settle the liability simultaneously.

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(j)  Property, Plant and Equipment, and Investment Property

Property, plant and equipment are recorded at acquisition cost.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to income or loss during the financial period in which they are incurred.

The costs of dismantling items of property, plant and equipment are recognized at the fair value of related dismantling obligations. These dismantling obligations are primarily related to the use of the Group’s Cable segment networks during a particular period and presented as part of other long-term liabilities in the Group’s consolidated statements of financial position. As of December 31, 2023 and 2022, the present value of the Group’s dismantling obligations amounted to Ps.1,133,379 and Ps.1,129,184, respectively.

Depreciation of property, plant and equipment is based upon the carrying amount of the assets in use and is computed using the straight-line method over the estimated useful lives of the asset, as follows:

Estimated Useful Lives

Buildings	20-50 years
Technical equipment	3-30 years
Satellite transponders	15 years
Furniture and fixtures	10-15 years
Transportation equipment	4-8 years
Computer equipment	3-6 years
Leasehold improvements	5-30 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is higher than its estimated recoverable amount.

Gains and losses on disposals of assets are determined by comparing the proceeds with the carrying amount and are recognized within other income or expense in the consolidated statement of income.

If significant parts of an item of property, plant and equipment have different useful lives, then they are classified as separate items (major components) of property, plant and equipment.

Investment Property

Beginning on February 1, 2022, the Group has investment property. Investment property is property of the Group (land or a building or part of a building or both) held by a lessee as a right-of-use asset, to earn rentals rather than for use in the production or supply of goods or services or for administrative purposes, or sale in the ordinary course of business.

Depreciation of investment property is based upon the carrying amount of the assets in use and is computed using the straight-line method over the estimated useful lives of the asset, as follows:

Estimated Useful Lives

Buildings	20-65 years

The Group’s investment property is measured at cost less any accumulated depreciation and any accumulated impairment losses.

(k)  Lease Agreements

As a lessee, the Group recognizes a right-of-use asset representing its right to use the underlying asset in a lease agreement, and a lease liability representing its obligation to make lease payments.

Right-of-use assets are measured at cost comprising the following: the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs and restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight–line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

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Payments associated with short-term leases of equipment and vehicles and mostly leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

The Group recognizes a depreciation of rights-of-use assets for long-term lease agreements, and a finance expense for interest from related lease liabilities.

The Group leases its investment property consisting of certain owned building and land property (see Note 11). These lease agreements are classified as operating leases from a lessor perspective.

(l)  Intangible Assets and Goodwill

Intangible assets and goodwill are recognized at acquisition cost. Intangible assets and goodwill acquired through business combinations are recorded at fair value at the date of acquisition. Intangible assets with indefinite useful lives, which include, trademarks, concessions, and goodwill, are not amortized, and subsequently recognized at cost less accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, as follows:

Estimated Useful Lives
Trademarks with finite useful lives	4 years
Licenses	3-10 years
Subscriber lists	4-5 years
Payments for renewal of concessions	20 years
Other intangible assets	3-20 years

Trademarks

The Group determines its acquired trademarks to have an indefinite life when they are expected to generate net cash inflows for the Group indefinitely. Additionally, the Group considers that there are no legal, regulatory or contractual provisions that limit the useful lives of trademarks. The Group has not capitalized any amounts associated with internally developed trademarks.
Concessions

The Group defined concessions to have an indefinite useful life due to the fact that the Group has a history of renewing its concessions upon expiration, has maintained the concessions granted by the Mexican government, and has no foreseeable limit to the period over which the assets are expected to generate net cash inflows. In addition, the Group is committed to continue to invest for the long term to extend the period over which the broadcasting and telecommunications concessions are expected to continue to provide economic benefits. These concessions are not amortized, but instead are subject to impairment testing at least annually. The useful life of concessions that is not being amortized is reviewed in each annual reporting period to determine whether events and circumstances continue to support an indefinite useful life for these concessions. Historically, the Group has renewed its telecommunications’ concessions upon expiration and generally all condition necessary to obtain renewal have been satisfied and the cost to renew these concessions has not been significant.

Any fees paid by the Group to regulatory authorities for concessions renewed are determined to have finite useful lives and are amortized on a straight-line basis over the fixed term of the related concession.

Goodwill

Goodwill arises on the acquisition of a business and represents the excess of the consideration transferred over the Group’s interest in net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of the non-controlling interest in the acquiree.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash generating units (“CGUs”), or groups of CGUs, that are expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying amount of goodwill is compared to the recoverable amount, which is the higher of the value in use and the fair value less costs to sell. Any impairment of goodwill is recognized as an expense in the consolidated statement of income and is not subject to be reversed in subsequent periods.

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(m)  Impairment of Long-lived Assets

The Group reviews for impairment the carrying amounts of its long-lived assets, tangible and intangible (see Note 13), whenever events or changes in business circumstances indicate that these carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. To determine whether an impairment exists, the carrying amount of the reporting unit is compared with its recoverable amount. Fair value estimates are based on quoted market values in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including discounted value of estimated future cash flows, market multiples or third-party appraisal valuations. Any impairment of long-lived assets other than goodwill may be subsequently reversed under certain circumstances.

(n)  Trade Accounts Payable and Accrued Expenses

Trade accounts payable and accrued expenses are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade accounts payable and accrued expenses are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade accounts payable and accrued expenses are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Trade accounts payable and accrued expenses are presented as a single item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2023 and 2022.

(o)  Debt

Debt is recognized initially at fair value, net of transaction costs incurred. Debt is subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of income over the period in which the debt is outstanding using the effective interest method.

Fees paid on the establishment of debt facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates. The fee is deducted from the amount of the financial liability when it is initially recognized, or recognized in the consolidated statement of income when the issue is no longer expected to be completed.

Current portion of long-term debt and interest payable are presented as a separate line item in the consolidated statements of financial position as of December 31, 2023 and 2022.

Debt early redemption costs are recognized as finance expense in the consolidated statement of income.

(p)  Customer Advances

Customer advance agreements are contract liabilities presented by the Group in the consolidated statement of financial position. The Group recognizes a contract liability when a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional, before the Group transfers services or goods to the customer. A contract liability is a Group’s obligation to transfer services or goods to a customer for which the Group has received consideration, or an amount of consideration is due, from the customer. In addition, the Group recognizes contract assets upon the approval of non-cancellable contracts that generate an unconditional right to receive cash consideration prior to services being rendered. The Company’s management has consistently recognized that an amount of consideration is due, for legal, finance and accounting purposes, when a short-term non-interest bearing note is received from a customer in connection with an advance agreement entered into with the customer for services or goods to be provided by the Group in the short term.

(q)  Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provisions due to passage of time is recognized as interest expense.

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(r)  Equity

The capital stock and other equity accounts include the effect of restatement through December 31, 1997, determined by applying the change in the Mexican National Consumer Price Index between the dates capital was contributed or net results were generated and December 31, 1997, the date through which the Mexican economy was considered hyperinflationary under the guidelines of IFRS Accounting Standards. The restatement represented the amount required to maintain the contributions and accumulated results in Mexican Pesos in purchasing power as of December 31, 1997.

Where any company in the Group purchases shares of the Company’s capital stock (shares repurchased), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to stockholders of the Company until the shares are cancelled, reissued, or sold. Where such shares repurchased are subsequently reissued or sold, any consideration received, net of any directly attributable incremental transaction costs, is included in equity attributable to stockholders of the Company.

(s)  Revenue Recognition and Contract Costs

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided. The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities, as described below. The Group bases its estimate of return on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

The Group derives the majority of its revenues from telecommunications-related business activities, primarily from its Cable and Sky segment operations (see Notes 3 and 26). Revenues are recognized when the service is provided, and collection is probable. A summary of revenue recognition policies by significant activity is as follows:

•	Cable television, internet and telephone subscription, and pay-per-view and installation fees are recognized in the period in which the services are rendered.

•
Revenues from other telecommunications and data services are recognized in the period in which these services are provided. Other telecommunications services include long distance and local telephony, as well as leasing and maintenance of telecommunications facilities.

•
In respect of revenues from multiple products or services, the Group evaluates whether it has fair value evidence for each deliverable in the transaction. The Group sells cable television, internet, and telephone subscription to subscribers in a bundled package at a rate lower than if the subscriber purchases each product on an individual basis. Subscription revenues received from such subscribers are allocated to each product in a pro-rata manner based on the fair value of each of the respective services.

•	Sky program service revenues, including advances from customers for future direct-to-home (“DTH”) program services, are recognized at the time the service is provided.

•
Revenues from magazine subscriptions are initially deferred and recognized proportionately as products are delivered to subscribers. Revenues from the sales of magazines are recognized on the date of circulation of delivered merchandise, net of a provision for estimated returns (see Notes 3 and 26).

•	Revenues from publishing distribution are recognized upon distribution of the products (see Notes 3 and 26).

•
Revenues from attendance to soccer games, including revenues from advance ticket sales for soccer games and other promotional events, are recognized on the date of the relevant event (see Notes 3 and 26).

•
Gaming revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons and are recognized at the time of such net win (see Notes 3 and 26).

Contract Costs

Incremental costs for obtaining contracts with customers in the Cable and Sky segments, primarily commissions, are recognized as contract costs (assets) in the Group’s consolidated statement of financial position and amortized in the expected life of contracts with customers.

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The Group has recognized assets from incremental costs of obtaining contracts with customers, primarily commissions, which were classified as current and non-current assets in its consolidated financial statements as of December 31, 2023 and 2022, as follows:

	Cable		Sky		Total
Contract costs:
At January 1, 2023	Ps.	3,297,436	Ps.	2,020,790	Ps.	5,318,226
Additions		1,758,769		408,555		2,167,324
Amount recognized in income		(1,240,670)		(914,694)		(2,155,364)
Total contract costs at December 31, 2023		3,815,535		1,514,651		5,330,186
Less:
Current Contract Costs		1,295,696		715,816		2,011,512
Total non-current contract costs	Ps.	2,519,839	Ps.	798,835	Ps.	3,318,674

	Cable		Sky		Total
Contract costs:
At January 1, 2022	Ps.	2,498,124	Ps.	2,500,190	Ps.	4,998,314
Additions		1,764,989		580,042		2,345,031
Amount recognized in income		(965,677)		(1,059,442)		(2,025,119)
Total contract costs at December 31, 2022		3,297,436		2,020,790		5,318,226
Less:
Current Contract Costs		1,077,417		840,870		1,918,287
Total non-current contract costs	Ps.	2,220,019	Ps.	1,179,920	Ps.	3,399,939

Amortization of contract costs is based upon the carrying amount of the assets in use and is computed using the straight-line method over estimated useful lives that range between 1.5 and 5 years.

(t)  Interest Income

Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognized using the original effective interest rate.

(u)  Employee Benefits

Pension and Seniority Premium Obligations

Plans exist for pensions and seniority premiums (post-employment benefits), for most of the Group’s employees funded through irrevocable trusts. Increases or decreases in the consolidated liability or asset for post-employment benefits are based upon actuarial calculations. Contributions to the trusts are determined in accordance with actuarial estimates of funding requirements. Payments of post-employment benefits are made by the trust administrators. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Remeasurement of post-employment benefit obligations related to experience adjustments and changes in actuarial assumptions of post- employment benefits are recognized in the period in which they are incurred as part of other comprehensive income or loss in consolidated equity.

Profit Sharing

The employees’ profit sharing required to be paid under certain circumstances in Mexico, is recognized as a direct benefit to employees in the consolidated statements of income in the period in which it is incurred. The profit sharing is paid to employees on a yearly basis and calculated by the Mexican companies in the Group at the statutory rate of 10% on their respective adjusted income in accordance with the Federal Labor Law. Beginning in 2021, there is a cap on the payment of profit sharing of up to three months of salary per employee (see Note 24).

Termination Benefits

Termination benefits, which mainly represent severance payments by law, are recorded in the consolidated statement of income. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring plan that involves the payment of termination benefits.

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(v)  Income Taxes

The income tax expense for the period comprises current and deferred income tax. Income tax is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the income tax is recognized in other comprehensive income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements of the consolidated companies in the Group. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction (other than in a business combination) that at the time of the transaction affects neither accounting nor taxable income or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is recovered or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and tax loss carryforwards can be utilized. For this purpose, the Group takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, and future reversals of existing temporary differences.

Deferred income tax liabilities are provided on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences associated with investments in subsidiaries, joint ventures and associates, to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefit of the temporary difference and it is expected to reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

(w)  Derivative Financial Instruments

The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated statements of financial position and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative’s gain or loss is initially reported as a component of other comprehensive income or loss and subsequently reclassified into income when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. When a hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income remains in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to income or loss. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income in the period of change. During the years ended December 31, 2023, 2022 and 2021, certain derivative financial instruments qualified for hedge accounting (see Note 15).

(x)  Comprehensive Income

Comprehensive income for the period includes the net income for the period presented in the consolidated statement of income plus other comprehensive income for the period reflected in the consolidated statement of comprehensive income.

(y)  Share-based Payment Agreements

Key officers and employees of certain subsidiaries of the Company have entered into agreements for the conditional sale of Company’s shares under the Company’s Long-Term Retention Plan (“LTRP”). The share-based compensation expense is measured at fair value at the date the equity benefits are conditionally sold to these officers and employees and recognized as a charge to consolidated income (administrative expense) over the vesting period. The Group recognized a share-based compensation expense of Ps.748,500, Ps.968,628 and Ps.903,764 for the years ended December 31, 2023, 2022 and 2021, respectively, of which Ps.748,500, Ps.968,628 and Ps.1,066,863 was credited in consolidated stockholders’ equity for each of those years, respectively (see Note 17).

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(z)  New and Amended IFRS Accounting Standards

The Group adopted some amendments and improvements to certain IFRS Accounting Standards that became effective in 2023, 2022 and 2021, which did not have any significant impact on the Group’s consolidated financial statements.

Below is a list of the new and amended IFRS Accounting Standards that have been issued by the IASB and are effective for annual reporting periods beginning on January 1, 2023, 2024, and 2025.

New or Amended IFRS Accounting Standard	Title of the IFRS Accounting Standard	Effective for Annual Reporting Periods Beginning On or After

Amendments to IAS 12 (1)	International Tax Reform – Pillar Two Model Rules	January 1, 2023
Amendments to IFRS 16 (1)	Lease Liability in a Sale and Leaseback	January 1, 2024
Amendments to IAS 1 (1)	Non-current Liabilities with Covenants	January 1, 2024
Amendments to IAS 7 and IFRS 7 (1)	Supplier Finance Arrangements	January 1, 2024
Amendments to IAS 21 (1)	Lack of Exchangeability	January 1, 2025
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed

(1) This new or amended IFRS Accounting Standard is not expected to have a significant impact on the Group’s consolidated financial statements.

Amendments to IAS 12 International Tax Reform – Pillar Two Model Rules, were issued by the IASB in May 2023, to give companies temporary relief from accounting for deferred taxes arising from the Organization for Economic Co-operation and Development’s (“OECD”) international tax reform. The OECD published the Pillar Two Model Rules in December 2021 to ensure that large multinational companies would be subject to a minimum 15% tax rate. More than 135 countries and jurisdictions representing more than 90% of global GDP have agreed to the Pillar Two Model Rules. These amendments introduce (i) a temporary exception to the accounting for deferred taxes arising from jurisdictions implementing the global tax rules. This will help to ensure consistency in the financial statements while easing into the implementation of the rules; and (ii) targeted disclosure requirements to help investors better understand a company’s exposure to income taxes arising from the reform, particularly before legislation implementing the rules is in effect. Companies can benefit from the temporary exception immediately but are required to provide the disclosures to investors for annual reporting periods beginning on or after January 1, 2023. As permitted by these amendments, beginning in the year ended December 31, 2023, the Group applied the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes arising from Pilar Two Model Rules, and provided the required disclosures to help users of financial statements understand the Group’s exposure to Pilar Two Model Rules (see Note 24).

Amendments to IFRS 16 Lease Liability in a Sale and Leaseback, were issued by the IASB in September 2022, and add to requirements in IFRS 16 Leases (“IFRS 16”) explaining how a company accounts for a sale and leaseback after the date of the transaction. A sale and leaseback is a transaction for which a company sells an asset and leases the same asset back for a period of time from the new owner. IFRS 16 includes requirements on how to account for a sale and leaseback at the date the transaction takes place. However, IFRS 16 had not specified how to measure the transaction when reporting after that date. The amendments issued add to the sale and leaseback requirements in IFRS 16, thereby supporting the consistent application of the IFRS Standard. These amendments will not change the accounting for leases other than those arising in a sale and leaseback transaction. These amendments to IFRS 16 are effective for annual reporting periods beginning on or after January 1, 2024, with early application permitted.

Amendments to IAS 1 Non-current Liabilities with Covenants, were issued by the IASB in October 2022, to improve the information companies provide about long-term with covenants. IAS 1 Presentation of Financial Statements requires a company to classify debt as non-current only if the company can avoid settling the debt in the 12 months after the reporting date. However, a company’s ability to do so is often subject to complying with covenants. For example, a company might have long-term debt that could become repayable within 12 months if the company fails to comply with covenants in that 12-month period. The amendments to IAS 1 specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, the amendments require a company to disclose information about these covenants in the notes to the financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2024, with early adoption permitted.

Amendments to IAS 7 and IFRS 7 Supplier Finance Arrangements, were issued by the IASB in May 2023, to require an entity to provide additional disclosures about its supplier finance arrangements. The new requirements were developed by the IASB to provide users of financial statements with information to enable them: (a) to assess how supplier finance arrangements affect an entity’s liabilities and cash flows; and (b) to understand the effect of supplier finance arrangements on an entity’s exposure to liquidity risk and how the entity might be affected if the arrangements were no longer available to it. The amendments supplement requirements already in IFRS Standards and require a company to disclose: (i) the terms and conditions; (ii) the amount of the liabilities that are part of the arrangements, breaking out the amounts for which the suppliers have already received payment from the finance providers, and stating where the liabilities sit on the balance sheet; (iii) ranges of payment due dates; and (iv) liquidity risk information. The amendments, which affect IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures, will become effective for annual reporting periods beginning on or after January 1, 2024, with early application permitted.

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Amendments to IAS 21 Lack of Exchangeability, were issued by the IASB in August 2023, to require companies to provide more useful information in their financial statements when a currency cannot be exchanged into another currency. These amendments will require companies to apply a consistent approach in assessing whether a currency can be exchanged into another currency and, when it cannot, in determining the exchange rate to use and the disclosures to provide. The amendments, which affect IAS 21 The Effects of Changes in Foreign Exchange Rates, will become effective for annual reporting periods beginning on or after January 1, 2025, with early application permitted.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, were issued by the IASB in September 2014, and addressed and acknowledged an inconsistency between the requirements in IFRS 10 Consolidated Financial Statements and those in IAS 28 Investments in Associates and Joint Ventures, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015, the IASB decided to postpone the effective date of these amendments indefinitely. Entities are required to apply these amendments prospectively to the sale or contribution of assets occurring in annual periods beginning on or after a date to be determined by the IASB. Earlier application is permitted. If an entity applies these amendments earlier, it shall disclose that fact. These amendments became applicable to the Group’s consolidated financial statements in connection with the closing of the TelevisaUnivision Transaction in the first quarter of 2022 (see Note 3). As permitted, the Group has applied these amendments in 2022 and disclosed this fact in its consolidated financial statements.

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[813000] Notes - Interim financial reporting

Disclosure of interim financial reporting

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements
As of December 31, 2023 and 2022, and for the years ended December 31, 2023 and 2022
(In thousands of Mexican Pesos, except per CPO, per share, and exchange rate amounts, unless otherwise indicated)

1.	Corporate Information
Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”) its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores” or “BMV”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or “GDSs”, on the New York Stock Exchange, or “NYSE”, under the ticker symbol TV. The Company’s principal executive offices are located at Av. Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210 Mexico City, Mexico.
Grupo Televisa, S.A.B. together with its subsidiaries (collectively, the “Group”) is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home (“DTH”) satellite pay television system in Mexico. The Group’s cable business offers integrated services, including video, high-speed data, voice and mobile to residential and commercial customers, as well as managed services to domestic and international carriers. The Group owns a majority interest in Sky, a leading DTH satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. The Group holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and the Group’s cable and DTH systems. In addition, the Group is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the United States and over 50 countries through television networks, cable operators and over-the-top or OTT services. Through January 31, 2024, the Group also had interests in magazine publishing and distribution, professional sports and live entertainment, and gaming (see Notes 3 and 22).
2.	Basis of Preparation and Accounting Policies
These condensed consolidated financial statements of the Group, as of December 31, 2023 and 2022, and for the years ended December 31, 2023 and 2022, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34 Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.
These unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and notes thereto for the years ended December 31, 2023, 2022 and 2021, which have been prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”), and include, among other disclosures, the Group’s most significant accounting policies, which were applied on a consistent basis as of December 31, 2023.
These unaudited condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s audited consolidated financial statements for the years ended December 31, 2023, 2022 and 2021. There have been no significant changes in the Corporate Finance Department of the Company or in any risk management policies since the year end.
These consolidated financial statements were authorized for issuance on April 4, 2024, and on April 26, 2024, for the events disclosed in Note 22, by the Group’s Corporate Vice President of Finance.
The preparation of unaudited condensed consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, and income and expense. Actual results may differ from these estimates.

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In preparing these unaudited condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Group’s audited consolidated financial statements for the year ended December 31, 2022.

3.	Disposition of OCEN, TelevisaUnivision Transaction and Spun-off Businesses
In the second quarter of 2022, Live Nation Entertainment, Inc. paid to the Company a purchase price adjustment of Ps.35,950 in connection with the sale of the Group’s former 40% equity stake in OCESA Entretenimiento, S.A. de C.V. (“OCEN”) in December 2021 (see Note 15).

On April 13, 2021, the Company and Univision Holdings, Inc. (“UHI”) announced a transaction agreement (the “Transaction Agreement”) in which the Group’s content and media assets would be combined with Univision Holdings II, Inc. (“UH II,” the successor company of UHI), and the Group would continue to participate in UH II, with an equity stake of approximately 45% following the closing of the transaction. The Group would also retain ownership of its Cable, Sky and Other Businesses segments, as well as the main real estate associated with the production facilities, the broadcasting concessions and transmission infrastructure in Mexico. The Group would contribute to UH II the net assets specified in the Transaction Agreement, including, subject to certain exceptions, its Content business, for a total value of U.S.$4,500 million, comprised of U.S.$3,000 million in cash, U.S.$750 million in common stock of UH II and U.S.$750 million in preferred stock of UH II, with an annual dividend of 5.5%. In connection with this transaction, UH II would receive all assets, intellectual property and library related to the News division of the Group’s Content business but would outsource production of news content for Mexico to a company owned by the Azcárraga family. On January 31, 2022, the Group, TelevisaUnivision (formerly known as UH II) and other parties closed the TelevisaUnivision Transaction, and the Group recognized an income from disposition of discontinued operations in the aggregate amount of Ps.93,066,741 in its consolidated statement of income for the year ended December 31, 2022, comprising a consideration in cash received from TelevisaUnivision in the aggregate amount of U.S.$2,971.3 million (Ps.61,214,741), a consideration in common and preferred stock of TelevisaUnivision, in the aggregate amount of U.S.$1,500.0 million (Ps.30,912,000), and a cash consideration received from Tritón Comunicaciones, S.A. de C.V. (“Tritón”) a company of the Azcárraga family, in the amount of Ps.940,000, related to the rights for the production of news content for Mexico. Also, in connection with the TelevisaUnivision Transaction, the Group (i) began to present and disclose the results of operations of its disposed businesses as discontinued operations in its consolidated statements of income for any comparative prior period and for the month ended January 31, 2022; (ii) recognized a net gain (loss) on disposition of discontinued operations of Ps.56,065,530 and Ps.(1,943,647), for the years ended December 31, 2022 and 2021, respectively; and (iii) recognized as deferred revenue a prepayment made by TelevisaUnivision in the aggregate amount of U.S.$276.2 million (Ps.5,729,377), for the use of concession rights owned by the Group, which was classified as current and non-current liabilities in the Group’s consolidated statement of financial position (see Notes 5, 14 and 20).

On October 27, 2022, the Board of Directors of the Company approved a proposal to separate from the Group certain businesses that were part of its Other Businesses segment, including its fútbol operations, the Azteca Stadium, the gaming operations, and publishing and distribution of magazines, as well as certain related assets and liabilities (the “Spun-off Businesses”). On April 26, 2023, the Company’s stockholders approved this proposal. On January 31, 2024, this proposal was carried out through the Spin-off, creating a new con-trolling entity, Ollamani, S.A.B. (“Ollamani”), that holds the Spun-off Businesses, and has the same shareholding structure as the Company.  On February 12, 2024, the Group and Ollamani obtained all of the required corporate and regulatory authorizations for the Spin-off. As of December 31, 2023, the Group continued to present the Spun-off Businesses as part of the Group’s Other Businesses segment and their results of operations as part of the Group’s continuing operations, as the required regulatory approvals had not been obtained as of that date, and those approvals were considered substantive (see Note 23).

4.	Investments in Financial Instruments

At December 31, 2023 and 2022, the Group had the following investments in financial instruments:

		December 31, 2023		December 31, 2022
Equity instruments measured at fair value through other comprehensive income:
Open-Ended Fund (1)	Ps.	674,451	Ps.	773,209
Publicly traded equity instruments (2)		1,912,150		2,611,053
		2,586,601		3,384,262
Other		—		5,223
	Ps.	2,586,601	Ps.	3,389,485

(1)
The Group has an investment in an Open-Ended Fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments in securities, including without limitation stock, debt and other financial instruments, a principal portion of which are considered as Level 1 financial instruments, in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Shares may be redeemed on a quarterly basis at the Net Asset Value (“NAV”) per share as of such redemption date. The fair value of this fund is determined by using the NAV per share. The NAV per share is calculated by determining the value of the fund assets, all of which are measured at fair value, and subtracting all of the fund liabilities and dividing the result by the total number of issued shares.

(2)	The fair value of publicly traded equity instruments is determined by using quoted market prices at the measurement date.

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A roll-forward of investments in financial assets at fair value through other comprehensive income or loss for the years ended December 31, 2023 and 2022, is presented as follows:

		Open-Ended Fund (1)		Publicly Traded Equity Instruments		Total
At January 1, 2023	Ps.	773,209	Ps.	2,611,053	Ps.	3,384,262
Change in fair value in other comprehensive loss		(98,758)		(698,903)		(797,661)
At December 31, 2023	Ps.	674,451	Ps.	1,912,150	Ps.	2,586,601

		Open-Ended Fund (1)		Publicly Traded Equity Instruments		Other Equity Instruments		Total
At January 1, 2022	Ps.	945,176	Ps.	3,517,711	Ps.	1,607,969	Ps.	6,070,856
Disposition of investments		—		—		(1,607,969)		(1,607,969)
Change in fair value in other comprehensive loss		(171,967)		(906,658)		—		(1,078,625)
At December 31, 2022	Ps.	773,209	Ps.	2,611,053	Ps.	—	Ps.	3,384,262

(1)
The foreign exchange loss derived from the investment in the Open-Ended Fund for the years ended December 31, 2023 and 2022, respectively, was hedged by a foreign exchange gain derived from Senior Notes of the Company designated as hedging instruments for the years ended December 31, 2023 and 2022, respectively, in the amount of Ps.98,017 and Ps.114,046, respectively (see Notes 9 and 16).

5.	Investments in Associates and Joint Ventures

At December 31, 2023 and 2022, the Group had the following investments in associates and joint ventures accounted for by the equity method:

	Ownership as of December 31, 2023		December 31, 2023		December 31, 2022
Associates:
TelevisaUnivision and subsidiaries	43.7%	Ps.	42,326,344	Ps.	49,446,349
Other			50,277		51,864
Joint ventures:
Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. and subsidiaries (collectively, “GTAC”) (1)	33.3%		844,728		750,169
Periódico Digital Sendero, S.A.P.I. de C.V. and subsidiary (collectively, “PDS”) (2)	50.0%		206,289		202,567
		Ps.	43,427,638	Ps.	50,450,949

(1)
GTAC was granted a 20-year contract for the lease of a pair of dark fiber wires held by the Mexican Federal Electricity Commission and a concession to operate a public telecommunications network in Mexico with an expiration date in 2030. GTAC is a joint venture in which a subsidiary of the Company, a subsidiary of Grupo de Telecomunicaciones Mexicanas, S.A. de C.V., and a subsidiary of Megacable, S.A. de C.V., have an equal equity participation of 33.3%. A subsidiary of the Company entered into long-term loans to provide financing to GTAC for an aggregate principal amount of Ps.1,399,017, with an annual interest of the Mexican Interbank Interest Rate (“Tasa de Interés Interbancaria de Equilibrio” or “TIIE”) plus 200 basis points computed on a monthly basis and payable on an annual basis or at dates agreed by the parties. Under the terms of these long-term loans, principal amounts can be prepaid at dates agreed by the parties before their maturities between 2024 and 2032. During the years ended December 31, 2023, and 2022, GTAC paid principal and interest to the Group in connection with these long-term loans in the aggregate principal amount of Ps.178,914 and Ps.146,386, respectively. The net investment in GTAC as of December 31, 2023 and 2022, included amounts receivable in connection with these long-term loans to GTAC in the aggregate amount of Ps.948,549 and Ps.853,163, respectively. These amounts receivable are in substance a part of the Group’s net investment in this investee (see Note 9).

(2)
The Group accounts for its investment in PDS under the equity method, due to its 50% interest in this joint venture. As of December 31, 2023 and 2022, the Group’s investment in PDS included intangible assets and goodwill in the aggregate amount of Ps.$113,837.

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TelevisaUnivision

The Group accounts for its investment in common stock of TelevisaUnivision, the parent company of Univision Communications Inc. (“Univision”), under the equity method due to the Group’s ability to exercise significant influence, as defined under IFRS Accounting Standards, over TelevisaUnivision operations. The Group has the ability to exercise significant influence over the operating and financial policies of TelevisaUnivision because (i) it owned 9,290,999 shares of Class A Common Stock shares of TelevisaUnivision as of December 31, 2023 and 2022, and 750,000 Series B Preferred shares of TelevisaUnivision as of December 31, 2023 and 2022 representing 43.7% and 44.4% of the outstanding common and preferred shares of TelevisaUnivision on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options of TelevisaUnivision), respectively, and 44.4% and 45.1% of the outstanding voting common shares TelevisaUnivision, as of December 31, 2023 and 2022, respectively; and (ii) it has designated four members of the Board of Directors of TelevisaUnivision, one of which serves as the Chairman. The Chairman does not presently have a tie-breaking vote or other similar power in connection with any decisions of the Board. The governing documents of TelevisaUnivision provide for a 11-member Board of Directors; however, the Board of Directors currently consists of 10 members, and the Group has the right to appoint one additional member. Until January 31, 2022, the Group was also a party to a Program Licensing Agreement (“PLA”), as amended, with Univision, pursuant to which Univision had the right to broadcast certain Televisa content in the United States, and to another program license agreement pursuant to which the Group had the right to broadcast certain Univision content in Mexico.

On January 31, 2022, the Group increased its investment in shares of TelevisaUnivision in the aggregate fair value amount of U.S.$1,500 million (Ps.30,912,000) comprised 3,589,664 Class A Common Stock shares of TelevisaUnivision, in the amount of U.S.$750 million (Ps.15,456,000), and 750,000 Series B Cumulative Convertible Preferred Stock shares (“Series B Preferred Shares”) of TelevisaUnivision, with an annual preferred dividend of 5.5% payable on a quarterly basis, in the amount of U.S.$750 million (Ps.15,456,000). The Series B Preferred Shares are entitled or permitted to vote on any matter required or permitted to be voted upon by the stockholders of TelevisaUnivision. The investment in Series B Preferred Shares of TelevisaUnivision has been classified by the Group as investments in associates and joint ventures because this investment has in substance potential voting rights and gives access to the returns associated with an ownership in TelevisaUnivision. In connection with this investment, the Group received from TelevisaUnivision a preferred dividend in cash in the aggregate amount of U.S.$41.3 million (Ps.716,905) and U.S.$37.8 million (Ps.752,556) for the year ended December 31, 2023 and 2022,  respectively, which was accounted for in share of income of associates in the Group’s consolidated statement of income for those periods.

In conjunction with the TelevisaUnivision Transaction, and other observable indications that the value of the Group’s net investment in TelevisaUnivision increased significantly during 2022 (including internal valuations of the recoverable amount of TelevisaUnivision), in the second quarter of 2022, the Group’s management assessed whether there was any indication that the remaining impairment loss recognized by the Group in the first quarter of 2020 for its net investment in shares of TelevisaUnivision might no longer exist or might have decreased. As a result of this assessment, the Group’s management concluded that there had been a change in the estimates used to determine the recoverable amount of the Group’s net investment in TelevisaUnivision since the last impairment loss was recognized, and the carrying amount of such net investment was increased to an amount lower than its recoverable amount. The reversal of the remaining impairment loss amounted to U.S.$29.5 million (Ps.593,838) and was recognized in share of income of associates and joint ventures in the Group’s consolidated statement of income for the year ended December 31, 2022. The Group recognized a share in loss of TelevisaUnivision for the years ended December 31, 2023 and 2022, primarily in connection with a goodwill impairment adjustment recognized by TelevisaUnivision in the fourth quarter of 2023 and 2022.

In March and December 2023, the Group recognized a dilution loss resulting from a decrease in its share in TelevisaUnivision from 44.4% to 44.0%, and from 44.0% to 43.7%, respectively, on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options of TelevisaUnivision).

6.	Property, Plant and Equipment, Net, and Investment Property, Net

Property, plant and equipment as of December 31, 2023 and 2022, consisted of:
		December 31, 2023		December 31, 2022
Buildings	Ps.	7,122,203	Ps.	7,212,219
Building improvements		170,058		182,982
Technical equipment		197,794,121		186,550,056
Satellite transponders		6,026,094		6,026,094
Furniture and fixtures		1,261,892		1,214,427
Transportation equipment		2,963,827		3,026,747
Computer equipment		9,682,066		9,241,759
Leasehold improvements		3,874,655		3,549,060
		228,894,916		217,003,344
Accumulated depreciation		(164,324,018)		(150,402,108)
		64,570,898		66,601,236
Land		4,327,186		4,064,386
Construction and projects in progress		8,950,492		11,570,777
	Ps.	77,848,576	Ps.	82,236,399

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As of December 31, 2023, technical equipment included Ps.1,138,606, net of related accumulated depreciation of Ps.624,549, in connection with costs of dismantling certain equipment of the cable networks in the Group’s Cable segment.

Depreciation charged to income for the years ended December 31, 2023 and 2022, was Ps.17,634,233 and Ps.17,579,713, respectively, which included Ps.73,473, corresponding to the depreciation of discontinued operations in December 2022.

During the years ended December 31, 2023 and 2022, the Group invested Ps.14,708,016 and Ps.17,315,387, respectively, in property, plant and equipment as capital expenditures.

Investment Property, Net

Beginning in the first quarter of 2022, in connection with the TelevisaUnivision Transaction, the Group leases some of its buildings and land to TelevisaUnivision under operating lease agreements. As of December 31, 2023 and 2022, buildings, and land subject to these operating leases, were as follows:

		December 31, 2023		December 31, 2022
Buildings	Ps.	2,151,338	Ps.	2,151,338
Building improvements		226,068		225,801
		2,377,406		2,377,139
Accumulated depreciation		(1,077,232)		(993,973)
		1,300,174		1,383,166
Land		1,489,999		1,489,999
	Ps.	2,790,173	Ps.	2,873,165

Depreciation charged to income for the years ended December 31, 2023, and 2022 was Ps. 83,260 and Ps.83,709.

7.	Right-of-use Assets, Net

Right-of-use assets, net, as of December 31, 2023 and 2022, consisted of:

		December 31, 2023		December 31, 2022
Buildings	Ps.	6,265,727	Ps.	5,939,460
Satellite transponders		4,275,619		4,275,619
Technical equipment		2,230,176		2,098,782
Computer equipment		142,203		118,648
Others		539,945		531,005
		13,453,670		12,963,514
Accumulated depreciation		(7,367,809)		(6,293,216)
	Ps.	6,085,861	Ps.	6,670,298

Depreciation charged to income for the years ended December 31, 2023 and 2022, was Ps.1,204,089 and Ps.1,157,014, respectively, which included Ps.16,978, corresponding to depreciation of discontinued operations for the year ended December 31, 2022.

8.	Intangible Assets and Goodwill, Net

The balances of intangible assets and goodwill, net, as of December 31, 2023 and 2022, were as follows:

		December 31, 2023						December 31, 2022
		Cost		Accumulated Amortization		Carrying Amount		Cost		Accumulated Amortization		Carrying Amount
Intangible assets and goodwill with indefinite useful lives:
Trademarks	Ps.	32,828	Ps.	—	Ps.	32,828	Ps.	32,828	Ps.	—	Ps.	32,828
Concessions		15,166,067		—		15,166,067		15,166,067		—		15,166,067
Goodwill		13,904,998		—		13,904,998		13,904,998		—		13,904,998
Intangible assets with finite useful lives:
Trademarks		2,236,012		(2,187,698)		48,314		2,227,096		(2,115,570)		111,526
Licenses and software		16,990,167		(12,594,645)		4,395,522		15,111,644		(10,952,399)		4,159,245
Subscriber lists		8,779,649		(8,177,490)		602,159		8,791,701		(7,874,480)		917,221
Payments for concessions		5,824,365		(575,335)		5,249,030		5,824,365		(287,668)		5,536,697
Other intangible assets		3,680,220		(2,689,296)		990,924		6,252,593		(4,957,588)		1,295,005
	Ps.	66,614,306	Ps.	(26,224,464)	Ps.	40,389,842	Ps.	67,311,292	Ps.	(26,187,705)	Ps.	41,123,587

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Amortization charged to income for the years ended December 31, 2023 and 2022, was Ps.2,547,570 and Ps.2,418,870, respectively, which included Ps.31,423, corresponding to the amortization of discontinued operations for the year ended December 31, 2022. Additional amortization charged to income for the years ended December 31, 2023 and 2022, was Ps.422,065 and Ps.353,232, respectively, primarily in connection with amortization of soccer player rights.

Payments for concessions include a renewal for 23 concessions for the use of spectrum that comprise the Group´s 225 TV stations, for a term of 20 years, starting in January 2022 and ending in January 2042. In November 2018, the Group paid for the broadcasting concessions for the use of spectrum an aggregate amount of Ps.5,753,349 in cash and recognized this payment as an intangible asset in its consolidated statement of financial position. This amount is being amortized over a period of 20 years beginning on January 1, 2022, by using the straight-line method. These broadcasting concessions became part of the Group’s Other Businesses segment after the TelevisaUnivision Transaction closed on January 31, 2022 (see Note 3).

As of December 31, 2023, there was no evidence of significant impairment indicators in connection with the Group’s intangible assets in the Cable, Sky and Other Businesses segments.

9.	Debt and Lease Liabilities

As of December 31, 2023 and 2022, debt and lease liabilities were as follows:

						December 31, 2023		December 31, 2022
		Principal		Finance Costs		Principal, Net		Principal, Net
U.S. dollar Senior Notes:
6.625% Senior Notes due 2025 (1)	Ps.	3,715,634	Ps.	(61,080)	Ps.	3,654,554	Ps.	5,142,689
4.625% Senior Notes due 2026 (1)		3,512,139		(7,218)		3,504,921		5,828,311
8.5% Senior Notes due 2032 (1)		5,079,750		(37,153)		5,042,597		5,826,463
6.625% Senior Notes due 2040 (1)		10,159,500		(146,908)		10,012,592		11,577,854
5% Senior Notes due 2045 (1)		13,387,004		(471,739)		12,915,265		16,997,261
6.125% Senior Notes due 2046 (1)		14,893,353		(130,002)		14,763,351		17,418,690
5.250% Senior Notes due 2049 (1)		11,191,163		(319,790)		10,871,373		13,402,350
Total U.S. dollar debt	Ps.	61,938,543	Ps.	(1,173,890)	Ps.	60,764,653	Ps.	76,193,618
Mexican peso debt:
8.79% Notes due 2027 (2)		4,500,000		(11,628)		4,488,372		4,488,597
8.49% Senior Notes due 2037 (1)		4,500,000		(16,245)		4,483,755		4,489,547
7.25% Senior Notes due 2043 (1)		6,225,690		(64,543)		6,161,147		6,451,645
Bank loans (3)		10,000,000		(12,068)		9,987,932		9,967,243
Bank loans (Sky) (4)		2,650,000		—		2,650,000		3,650,000
Total Mexican peso debt	Ps.	27,875,690	Ps.	(104,484)	Ps.	27,771,206	Ps.	29,047,032
Total debt (5)		89,814,233		(1,278,374)		88,535,859		105,240,650
Less: Current portion of long-term debt		10,000,000		(12,068)		9,987,932		1,000,000
Long-term debt, net of current portion	Ps.	79,814,233	Ps.	(1,266,306)	Ps.	78,547,927	Ps.	104,240,650

		December 31, 2023		December 31, 2022
Lease liabilities:
Satellite transponder lease agreement (6)	Ps.	1,994,437	Ps.	2,807,184
Telecommunications network lease agreement (7)		573,761		608,250
Other lease liabilities (8)		4,723,352		4,953,638
Total lease liabilities		7,291,550		8,369,072
Less: Current portion		1,280,932		1,373,233
Lease liabilities, net of current portion	Ps.	6,010,618	Ps.	6,995,839

(1)	The Senior Notes due between 2025 and 2049, in the aggregate outstanding principal amount of U.S.$3,658 million and U.S.$3,958 million as of December 31, 2023 and 2022, respectively, and Ps.10,725,690 and Ps.11,000,000 as of December 31, 2023 and 2022, respectively, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest rate on the Senior Notes due 2025, 2026, 2032, 2037, 2040, 2043, 2045, 2046 and 2049, including additional amounts payable in respect of certain Mexican withholding taxes, is 6.97%, 4.86%, 8.94%, 8.93%, 6.97%, 7.62%, 5.26%, 6.44% and 5.52% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except: (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, in whole or in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2025, 2026, 2037, 2040, 2043, 2046 and 2049, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2026, 2032, 2040, 2043, 2045, 2046 and 2049 were priced at 99.385%, 99.431%, 98.319%, 99.733%, 96.534%, 99.677% and 98.588%, respectively, for a yield to maturity of 4.70%, 8.553%, 6.755%, 7.27%, 5.227%, 6.147% and 5.345%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The terms of these Senior Notes contain covenants that limit the ability of the Company and certain restricted subsidiaries, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations, and similar transactions. The Senior Notes due 2025, 2026, 2032, 2037, 2040, 2045, 2046 and 2049, are registered with the U.S. Securities and Exchange Commission (“SEC”). The Senior Notes due 2043 are registered with both the SEC and the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores” or “CNBV”). In March 2022, the Company completed a partial redemption of U.S.$200 million aggregate principal amount of its 6.625% Senior Notes due 2025, in the aggregate amount of U.S.$221.3 million, including U.S.$220.9 million of the applicable redemption price and U.S.$0.4 million of accrued and unpaid interest on the redemption date. In August 2022, the Company concluded a tender offer to purchase in cash a principal amount of U.S.$133.6 million of its 6.625% Senior Notes due 2025, U.S.$110.6 million of its 5.000% Senior Notes due 2045, and U.S.$47.8 million of its 5.250% Senior Notes due 2049, for an aggregate principal amount of U.S.$292.0 million. The aggregate tender consideration paid amounted to U.S.$294.8 million plus U.S.$5.5 million of accrued and unpaid interest on the settlement date. In the first, second and third quarter of 2023, the Company repurchased a portion of its outstanding Senior Notes due 2043 in the aggregate principal amount of Ps.274,310 and recognized a gain on extinguishment of debt in the amount of Ps.98,692, which was recognized in finance expense, net, in the Group’s consolidated statement of income for the year ended December 31, 2023. In August 2023, the Company concluded tender offers to purchase for cash a portion of its Senior Notes due 2025, 2026, 2045, 2046 and 2049, in the principal amount of U.S.$47.0 million, U.S.$92.6 million, U.S.$98.7 million, U.S.$20.4 million and U.S.$41.3 million, respectively, for an aggregate principal amount of U.S.$300.0 million. The Company paid for these tender offers cash in the aggregate amount of U.S.$274.9 million (Ps.4,718,251), plus related premiums of U.S.$6.2 million (Ps.106,505) and recognized a gain on extinguishment of debt in the amount of U.S.$18.9 million (Ps.324,512), which was recognized in finance expense, net, in the Group’s consolidated statement of income for the year ended December 31, 2023. In the second and third quarters of 2023, the Company repurchased a portion of its outstanding Senior Notes due 2043 in the aggregate principal amount of Ps.274,310, the Company paid for this repurchase an aggregate cash amount of Ps.174,785, plus related accrued interest of Ps.6,946, and recognized a gain on extinguishment of debt in the amount of Ps.92,579, which was recognized in finance expense, net, in the Group’s consolidated statement of income for the year ended December 31, 2023.

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(2)
In 2017, the Company issued Notes ("Certificados Bursátiles") due 2027, through the BMV in the aggregate principal amount of Ps.4,500,000, with interest payable semi-annually at an annual rate of 8.79%. The Company may, at its own option, redeem the Notes due 2027, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The terms of the Notes due 2027 contain covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company's Board of Directors, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations, and similar transactions.

(3)
In February and March 2022, the Company prepaid all of its outstanding long-term bank loans with original maturities between 2022 and 2023, in the aggregate principal amount of Ps.6,000,000 and paid related accrued interest in the aggregate amount of Ps.37,057. In July 2019, the Company entered into a credit agreement for a five-year term loan with a syndicate of banks in the aggregate principal amount of Ps.10,000,000. The funds from this loan were used for general corporate purposes, including the refinancing of the Company's indebtedness. This loan bears interest payable on a monthly basis at a floating rate based on a spread of 105 or 130 basis points over the 28-day TIIE rate depending on the Group's net leverage ratio. The credit agreement of this syndicated loan requires the maintenance of financial ratios related to indebtedness and interest expense.

(4)
In March 2016, Sky entered into long-term credit agreements with two Mexican banks in the aggregate principal amount of Ps.5,500,000, with maturities between 2021 and 2023, and interest payable on a monthly basis with an annual interest rate in the range of 7.0% and 7.13%. In 2020 and 2021, Sky prepaid a portion of these loans in the aggregate principal amount of Ps.4,500,000. In December 2021, Sky entered into long-term credit agreement with a Mexican Bank in the aggregate principal amount of Ps.2,650,000, with interest payable on a monthly basis and maturity in December 2026, which included a Ps.1,325,000 loan with an annual interest rate of 8.215% and a Ps.1,325,000 loan with an annual interest rate of 28-day TIIE plus 90 basis points. The funds from these loans were used for general corporate purposes, including the prepayment of Sky´s indebtedness. Under the terms of this credit agreement, Sky is required to: (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with a restrictive covenant on spin-offs, mergers and similar transactions. In March 2023, upon the maturity of loans with two Mexican banks, Sky repaid the remaining portions of these loans in the aggregate principal amount of Ps.1,000,000 with (i) available cash on hand in the amount of Ps.600,000 and (ii) funds from a revolving credit facility in the principal amount of Ps.400,000, plus interest payable on a monthly basis at the annual interest rate of TIIE plus 0.85% with a maturity in 2028.

(5)	Principal amount of total debt as of December 31, 2022, is presented net of unamortized finance costs in the aggregate amount of Ps.994,735.
(6)
In March 2010, Sky entered into a lease agreement with Intelsat Global Sales & Marketing Ltd. ("Intelsat") by which Sky is obligated to pay at an annual interest rate of 7.30%, a monthly fee through 2027 of U.S.$3.0 million for satellite signal reception and retransmission service from 24 KU-band transponders on satellite IS-21, which became operational in October 2012. The service term for IS-21 will end at the earlier of: (a) the end of 15 years; or (b) the date IS-21 is taken out of service (see Note 7).

(7)	Lease agreement entered into by a subsidiary of the Company and GTAC for the right to use certain capacity of a telecommunications network through 2030.
(8)
Lease liabilities recognized beginning on January 1, 2019, under IFRS 16 Leases, in the aggregate amount of Ps.4,723,352 and Ps.4,953,638, as of December 31, 2023 and 2022, respectively. These lease liabilities have terms which will expire at various dates between 2024 and 2051.

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As of December 31, 2023 and 2022, the outstanding principal amounts of Senior Notes of the Company that have been designated as hedging instruments of the Group’s investment in TelevisaUnivision, and Open-Ended Fund (hedged items), were as follows:

		December 31, 2023				December 31, 2022
Hedged items		Millions of U.S. Dollars		Thousands of Mexican Pesos		Millions of U.S. Dollars		Thousands of Mexican Pesos
Investment in shares of TelevisaUnivision (net investment hedge)	U.S.$	2,499.7	Ps.	42,326,344	U.S.$	2,538.8	Ps.	49,446,349
Open-Ended Fund (foreign currency fair value hedge)		39.8		674,451		39.7		773,209
Total	U.S.$	2,539.5	Ps.	43,000,795	U.S.$	2,578.5	Ps.	50,219,558

The foreign exchange gain or loss derived from the Company’s U.S. dollar denominated long-term debt designated as a hedge, for the years ended December 31, 2023 and 2022, is analyzed as follows (see Notes 4 and 16):

Foreign Exchange Gain or Loss Derived from Senior Notes Designated as Hedging Instruments		Years Ended December 31,
		2023		2022
Recognized in:
Comprehensive gain	Ps.	6,683,712	Ps.	3,375,804
Total foreign exchange gain derived from hedging Senior Notes	Ps.	6,683,712	Ps.	3,375,804
Offset against:
Foreign currency translation loss derived from the hedged net investment in shares of TelevisaUnivision	Ps.	(6,585,695)	Ps.	(3,261,758)
Foreign exchange loss derived from the hedged Open-Ended Fund		(98,017)		(114,046)
Total foreign currency translation and foreign exchange loss derived from hedged assets	Ps.	(6,683,712)	Ps.	(3,375,804)

The table below analyzes the Group’s debt and lease liabilities into relevant maturity groupings based on the remaining period at December 31, 2023, to the contracted maturity date:

		Less than 12 Months January 1, 2024 to December 31, 2024		12-36 Months January 1, 2025 to December 31, 2026		36-60 Months January 1, 2027 to December 31, 2028		Maturities Subsequent to December 31, 2028		Total
Debt (1)	Ps.	10,000,000	Ps.	9,877,773	Ps.	4,500,000	Ps.	65,436,460	Ps.	89,814,233
Lease liabilities		1,280,932		2,551,747		1,660,370		1,798,501		7,291,550
Total debt and lease liabilities	Ps.	11,280,932	Ps.	12,429,520	Ps.	6,160,370	Ps.	67,234,961	Ps.	97,105,783

(1)	The amounts of debt are disclosed on a principal amount basis.

Credit Facilities

In February 2022, the Company executed a revolving credit facility with a syndicate of banks for up to an amount equivalent to U.S.$650 million payable in Mexican pesos, which funds may be used for the repayment of existing indebtedness and other corporate purposes, with a maturity in February 2025. Under the terms of this credit facility, the Company is required to comply with certain restrictive covenants and financial coverage ratios. As of December 31, 2023, this credit facility remained unused.

In February 2023, Sky executed a revolving credit facility with a Mexican bank for up to an amount of Ps.1,000,000, which funds may be used for general corporate purposes, including the repayment of debt, with a maturity in 2028. In March 2023, Sky used funds of this revolving facility in the amount of Ps.400,000 to repay a portion of its debt, plus interest payable on a monthly basis at the annual rate of TIIE plus 0.85%. In December 2023, Sky prepaid all of its outstanding debt under this credit facility plus accrued interest in the aggregate amount of Ps.403,981. Under the terms of this revolving credit facility, Sky is required to comply with certain restrictive covenants and financial coverage ratios. As of December 31, 2023, the unused principal amount of this revolving credit facility amounted to Ps.1,000,000.

10.	Financial Instruments

The Group’s financial instruments presented in the consolidated statements of financial position included cash and cash equivalents, accounts receivable, a long-term loan receivable from GTAC, non-current investments in debt and equity securities, and in securities in the form of an open-ended fund, accounts payable, outstanding debt, lease liabilities, and derivative financial instruments. For cash and cash equivalents, accounts receivable, accounts payable, and the current portion of long-term debt and lease liabilities, the carrying amounts approximate fair value due to the short maturity of these instruments. The fair value of the Group’s long-term debt securities is based on quoted market prices.

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The fair value of long-term loans that the Group borrowed from leading Mexican banks (see Note 9) has been estimated using the borrowing rates currently available to the Group for bank loans with similar terms and average maturities. The fair value of non-current investments in financial instruments, and currency option and interest rate swap agreements were determined by using valuation techniques that maximize the use of observable market data.

The carrying amounts and estimated fair values of the Group’s non-derivative financial instruments as of December 31, 2023 and 2022, were as follows:

		December 31, 2023				December 31, 2022
		Carrying Amount		Fair Value		Carrying Amount		Fair Value
Assets: Cash and cash equivalents	Ps.	32,586,352	Ps.	32,586,352	Ps.	51,130,992	Ps.	51,130,992
Trade accounts receivable, net		8,131,458		8,131,458		8,457,302		8,457,302
Long-term loans and interest receivable from GTAC (see Note 5)		948,549		953,423		853,163		857,006
Open-Ended Fund (see Note 4)		674,451		674,451		773,209		773,209
Publicly traded equity instruments (see Note 4)		1,912,150		1,912,150		2,611,053		2,611,053
Liabilities:
Senior Notes due 2025, 2032 and 2040	Ps.	18,954,884	Ps.	20,432,901	Ps.	22,717,196	Ps.	24,313,064
Senior Notes due 2045		13,387,004		11,542,810		17,321,136		14,975,508
Senior Notes due 2037 and 2043		10,725,690		8,090,190		11,000,000		8,087,840
Senior Notes due 2026 and 2046		18,405,492		18,379,439		23,371,200		23,287,882
Senior Notes due 2049		11,191,163		10,035,228		13,675,853		12,199,681
Notes due 2027		4,500,000		4,233,150		4,500,000		4,238,640
Long-term loans payable to Mexican banks		12,650,000		12,789,686		13,650,000		13,775,125
Lease liabilities		7,291,550		7,334,492		8,369,072		8,497,104

The carrying amounts (based on estimated fair values), notional amounts, and maturity dates of the Group’s derivative financial instruments as of December 31, 2023 and 2022, were as follows:

December 31, 2023: Derivative Financial Instruments		Carrying Amount		Notional Amount (U.S. Dollars in Thousands	)	Maturity Date

Assets:
Derivatives recorded as accounting hedges (cash flow hedges):
Interest rate swaps	Ps.	251,738	Ps.	10,000,000		June 2024
Total assets	Ps.	251,738

December 31, 2022: Derivative Financial Instruments		Carrying Amount		Notional Amount (U.S. Dollars in Thousands	)	Maturity Date

Assets:
Derivatives recorded as accounting hedges (cash flow hedges):
Interest rate swaps	Ps.	11,237	Ps.	2,500,000		February 2023
Interest rate swaps		532,344	Ps.	10,000,000		June 2024
Total assets	Ps.	543,581

Liabilities:
Derivatives not recorded as accounting hedges:
TVI’s forwards	Ps.	7,650	U.S.$	27,963		January through June 2023
Empresas Cablevisión´s forwards		12,047	U.S.$	38,649		January through June 2023
Sky’s forwards		16,903	U.S.$	58,000		January through June 2023
Forwards		34,801	U.S.$	113,388		January through June 2023
Total liabilities	Ps.	71,401

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11.	Capital Stock and Long-Term Retention Plan

At December 31, 2023, shares of capital stock and CPOs consisted of (in millions):

	Authorized and Issued (1)	Repurchased by the Company (2)	Held by a Company´s Trust (3)	Outstanding
Series “A” Shares	119,301.6	(687.5)	(5,172.4)	113,441.7
Series “B” Shares	55,487.3	(605.0)	(4,536.9)	50,345.4
Series “D” Shares	84,525.2	(962.5)	(3,468.0)	80,094.7
Series “L” Shares	84,525.2	(962.5)	(3,468.0)	80,094.7
Total	343,839.3	(3,217.5)	(16,645.3)	323,976.5
Shares in the form of CPOs	282,555.0	(3,217.5)	(11,593.0)	267,744.5
Shares not in the form of CPOs	61,284.3	—	(5,052.3)	56,232.0
Total	343,839.3	(3,217.5)	(16,645.3)	323,976.5
CPOs	2,415.0	(27.5)	(99.1)	2,288.4

(1)	As of December 31, 2023, the authorized and issued capital stock amounted to Ps.4,722,776 (nominal Ps.2,366,461).
(2)
In connection with a share repurchase program that was approved by the Company’s stockholders and is exercised at the discretion of management. During the year ended December 31, 2023, the Company repurchased 8,154.9 million shares, in the form of 69.7 million CPOs, in the amount of Ps.1,197,082, in connection with a share repurchase program that was approved by the Company’s stockholders. In April 2023, the Company´s stockholders approved the cancellation in May 2023 of 8,294.7 million shares of the Company’s capital stock in the form of 70.9 million CPOs, which were repurchased by the Company in 2022 and 2023.

(3)	Primarily, in connection with the Company’s Long-Term Retention Plan (“LTRP”) described below.

A reconciliation of the number of shares and CPOs outstanding for the years ended December 31, 2023 and 2022, is presented as follows (in millions):

	Series “A” Shares	Series “B” Shares	Series “D” Shares	Series “L” Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2023	114,750.2	51,649.7	82,169.9	82,169.9	330,739.7	2,347.7
Acquired (1)	(1,742.5)	(1,533.4)	(2,439.5)	(2,439.5)	(8,154.9)	(69.7)
Forfeited (2)	(139.4)	(122.7)	(195.2)	(195.2)	(652.5)	(5.6)
Acquired (2)	(316.9)	(278.9)	(443.6)	(443.6)	(1,483.0)	(12.7)
Released (2)	890.3	630.7	1,003.1	1,003.1	3,527.2	28.7
As of December 31, 2023	113,441.7	50,345.4	80,094.7	80,094.7	323,976.5	2,288.4

	Series “A” Shares	Series “B” Shares	Series “D” Shares	Series “L” Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2022	114,085.0	51,463.5	81,873.7	81,873.7	329,295.9	2,339.2
Acquired (1)	(717.4)	(631.3)	(1,004.3)	(1,004.3)	(3,357.3)	(28.7)
Forfeited (2)	(155.5)	(136.9)	(217.8)	(217.8)	(728.0)	(6.2)
Acquired (2)	(598.0)	(526.3)	(837.3)	(837.3)	(2,798.9)	(23.9)
Released (2)	2,136.1	1,480.7	2,355.6	2,355.6	8,328.0	67.3
As of December 31, 2022	114,750.2	51,649.7	82,169.9	82,169.9	330,739.7	2,347.7

(1)	Repurchased or cancelled by the Company in connection with a share repurchase program.
(2)	Acquired, released, cancelled or forfeited by a Company’s trust in connection with the Company’s Long-Term Retention Plan described below.

Long-Term Retention Plan

During the year ended December 31, 2023, the trust for the LTRP increased the number of shares and CPOs held for the purposes of this Plan in the amount of (i) 1,483.0 million shares of the Company in the form of 12.7 million CPOs, which were acquired in the amount of Ps.172,976; and (ii) 652.5 million shares of the Company in the form of 5.6 million CPOs, in connection with forfeited rights under this Plan. Also, the trust for the LTRP released 3,353.5 million shares of the Company in the form of 28.7 million CPOs and 173.7 million Serie “A” Shares not in the form of CPOs.

During the year ended December 31, 2022, the trust for the LTRP increased the number of shares and CPOs held for the purposes of this Plan in the amount of (i) 2,798.9 million shares of the Company in the form of 23.9 million CPOs, which were acquired in the amount of Ps.980,410; and (ii) 728.0 million shares of the Company in the form of 6.2 million CPOs, in connection with forfeited rights under this Plan. Also, the trust for the LTRP released 7,874.4 million shares of the Company in the form of 67.3 million CPOs, and 453.6 million Series “A” Shares not in the form of CPOs.

In connection with the Company’s LTRP, the Group accrued in equity attributable to stockholders of the Company a share-based compensation expense of Ps.748,500 and Ps.968,628 for the years ended December 31, 2023 and 2022, respectively, which amount was reflected in consolidated operating income as administrative expense.

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Following the completion of the transaction with TelevisaUnivision, the Board of Directors of the Company approved: (i) to cancel certain sale contracts for 10.8 million CPOs, corresponding to unvested conditional to sales under the LTRP to certain officers and employees of the Company in 2019, 2020 and 2021; and (ii) to release 8.0 million CPOs under the corresponding grants to such individuals. The CPOs released under such grants were sold at Ps.1.60 per CPO. In connection with this approval, the Company cancelled 10.8 million CPOs under such contracts and recognized the release of 7.1 million CPOs in the first half of 2022.

In addition to the LTRP, the Company entered into conditional sale contracts with certain officers of the Group, primarily in February 2022, for 24.7 million CPOs, of which 23.9 million of CPOs and 0.8 million of CPOs were released as a share-based expense in the first quarter and second quarter of 2022, respectively.

12.	Retained Earnings

As of December 31, 2023 and 2022, the Company’s legal reserve amounted to Ps.2,139,007 and was classified into retained earnings in equity attributable to stockholders of the Company.

In April 2022, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A,” “B,” “D,” and “L” Shares, not in the form of a CPO unit, which was paid in cash in May 2022, in the aggregate amount of Ps.1,053,392.

In April 2023, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A,” “B,” “D,” and “L” Shares, not in the form of a CPO unit, which was paid in cash in May 2023, in the aggregate amount of Ps.1,027,354.

13.	Non-controlling Interests

In the years ended December 31, 2023 and 2022, the Group did not pay dividends to its non-controlling interests.

14.	Related Parties

The balances of receivables and payables between the Group and related parties as of December 31, 2023 and 2022, were as follows:

		December 31, 2023		December 31, 2022
Current receivables:
Televisa, S. de R.L. de C.V. (“Televisa”) (1) (2)	Ps.	1,044,105	Ps.	22,650
Televisa Producciones, S.A. de C.V. (1)		182,218		15,535
TelevisaUnivision		125,903		136,944
Tritón Comunicaciones, S.A. de C.V.		20,136		11,140
ECO Producciones, S.A. de C.V. (1)		11,188		10,792
Cadena de las Américas, S.A. de C.V. (1)		8,273		40,186
Other		58,415		73,977
	Ps.	1,450,238	Ps.	311,224

Non-current receivables:
Televisa (1) (3)	Ps.	4,630,459	Ps.	6,365,038

Current payables:
Televisa (1)	Ps.	497,452	Ps.	—
AT&T		29,384		40,183
TelevisaUnivision (2)		14,024		—
Desarrollo Vista Hermosa, S.A. de C.V. (1)		7,631		15,189
Other		30,532		32,952
	Ps.	579,023	Ps.	88,324

(1)	An indirect subsidiary of TelevisaUnivision.
(2)	Receivables from Televisa were related primarily to transmission rights as of December 31, 2023. Payables to Televisa were related primarily to programming services for our Cable and Sky segments.
(3)
In January 2022, Televisa, S. de R.L. de C.V. entered into a long-term credit agreement with the Company in the principal amount of Ps.5,738,832, with a fixed annual interest rate of 10.2%. Under the terms of this agreement, principal and interest are payable at maturity on April 30, 2026, and prepayments of principal can be made by debtor at any time without any penalty. As of December 31, 2023 and 2022, amounts receivable from Televisa, S. de R. L. de C.V. in connection with this long-term credit amounted to Ps.4,630,459 and Ps.6,365,038, respectively.

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Royalty revenue from TelevisaUnivision amounted to Ps.660,842, for the month ended January 31, 2022, and was classified as discontinued operations in the Group’s consolidated statement of income for the year ended December 31, 2022.

In connection with the TelevisaUnivision Transaction closed on January 31, 2022, the Group recognized as deferred revenue a prepayment made by TelevisaUnivision in the aggregate amount of U.S.$276.2 million (Ps.5,729,377), for the use of concession rights owned by the Group over a period ending in January 2042. The current and non-current portions of this deferred revenue amounted to Ps.287,667 and Ps.4,890,347, respectively, as of December 31, 2023, and Ps.287,667 and Ps.5,178,014, respectively, as of December 31, 2022 (see Note 3).
15. Other Expense, Net

Other (expense) income for the years ended December 31, 2023 and 2022, is analyzed as follows:

		Years Ended December 31,
		2023		2022
Dismissal severance expense (1)	Ps.	(1,034,797)	Ps.	(126,695)
Expense related to Hurricane “Otis” (2)		(329,721)		—
Legal and financial advisory and professional services (3)		(265,310)		(218,731)
Impairment adjustments (4)		(69,467)		—
Donations		(30,000)		(27,233)
Gain on disposition of property and equipment		54,362		76,579
Cancellation of a deferred compensation plan liability (5)		337,450		(129,810)
Interest income for recovery of Asset Tax from prior years		315,778		—
Gain on disposition of OCEN (6)		—		35,950
Lawsuit settlement agreement, net (7)		—		(425,762)
Other, net		154,886		137
	Ps.	(866,819)	Ps.	(815,565)

(1)	Includes severance expense in connection with the dismissals of personnel, primarily in the Group’s Cable segment, for the year ended December 31, 2023, as a part of a continued cost reduction plan.
(2)	In 2023, includes non-recurring expense related to damage caused by Hurricane “Otis”.
(3)	Includes primarily advisory and professional services in connection with certain litigation, financial advisory, and other matters (see Note 3).
(4)	In 2023, included impairment adjustments in connection with long-lived assets in the Group’s Other Business segment.
(5)
In 2022, included the service cost of a long-term deferred compensation plan for certain officers of the Group’s Cable segment, which payment became payable when certain financial targets (as defined in the plan) were met. In the fourth quarter of 2023, the Group recognized as other income a cancellation of the related deferred compensation plan liability.

(6)	In 2022, included a gain derived from a purchase price adjustment paid to the Company on disposal of OCEN (see Note 3).
(7)
In the fourth quarter 2022, the Company announced a settlement agreement for a class action lawsuit and recognized an expense of U.S.$21.5 million (Ps.425,762) resulting from a related provision for the amount to be paid by the Company, net of an expected insurance reimbursement (see Note 21).

16.    Finance Expense, Net
Finance (expense) income, net for the years ended December 31, 2023 and 2022, included:

		Years Ended December 31,
		2023		2022
Interest expense (1)	Ps.	(7,654,334)	Ps.	(9,455,578)
Other finance expense, net (2)		(134,847)		(110,739)
Foreign exchange loss, net (4)		(216,056)		(1,790,956)
Finance expense		(8,005,237)		(11,357,273)
Interest income (3)		3,307,454		2,151,109
Finance income		3,307,454		2,151,109
Finance expense, net	Ps.	(4,697,783)	Ps.	(9,206,164)

(1)
Interest expense for the years ended December 31, 2023 and 2022 included: (i) interest related to lease liabilities that were recognized beginning on January 1, 2019, in accordance with the guidelines of IFRS 16 Leases, in the aggregate amount of Ps.448,600, and Ps.450,454, respectively; (ii) interest related to satellite transponder lease agreement and other lease agreement that were recognized in the aggregate amount of Ps.202,864, and Ps.257,938, respectively; (iii) interest related to dismantling obligations incurred primarily in connection with the Group’s Cable segment networks, in the aggregate amount of Ps.61,762 and Ps.123,209, respectively; and (iv) amortization of finance costs in the aggregate amount of Ps.74,556 and Ps.292,189, respectively; and finance (income) or expense related to repurchase and prepayment of long-term debt in the aggregate amount of Ps.(423,204) and Ps.490,430, respectively (see Note 9).

(2)	Other finance expense, net, included a fair value net loss from derivative financial instruments.
(3)	This line item included primarily interest income from cash equivalents.

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(4)
Foreign exchange loss, net, for the years ended December 31, 2023 and 2022, included a foreign exchange net loss resulted primarily from the appreciation of the Mexican peso against the U.S. dollar on the Group’s U.S. dollar-denominated monetary asset position, excluding designated hedging long-term debt of the Group’s investments in TelevisaUnivision and Open-Ended Fund (see Note 9). The exchange rate of the Mexican peso against the U.S. dollar was of Ps.16.9325, Ps.19.4760, and Ps.20.5031 as of December 31, 2023, 2022, and 2021, respectively.

17.	Income Taxes

The effective income tax rate applicable to the consolidated income or loss before income taxes for the years ended December 31, 2023 and 2022, was 44% and (10)%, respectively. The negative effective income tax rate for the year ended December 31, 2023, resulted primarily from a non-cash net income tax expense in connection with income taxes from prior years, as well as write-offs of deferred income tax assets.

18.	(Loss) Earnings per CPO/Share

Basic (Loss) Earnings per CPO/Share

For the years ended December 31, 2023 and 2022, the weighted average for basic earnings per CPO/Share of outstanding total shares, CPOs and Series “A”, Series “B”, Series “D” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):
	Years Ended December 31,
	2023	2022
Total Shares	327,174,298	331,143,326
CPOs	2,316,161	2,353,417
Shares not in the form of CPO units:
Series “A” Shares	56,182,809	55,792,921
Series “B” Shares	187	187
Series “D” Shares	239	239
Series “L” Shares	239	239

Basic (loss) earnings per CPO and per each Series “A,” Series “B,” Series “D” and Series “L” Share (not in the form of a CPO unit) attributable to stockholders of the Company for the years ended December 31, 2023 and 2022, are presented as follows:

		Years Ended December 31,
		2023				2022
		Per CPO	Per Share (*	)		Per CPO		Per Share (*	)
Continuing operations	Ps.	(3.01)	Ps.	(0.03)	Ps.	(4.06)	Ps.	(0.03)
Discontinued operations		0.00		0.00		19.86		0.17
Basic (loss) earnings per CPO/Share attributable to stockholders of the Company	Ps.	(3.01)	Ps.	(0.03)	Ps.	15.80	Ps.	0.14

(*) Series “A”, “B”, “D” and “L” Shares, not in the form of CPO units.

Diluted (Loss) Earnings per CPO/Share
Diluted (loss) earnings per CPO and per Share attributable to stockholders of the Company are calculated in connection with CPOs and shares in the LTRP.

For the years ended December 31, 2023 and 2022, the weighted average for diluted earnings per CPO/Share of outstanding total shares, CPOs and Series “A,” Series “B,” Series “D,” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):

	Years Ended December 31,
	2023	2022
Total Shares	343,520,658	351,466,191
CPOs	2,412,277	2,480,187
Shares not in the form of CPO units:
Series “A” Shares	58,926,613	58,926,613
Series “B” Shares	2,357,208	2,357,208
Series “D” Shares	239	239
Series “L” Shares	239	239

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Diluted (loss) earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) attributable to stockholders of the Company for the years ended December 31, 2023 and 2022, are presented as follows:

		Years Ended December 31,
		2023				2022
		Per CPO	Per Share (*	)		Per CPO		Per Share (*	)

Continuing operations	Ps.	(3.01)	Ps.	(0.03)	Ps.	(4.06)	Ps.	(0.03)
Discontinued operations		0.00		0.00		19.86		0.17
Diluted (loss) earnings per CPO/Share attributable to stockholders of the Company	Ps.	(3.01)	Ps.	(0.03)	Ps.	15.80	Ps.	0.14

(*) Series “A”, “B”, “D” and “L” Shares not in the form of CPO units.

19.	Segment Information

The table below presents information by segment and a reconciliation to consolidated total for the years ended December 31, 2023 and 2022:

		Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
Year ended December 31, 2023:
Cable	Ps.	48,802,524	Ps.	182,916	Ps.	48,619,608	Ps.	18,727,413
Sky		17,585,216		3,325		17,581,891		5,731,417
Other Businesses		7,870,641		304,210		7,566,431		1,952,388
Segment totals		74,258,381		490,451		73,767,930		26,411,218
Reconciliation to consolidated amounts:
Corporate expenses		—		—		—		(1,259,949)
Intersegment operations		(490,451)		(490,451)		—		(159,894)
Depreciation and amortization		—		—		—		(21,469,152)
Consolidated revenues and operating income before other expense		73,767,930		—		73,767,930		3,522,223 (1)
Other expense, net		—		—		—		(866,819)
Consolidated revenues and operating income	Ps.	73,767,930	Ps.	—	Ps.	73,767,930	Ps.	2,655,404 (2)

		Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
Year ended December 31, 2022:
Cable	Ps.	48,411,776	Ps.	151,403	Ps.	48,260,373	Ps.	19,902,785
Sky		20,339,038		3,804		20,335,234		6,416,270
Other Businesses		7,338,790		407,788		6,931,002		1,691,041
Segment totals		76,089,604		562,995		75,526,609		28,010,096
Reconciliation to consolidated amounts:
Corporate expenses		—		—		—		(1,538,085)
Intersegment operations		(562,995)		(562,995)		—		(120,424)
Depreciation and amortization		—		—		—		(21,117,432)
Consolidated revenues and operating income before other expense		75,526,609		—		75,526,609		5,234,155 (1)
Other expense, net		—		—		—		(815,565)
Consolidated revenues and operating income	Ps.	75,526,609	Ps.	—	Ps.	75,526,609	Ps.	4,418,590 (2)

(1)	This amount represents operating income before other expense, net.
(2)	This amount represents consolidated operating income of continuing operations.

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Disaggregation of Total Revenues

The table below present total revenues for each reportable segment disaggregated by major service/product lines and primary geographical market for the years ended December 31, 2023 and 2022:

		Domestic		Export		Abroad		Total
Year ended December 31, 2023:
Cable:
Broadband Services	Ps.	21,440,699	Ps.	—	Ps.	—	Ps.	21,440,699
Digital TV Service		15,025,051		—		—		15,025,051
Telephony		4,374,783		—		—		4,374,783
Enterprise Operations		4,499,085		—		277,467		4,776,552
Advertising		2,162,410		—		—		2,162,410
Other Services		1,023,029		—		—		1,023,029
Sky:
DTH Broadcast Satellite TV		15,805,918		—		687,994		16,493,912
Advertising		1,039,106		—		—		1,039,106
Pay-Per-View		45,121		—		7,077		52,198
Other Businesses:
Gaming		2,966,724		—		—		2,966,724
Soccer, Sports and Show Business Promotion		2,531,876		165,686		—		2,697,562
Transmission Concessions and Facilities		1,685,931		—		—		1,685,931
Publishing – Magazines and Advertising		256,995		—		—		256,995
Publishing Distribution		263,429		—		—		263,429
Segment totals		73,120,157		165,686		972,538		74,258,381
Intersegment eliminations		(490,451)		—		—		(490,451)
Consolidated total revenues	Ps.	72,629,706	Ps.	165,686	Ps.	972,538	Ps.	73,767,930

		Domestic		Export		Abroad		Total
Year ended December 31, 2022:
Cable:
Broadband Services	Ps.	19,197,699	Ps.	—	Ps.	—	Ps.	19,197,699
Digital TV Service		16,054,150		—		—		16,054,150
Telephony		5,259,768		—		—		5,259,768
Enterprise Operations		4,940,564		—		258,946		5,199,510
Advertising		2,073,346		—		—		2,073,346
Other Services		627,303		—		—		627,303
Sky:
DTH Broadcast Satellite TV		17,970,812		—		1,101,419		19,072,231
Advertising		1,183,495		—		—		1,183,495
Pay-Per-View		71,003		—		12,309		83,312
Other Businesses:
Gaming		2,493,534		—		—		2,493,534
Soccer, Sports and Show Business Promotion		2,189,093		308,194		—		2,497,287
Transmission Concessions and Facilities		1,658,317		—		—		1,658,317
Publishing – Magazines and Advertising		428,575				—		428,575
Publishing Distribution		261,077		—		—		261,077
Segment totals		74,408,736		308,194		1,372,674		76,089,604
Intersegment eliminations		(562,995)		—		—		(562,995)
Consolidated total revenues	Ps.	73,845,741	Ps.	308,194	Ps.	1,372,674	Ps.	75,526,609

Seasonality of Operations

The Group’s results of operations are not highly seasonal. In the years ended December 31, 2023 and 2022, the Group recognized 25.0% and 25.3%, respectively, of its annual consolidated revenues of continuing operations in the fourth quarter of the year. The Group’s costs are more evenly incurred throughout the year and generally do not correlate to the amount of net revenues.

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20.	Income from Discontinued Operations, Net

The operations of the Group’s former Content segment and feature-film production and distribution business were discontinued on January 31, 2022, in connection with the TelevisaUnivision Transaction. As a result, the Group’s consolidated statement of income for the year ended December 31, 2022, present the results of operations of the Group’s former Content segment and feature-film production and distribution business as net income from discontinued operations for the month ended January 31, 2022. Also, in connection with the TelevisaUnivision Transaction, the Group’s consolidated statement of income for the year ended December 31, 2022, present a gain on disposition of discontinued operations, net (see Note 3).

Income from discontinued operations, net, for the year ended December 31, 2022, is presented as follows:

		Year Ended December 31, 2022

Net income from discontinued operations	Ps.	156,655
Gain on disposition of discontinued operations, net		56,065,530
Income from discontinued operations, net	Ps.	56,222,185

Net income from discontinued operations for the years ended December 31, 2022, is presented as follows:

		Year Ended December 31, 2022
Revenues	Ps.	2,302,875
Cost of revenues and operating expenses		1,922,035
Income before other expense		380,840
Other expense, net		19,796
Operating income		361,044
Finance expense, net		(137,251)
Income before income taxes		223,793
Income taxes		67,138
Net income from discontinued operations	Ps.	156,655

The gain on disposition of discontinued operations related to the TelevisaUnivision Transaction, net of income taxes, amounted to Ps.93,066,741, for the years  ended December 31, 2022, and consisted of the total consideration received by the Group for the shares of those companies that were disposed of by the Group on January 31, 2022, and other net assets and rights that were transferred by the Group to TelevisaUnivision and Tritón, less the carrying amounts of these consolidated net assets as of January 31, 2022, and related expenses and income taxes incurred by the Group in connection with the TelevisaUnivision Transaction for the year ended December 31, 2022 (see Note 3).

Gain on disposition of discontinued operations, net, for the year ended December 31, 2022, is presented as follows:

		Year Ended December 31, 2022

Gain on disposition of discontinued operations before income taxes	Ps.	75,192,421
Income taxes		19,126,891
Gain on disposition of discontinued operations, net	Ps.	56,065,530

21.	Lawsuit Settlement Agreement and Contingencies

Lawsuit Settlement Agreement
On March 5, 2018, a purported stockholder class action lawsuit was filed in the United States District Court for the Southern District of New York (the “District Court”), alleging securities law violations in connection with allegedly misleading statements and/or omissions in the Company’s public disclosures. The lawsuit alleged that the Company and two of its executives failed to disclose alleged involvement in bribery activities relating to certain executives of The Federation Internationale de Football Association (“FIFA”), and wrongfully failed to disclose weaknesses in the Company’s internal control over its financial reporting as of December 31, 2016.

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On May 17, 2018, the District Court appointed a lead plaintiff for the putative stockholder class. On August 6, 2018, the lead plaintiff filed an amended complaint. The Company thereupon filed a motion to dismiss the amended complaint. On March 25, 2019, the District Court issued a decision denying the Company’s motion to dismiss, holding that plaintiff’s allegations, if true, were sufficient to support a claim. The parties began to exchange discovery materials, and the discovery process continued into 2022. On June 8, 2020, the District Court issued a decision denying class certification based on the inadequacy of the proposed class representative. On June 29, 2020, the District Court issued a decision granting class certification to a new class representative. The Company sought permission for leave to appeal the District Court’s order.
On October 6, 2020, the United States Court of Appeals for the Second Circuit (the “Court of Appeals”) denied the Company’s request for leave to appeal the District Court’s class certification order.
On May 19, 2021, the District Court issued an order disqualifying class counsel and stayed the case for thirty days so the class representative could identify replacement counsel. On June 17, 2021, the District Court granted a request from the class representative and disqualified counsel to extend the stay for an additional sixty days. On June 18, 2021, a petition for a writ of mandamus was filed in the Court of Appeals, seeking reinstatement of disqualified counsel. On June 23, 2021, the Court of Appeals granted a request from the petitioners to stay proceedings in the District Court pending the Court of Appeals’ decision on the petition. On August 24, 2021, the Court of Appeals denied the petition. On September 14, 2021, the case was returned to the District Court. On October 8, 2021, the District Court appointed new class counsel. On October 22, 2021, the Company filed a motion to define the class period. On March 31, 2022, the discovery period concluded, with exceptions.
On July 20, 2022, the District Court issued a decision on the Company’s class definition motion, defining the class period as April 11, 2013 through November 17, 2017, inclusive. On August 3, 2022, the Company filed a petition with the Court of Appeals seeking permission for leave to appeal the District Court’s order. On November 15, 2022, the Court of Appeals denied the Company’s petition. On August 5, 2022, the Company filed a motion for summary judgment.
On November 23, 2022, the Company announced that it had reached an agreement in principle to settle the securities class action. As set forth in that disclosure, approximately U.S.$21.5 million of the total settlement amount of U.S.$95 million was to be provided by the Company, with the remainder to be funded under the Company’s insurance policies. On December 28, 2022, the parties executed a memorandum of understanding memorializing the agreement in principle.
On February 28, 2023, the parties executed a settlement agreement to fully resolve and settle the class’s claims, which the lead plaintiff filed with the District Court the same day, along with a motion for preliminary approval of the settlement. On April 20, 2023, the District Court granted preliminary approval of the settlement agreement. Prior funding from the insurance company of its portion of the settlement, on May 4, 2023, the Company paid the plaintiffs the total settlement amount. On August 8, 2023 the Court finally approved the settlement agreement, thus concluding the action, expressly releasing the defendants from any fault, liability, wrongdoing or damages. While the Company continues to believe that the allegations in the case were without merit, it also believed that eliminating the distraction, expense and risk of continued litigation was in the best interest of the Company and its shareholders.
In the fourth quarter of  2022, the Company recognized a provision for the settlement of this class action lawsuit in the amount of U.S.$95.0 million (Ps.1,850,220), and a receivable for a related reimbursement in the amount of U.S.$73.5 million (Ps.1,431,486) to be funded by the Company’s insurance contracts, which were classified in current liabilities and current assets, respectively, in the Group’s consolidated statement of financial position as of December 31, 2022. The net amount of U.S.$21.5 million (Ps.425,762) was recognized in other expense in the Group’s consolidated statement of income for the year ended December 31, 2022, and paid by the Company in the second quarter of 2023 (see Note 15).
Contingencies
On April 27, 2017, the tax authorities initiated a tax audit to the Company, with the purpose of verifying compliance with tax provisions for the fiscal period from January 1 to December 31, 2011, regarding federal taxes as direct subject of Income Tax (Impuesto sobre la Renta or ISR), Flat tax (Impuesto Empresarial a Tasa Única) and Value Added Tax (Impuesto al Valor Agregado). On April 25, 2018, the authorities informed the observations determined as a result of such audit, that could entail a default on the payment of the abovementioned taxes. On May 25, 2018, by a document submitted before the authority, the Company asserted arguments and offered evidence to undermine the authority’s observations. On June 27, 2019, the Company was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.682 million for ISR, penalties, surcharges and inflation adjustments. On August 22, 2019, the Company filed an administrative proceeding (recurso de revocación) against such tax liability, before the Legal area of the Tax Authorities. On July 7, 2023, the resolution to the administrative proceeding was notified, in which the appealed resolution was confirmed. On September 4, 2023, a claim (juicio de nulidad) against the resolution issued in the referred administrative proceeding was filed in the Third Regional Court of Mexico City of the Federal Court of Administrative Justice (Tribunal Federal de Justicia Administrativa), which is still pending of resolution. As of the date of these financial statements, there are no elements to determine if the outcome would be adverse to the Company’s interests.

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On June 1, 2016, the tax authority initiated a tax audit to a Company’s indirect subsidiary that carries out operations in the Gaming business, which is presented in the Other Businesses segment, with the purpose of verifying compliance with tax provisions for the period from January 1 to December 31, 2014, regarding federal taxes as direct subject, as well as withholder. On April 24, 2017, the authorities informed the facts and omissions detected during the development of the verification process, that could entail a default on the payment of the abovementioned taxes. On May 30, 2017, by a document submitted before the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the authority’s last partial record. On June 21, 2019, such entity was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.1,334 million, essentially related to IEPS (Impuesto Especial sobre Producción y Servicios or Excise Tax); on August 16, 2019, an administrative proceeding (recurso de revocación) was filed before the Legal area of the Tax Authorities. On January 7, 2021, the resolution to the administrative proceeding was notified, in which the appealed resolution was confirmed. On February 19, 2021 a claim (juicio de nulidad) against the resolution issued in the referred administrative proceeding was filed in the Second Regional Court of Puebla of the Federal Court of Administrative Justice (Tribunal Federal de Justicia Administrativa), which is still pending of resolution. As of the date of these financial statements, there are no elements to determine if the outcome would be adverse to the Company’s interests.
On August 12, 2019, the tax authority initiated a Foreign Trade Audit of one of the Company’s indirect subsidiaries (Cablebox. S.A. de C.V.), with the purpose of verifying the correct payment of the contributions and levies on the import of the merchandise, as well as compliance with non-customs regulations and restrictions applicable to 26 foreign trade operations carried out during fiscal year 2016. On April 30, 2020, the tax authority released the observations determined as a result of the aforementioned review, which could lead to non-compliance with the payment of the referred contributions. On April 30, 2020, the tax authority informed the facts and omissions detected during the development of the verification process, that could entail a default on several provisions of the Customs Act (Ley Aduanera). On June 2 and 29, 2020, by several documents submitted before the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the tax authority’s last partial record. On July 16, 2020 such entity was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.290 million for a fine consisting of 70% of the commercial value of the merchandise subject to review, due to the alleged failure to comply with the Norma Oficial Mexicana, or Official Mexican Standards (NOM-019-SCFI-1998), as well as on the amount of the commercial value of the merchandise due to the material impossibility of the merchandise becoming property of the Federal Treasury. On August 27, 2020, an administrative proceeding (recurso de revocación) was filed before the Legal department of the Tax Authority, which is in the process of being resolved. As of the date of these financial statements, there are no elements to determine if the outcome would be adverse to the Company’s interests.
On July 29, 2019, the tax authority initiated a Foreign Trade Audit of one of the Company’s indirect subsidiaries (CM Equipos y Soporte, S.A. de C.V.), with the purpose of verifying the correct payment of the contributions and levies on the import of the merchandise, as well as compliance with non-customs regulations and restrictions applicable to 32 foreign trade operations carried out during fiscal year 2016. On July 10, 2020, the tax authority released the observations determined as a result of the aforementioned review, which could lead to a determination of non-compliance with the payment of the referred contributions. On August 21, 2020, through several documents submitted to the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the tax authority’s most recent partial record. On May 28, 2021, the subsidiary was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.256.3 million for a fine consisting of 70% of the commercial value of the merchandise subject to review, due to the alleged failure to comply with the Normas Oficiales Mexicanas, or Official Mexican Standards (NOM-019- SCFI-1998, NOM-EM-015-SCFI-2015 and NOM-024-SCFI-2013), as well as on the amount of the commercial value of the merchandise due to the material impossibility of the merchandise becoming property of the Federal Treasury. On July 12, 2021, an administrative proceeding (recurso de revocación) was filed before the Legal department of the Tax Authority, which is in the process of being resolved. As of the date of these financial statements, there are no elements to determine if the outcome would be adverse to the Company’s interests.
On June 19, 2020, the tax authority initiated a tax audit of an indirect subsidiary of the Company that carries out operations in the soccer business. The purpose of the tax audit was to verify compliance with tax provisions for the period from January 1 to December 31, 2014, regarding federal taxes as direct subject, as well as its withholding of income tax and value added tax. On August 9, 2022, the authorities informed the subsidiary of the facts and omissions detected during the development of the verification process, that could entail a default on the payment of the abovementioned taxes. On December 8, 2022, such entity was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.575 million, for income tax of the abovementioned fiscal year. On January 31, 2023, an administrative proceeding (recurso de revocación) was filed before the Legal department of the Tax Authority against such tax liability, which is in process of being resolved. As of the date of these financial statements, there are no elements to determine if the outcome would be adverse to the Company’s interests.
The matters discussed as contingencies in the previous paragraphs did not require the recognition of a provision as of December 31, 2023.
There are several legal actions and claims pending against the Group, which are filed in the ordinary course of business. In the opinion of the Company’s management, none of these actions and claims is expected now to have a material adverse effect on the Group’s financial statements as a whole; however, the Company’s management is unable to predict the outcome of any of these legal actions and claims.

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Gaming Regulations
On November 16, 2023, the President of Mexico issued a decree (“Decree”) published in the Diario Oficial de la Federación or Official Gazette (“DOF”) amending and adding several provisions to the Reglamento de la Ley Federal de Juegos y Sorteos, or Gaming Regulations. The Decree came into force the day after its publication in the DOF.
The Decree prohibits the operation of slot machines. Permits for the operation of slot machines granted before the entry into force of the Decree will remain valid in their terms.
Additionally, the Decree establishes that permits will have a minimum term of one year and a maximum term of fifteen years, counted from the publication of the Decree in the DOF. Previously, permits had a maximum term of twenty-five years. However, the Decree specifies that all existing permits currently in operation will remain valid during their current validity, considering the new maximum term of fifteen years, and without any extension.
On December 14, 2023, the subsidiaries of the Company in the Gaming Business challenged this Decree through an amparo lawsuit against the new provisions. On January 16, 2024, the relevant entities obtained the provisional suspension of the Decree so that the new provisions are not applied while the amparo trial is resolved.
22.	Events after the Reporting Period
As discussed in Note 3, the Company completed the Spin-off on January 31, 2024 by creating Ollamani, which holds the Spun-off Businesses and has the same shareholding structure as the Company. The businesses of Cable and Sky, the Group’s investment in TelevisaUnivision, broadcasting concessions and infrastructure, as well as other assets and real estate related to these businesses, remained in the Group. The Company obtained all required corporate and regulatory authorizations for the Spin-off on February 12, 2024. The shares of Ollamani began trading separately from the Company on the Mexican Stock Exchange on February 20, 2024, in the form of CPOs, under the ticker symbol “AGUILAS CPO”. Beginning with the first quarter of 2024, the Group will begin presenting the results of operations of the Spun-off Businesses as discontinued operations in its consolidated statements of income for any comparative prior period and for the month ended January 31, 2024.
As a result of the Spin-off carried out on January 31, 2024, and the Company’s distribution of the related Spun-off Businesses to Ollamani, the Company’s capital stock reflected a reduction of Ps.752,071 (nominal Ps.376,844) in the first quarter of 2024, without having modified the number of outstanding shares of the Company.
The carrying amount of consolidated net assets of the Group’s Spun-off Businesses as of December 31, 2023, represented approximately 4.5% of the Group’s consolidated equity as of that date. The segment revenues and segment income of the Group’s Spun-off Businesses for the year ended December 31, 2023, represented approximately 8.3% and 4.7%, respectively, of the Group’s total segment revenues and total segment income, respectively, for that year.
On February 22, 2024, the Company’s Board of Directors approved a proposed dividend of Ps.0.35 per CPO payable in the second quarter of 2024, subject to approval of the Company’s stockholders.
On April 3, 2024, the Company announced that it has reached an agreement with AT&T for the acquisition of its participation in Sky, by which the Company would become an owner of 100% of the Sky’s capital stock. As part of this agreement, the transaction price would be paid by the Group in 2027 and 2028. The transaction is subject to customary regulatory approvals.
On April 9, 2024, the Group (i) executed a credit agreement with a syndicate of banks (the “Credit Agreement”) for a five-year term loan in a principal amount of Ps.10,000,000 and a five-year revolving credit facility in the amount of U.S.$500 million, with loans thereunder to be funded in Mexican pesos; and (ii) terminated an unused revolving credit facility entered into 2022 with a syndicate of banks in the amount of U.S.$650 million, with an original maturity in 2025. The loans under the Credit Agreement will bear interest at a floating rate based on a spread of 125 bps or 150 bps over the 28-day TIIE rate depending on the Group´s leverage ratio. On April 11, 2024, the Group used the proceeds of the loans under the Credit Agreement to prepay in full amounts outstanding under the credit agreement entered into by the Company in 2019 with a syndicate of banks in the principal amount of Ps.10,000,000, with an original maturity in June 2024.
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”), introducing new requirements to (i) improve comparability in the statement of income; (ii) enhance transparency of management-defined performance measures; and (iii) provide more useful grouping of information in the financial statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements (“IAS 1”) and carries forward many requirements from IAS 1 unchanged. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early application permitted.

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On April 26, 2024, the Company’s stockholders approved, among other resolutions, (i) the audited consolidated financial statements of the Company as of December 31, 2023, and for the year ended on that date; and (ii) the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A,” “B,” “D,” and “L” Shares, not in the form of a CPO, which will be paid in May 2024.
- - - - - - - - -

Description of significant events and transactions

See Note 3 of the Disclosure of the interim financial reporting.

Dividends paid, ordinary shares:	[7] 1,027,354,000
Dividends paid, other shares:	0
Dividends paid, ordinary shares per share:	[8] 0.002991453
Dividends paid, other shares per share:	0

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Footnotes

[1] ↑
Current assets – Other current non-financial assets: As of December 31, 2023 and December 31, 2022, includes transmission rights and programming for Ps.1,725,630 thousand and Ps.888,344, thousands, respectively.
[2] ↑
Non-current assets – Other non-current non-financial assets: As of December 31, 2023 and December 31, 2022, includes transmission rights and programming for Ps.641,154 thousand and Ps.1,022,782 thousand, respectively.
[3] ↑
Total basic earnings (loss) per share: This information is related to earnings per CPO. The CPO are the securities traded in the Mexican Stock Exchange.
[4] ↑
Total diluted earnings (loss) per share: This information is related to earnings per diluted CPO. The CPO are the securities traded in the Mexican Stock Exchange.
[5] ↑
Breakdown of credits:

The Notes due in 2027 were contracted at a fixed rate.

The "Senior Notes" due in 2025, 2026, 2032, 2037, 2040, 2043, 2045, 2046 and 2049 were contracted at a fixed rate.

The exchange rates for the credits denominated in foreign currency were as follows:

Ps.16.9325 pesos per US dollar

Bank loans and senior notes are presented net of unamortized finance costs in the aggregate amount of Ps.1,278,324.

For more information on debt, see Note 9 Notes to the Unaudited Condensed Consolidated Financial Statements.
[6] ↑
Monetary foreign currency position:
The exchange rates used for translation were as follows:
Ps.16.9325 pesos per US Dollar
     18.2719 pesos per Euro
     20.1657 pesos per Swiss Franc
     12.8018 pesos per Canadian Dollar
       0.0044 pesos per Colombian Peso

Long-term liabilities include debt in the amount of U.S.$2,539,542 thousand, which has been designated as hedging instrument of foreign currency investments.

[7] and [8] ↑
In April 2023, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A,” “B,” “D,” and “L” Shares, not in the form of a CPO unit, which was paid in cash in May 2023, in the aggregate amount of Ps.1,027,354

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MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA GRUPO TELEVISA, S.A.B.	QUARTER: 04	YEAR: 2023

DECLARATION OF THE REGISTRANT´S OFFICERS, RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS REPORT FOR THE FOURTH QUARTER OF 2023, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT´S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

/s/ ALFONSO DE ANGOITIA NORIEGA	/s/ BERNARDO GÓMEZ MARTÍNEZ
ALFONSO DE ANGOITIA NORIEGA	BERNARDO GÓMEZ MARTÍNEZ
CO-CHIEF EXECUTIVE OFFICER	CO-CHIEF EXECUTIVE OFFICER

/s/ CARLOS PHILLIPS MARGAIN	/s/ LUIS ALEJANDRO BUSTOS OLIVARES
CARLOS PHILLIPS MARGAIN	LUIS ALEJANDRO BUSTOS OLIVARES
CORPORATE VICE PRESIDENT OF FINANCE	LEGAL VICE PRESIDENT AND
GENERAL COUNSEL

MEXICO CITY, MAY 2, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.

(Registrant)

Dated: May 7, 2024	By	/s/ Luis Alejandro Bustos Olivares

	Name:	Luis Alejandro Bustos Olivares

	Title:	Legal Vice President and General Counsel